Filed by JDN Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Commission File No. 001-12844

     The following material has been made available on the website of Developers Diversified Realty Corporation:

# # #

Quarterly Financial Supplement For the twelve months ended December 31, 2002 Investor Relations Department 3300 Enterprise Parkway • Beachwood, Ohio 44122 (216) 755-5500 • (216) 755-1500 (fax) www.ddrc.com

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

     Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company’s expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant and other matters described in the Management’s Discussion and Analysis section of the Company’s Form 10-K for the year ended December 31, 2001.

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Earnings Release & Financial Statements

DEVELOPERS DIVERSIFIED REALTY CORPORATION

For Immediate Release:

Contact:	Scott A. Wolstein	Michelle A. Mahue
	Chairman	Director of Investor Relations
	Chief Executive Officer	216-755-5455
216-755-5500

DEVELOPERS DIVERSIFIED REALTY REPORTS A 5.0%
INCREASE IN FFO PER SHARE FOR THE YEAR ENDED DECEMBER 31, 2002

     CLEVELAND, OHIO, February 20, 2003 - Developers Diversified Realty Corporation (NYSE: DDR), a real estate investment trust (“REIT”), today announced that fourth quarter 2002 Funds From Operations (“FFO”), a widely accepted measure of REIT performance, on a per share basis was $0.64 (diluted) and $0.65 (basic) compared to $0.62 (diluted) and $0.62 (basic) per share for the same period in the previous year, an increase of 3.2% diluted and 4.8% basic. FFO reached $43.1 million for the quarter ended December 31, 2002, which compares to $35.7 million for 2001.

     On a per share basis FFO (diluted) was $2.50 and $2.38 for the years ended December 31, 2002 and 2001, respectively, an increase of 5.0%. FFO for the year ended December 31, 2002 was $165.0 million compared to FFO for the year ended December 31, 2001 of $135.5 million.

     Scott A. Wolstein, DDR’s chairman and chief executive officer stated “We are pleased to report continued strong FFO growth over last year’s results. We are particularly pleased that this growth was accomplished while also strengthening the Company’s balance sheet and significantly improving its coverage ratios.”

     Net income for the three month period ended December 31, 2002 was $29.6 million, or $0.35 per share (diluted), compared to fourth quarter 2001 net income of $20.2 million, or $0.24 per share (diluted), an increase of 45.8%. Net income for the year ended December 31, 2002 was $102.0 million, or $1.16 per share (diluted), compared to net income of $92.4 million, or $1.17 per share (diluted) for the prior comparable period. A reconciliation of net income to FFO is presented in the financial highlights section.

Leasing:

     Leasing activity continues to be strong throughout the portfolio. During the fourth quarter of 2002, the Company executed 98 new leases aggregating approximately 574,000 square feet at an average rental rate of $11.05 per square foot, a 16% increase over prior rental rates, and 84 renewals aggregating approximately 330,000 square feet at an average rate of $12.02 per square foot, which represents an increase of 8% over prior rental rates. At December 31, 2002, the average annualized base rent per occupied square foot, including those properties owned through joint ventures, was $10.58, which compares to $10.03 at December 31, 2001.

     As of December 31, 2002, the portfolio was 95.9% leased, compared to 95.9% at September 30, 2002 and 95.4% at December 31, 2001. Excluding the impact of Kmart leases rejected in June 2002, the portfolio was 96.7% leased. These percentages include tenants for which signed leases have been executed and occupancy has not occurred. Based on tenants in place and responsible for paying rent as of December 31, 2002, occupancy increased to 95.1% from 94.2% at September 30, 2002. Occupancy as of December 31, 2001 was 94.8%. Excluding the impact of Kmart leases rejected in June 2002, the portfolio was 95.9% occupied at December 31, 2002.

     Same store tenant sales performance over the trailing 12 month period within the Company’s portfolio remained strong at approximately $240 per square foot for those tenants required to report. Aggregate base and percentage rental revenues relating to Core Portfolio Properties (i.e., shopping center properties owned since January 1, 2001, excluding properties under redevelopment) increased approximately $6.2 million (or 2.2%) for the year ended December 31, 2002, compared to the same period in 2001. Core portfolio properties’ NOI increased approximately $4.9 million or 1.9% for the year ended December 31, 2002, compared to the same period in 2001.

Expansions:

     For the twelve month period ended December 31, 2002, the Company completed expansions and redevelopments at five shopping centers located in Denver, Colorado; Detroit, Michigan; St. Louis, Missouri; Lebanon, Ohio; and North Olmsted, Ohio at an aggregate cost of approximately $8.0 million. The Company is currently expanding/redeveloping eight shopping centers located in Birmingham, Alabama; North Little Rock, Arkansas; Bayonet Point, Florida; Brandon, Florida; North Canton, Ohio; Tiffin, Ohio; Riverdale, Utah and Taylorsville, Utah at a projected incremental cost of approximately $29.7 million. The Company is also scheduled to commence three additional expansion projects at the shopping centers located in Aurora, Ohio; Princeton, New Jersey and Erie, Pennsylvania.

     For the twelve month period ended December 31, 2002, the Company’s joint ventures completed expansions and redevelopments at seven shopping centers located in Atlanta, Georgia; Marietta, Georgia; Schaumburg, Illinois; Leawood, Kansas; Overland Park, Kansas; Maple Grove, Minnesota and San Antonio, Texas at an aggregate cost of approximately $15.0 million. The Company’s joint ventures are currently expanding/redeveloping three shopping centers located in San Ysidro, California; Shawnee, Kansas; and North Olmsted, Ohio at a projected incremental cost of approximately $8.8 million. The Company’s joint ventures are scheduled to commence one additional expansion project at the shopping center located in Deer Park, Illinois.

Development (Consolidated):

The consolidated development projects are as follows:

Phase II of the Meridian, Idaho (a suburb of Boise) shopping center commenced construction in 2002, with completion scheduled for 2003.
The Company commenced construction during 2002 on the central quadrant of the Coon Rapids, Minnesota, Riverdale Village Shopping Center. This development will create an additional 295,000 square feet of retail space.
The Company broke ground during 2002 on two shopping center developments located in Riverdale, Utah and Long Beach, California.
The Company anticipates breaking ground in 2003 on a 100,000 square foot shopping center located in, St. Louis, Missouri (Southtown).

Development (Joint Ventures):

     The Company has joint venture development agreements for five shopping center projects. These five projects have an aggregate projected cost of approximately $192.8 million and are currently scheduled for completion during 2003. The projects located in Long Beach, California (City Place) and Austin, Texas are being financed through the Prudential/DDR Retail Value Fund. The other three projects are located in Littleton, Colorado; Coon Rapids, Minnesota and St. Louis, Missouri. The projects in Long Beach, California; Littleton, Colorado and Coon Rapids, Minnesota were substantially completed in 2002.

Acquisitions:

     Although no significant acquisitions closed during the fourth quarter of 2002, in January 2003, the Company acquired a 67% interest in a 296,000 square foot shopping center in Phoenix, Arizona for an aggregate purchase price of approximately $43.0 million and a 25% interest in a shopping center in Pasadena, California for a purchase price of $113.5 million. The Company’s equity interest in these properties is approximately $17.4 million and $7.1 million, respectively. The Company also acquired a 540,000 square foot property in Gulfport, Mississippi for approximately $45.5 million.

Dispositions:

     In October 2002, the Company sold a 47,000 square foot shopping center in Columbia, South Carolina for approximately $5.3 million and a 63,000 square foot shopping center in Jacksonville, North Carolina for approximately $6.0 million. Additionally, the Company’s Community Centers Joint Venture, in which the Company has a 20% interest, sold a 390,000 square foot shopping center in Denver, Colorado for approximately $43 million.

     In November 2002, the Company sold a 180,000 square foot shopping center in Orlando, Florida for approximately $7.3 million and a 21,000 square foot business center in Dallas, Texas for approximately $1.7 million.

     In December 2002, the Company, through an equity affiliate, sold a 535,000 square foot shopping center in Round Rock, Texas for approximately $78.1 million.

Financings:

     In December 2002, the Company financed five shopping center properties acquired in August 2002 for $63.0 million. Four of these properties are subject to a one-year floating rate mortgage with a principal balance of $54.8 million and an interest rate of approximately 3.2%. It is anticipated that this debt will be converted to long term fixed rate debt during 2003. The remaining property’s mortgage is $8.2 million for ten years at a fixed interest rate of 5.5%.

     In December 2002, the Company issued 1.6 million common shares in exchange for $35 million of preferred operating partnership units at a price of $21.625 per share.

     In January 2003, the Company agreed to enter into a $150 million secured financing for five years with interest at a coupon rate of 4.41%. In addition, the Company entered into interest rate swaps aggregating $100 million, effectively converting floating rate debt into fixed rate debt with an effective weighted average coupon rate of 2.875% and a life of 1.75 years.

Strategic Transactions:

     In October 2002, the Company and JDN Realty Corporation announced entering into a definitive merger agreement pursuant to which JDN shareholders will receive 0.518 shares of DDR in exchange for each share of JDN stock. The transaction valued JDN at approximately $1.1 billion, which included approximately $584 million of assumed debt at the carrying amount and $50 million of preferred stock. It is anticipated that this transaction will be approved by the JDN shareholders and will close in March 2003.

     Following the merger, DDR will own or manage approximately 400 retail properties in 44 states comprising approximately 75 million square feet, which includes approximately 15 million square feet of total GLA attributable to JDN. In addition, DDR will acquire 21 properties comprising approximately 7 million square feet of total GLA currently under development by JDN as well as a development pipeline of 17 properties representing 3 million square feet of total GLA with a total estimated cost of $220 million. Upon completion of the transaction, expected in the first quarter of 2003, DDR will have a total market capitalization of over $5.0 billion (including its pro rata portion of unconsolidated debt).

     In March 2002, the Company announced its participation in a joint venture with Lubert-Adler Funds and Klaff Realty, L.P., which was awarded asset designation rights for all of the retail real estate interests of the bankrupt estate of Service Merchandise Corporation for approximately $236 million. The Company has a 25% interest in the joint venture. In addition, the Company earns fees for the management, leasing, development and disposition of the real estate portfolio. The designation rights enable the joint venture to determine the ultimate use and disposition of the real estate interests held by the bankrupt estate. At December 31, 2002, the portfolio consisted of approximately 140 Service Merchandise retail sites totaling approximately 8.0 million square feet. The transaction was approved by the U.S. Bankruptcy Court in Nashville, Tennessee and subsequently the designation rights were transferred to the joint venture.

     During 2002, the joint venture sold 45 sites and received gross proceeds of approximately $106.5 million. The Company recognized pre-tax income of approximately $4.3 million relating to the operations of this investment. The Company also earned disposition, management, leasing and financing fees aggregating $1.4 million in 2002 relating to this investment.

     Developers Diversified Realty Corporation currently owns and manages approximately 300 retail properties in 43 states totaling 59 million square feet of real estate under management. DDR is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which acquires, develops, leases and manages shopping centers.

     A copy of the Company’s Quarterly Supplemental Financial/Operational package is available to all interested parties upon written request at our corporate office to Michelle A. Mahue, Director of Investor Relations, Developers Diversified Realty Corporation, 3300 Enterprise Parkway, Beachwood, OH 44122.

     Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934, both as amended, with respect to the Company’s expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including, among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant. For more details on the risk factors, please refer to the Company’s Form on 10-K as of December 31, 2001.

Additional Information concerning the Merger and Where You can Find It

     DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

     DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands — except per share data)

	Three Month Period		Year Ended
	Ended December 31,		December 31,
	2002	2001	2002	2001

Revenues:
Minimum rent (A)	$67,491	$59,230	$255,918	$223,531
Percentage and overage rents	2,024	1,385	4,306	3,579
Recoveries from tenants	18,800	16,085	69,683	59,592
Ancillary income	769	751	1,966	1,789
Other property related income	507	422	1,696	1,187
Management fee income	2,356	2,468	10,145	11,285
Development fees	304	1,104	2,346	2,828
Interest income	1,849	1,700	5,905	6,425
Other (B)	385	1,252	5,278	6,104

	94,485	84,397	357,243	316,320

Expenses:
Operating and maintenance	13,671	9,524	43,695	34,200
Real estate taxes	11,216	10,424	43,347	36,298
General and administrative (C)	9,380	6,537	29,392	24,375
Interest	19,007	19,684	76,831	80,912
Impairment charge	—	—	—	2,895
Depreciation and amortization	20,749	18,941	77,698	63,346

	74,023	65,110	270,963	242,026

Income before equity in net income of joint ventures and minority equity investment, minority equity interests, gain on sales of real estate and real estate investments and discontinued operations	20,462	19,287	86,280	74,294
Equity in net income of joint ventures (D)	10,371	3,579	32,769	17,010
Equity in net income of minority equity investment (E)	—	—	—	1,550
Minority equity interests (F)	(4,800)	(5,513)	(21,570)	(21,502)
Gain on sales of real estate and real estate investments	440	2,536	3,429	18,297

Income from continuing operations	26,473	19,889	100,908	89,649
Income from discontinued operations (G)	3,144	307	1,062	2,723

Net income	$29,617	$20,196	$101,970	$92,372

Net income, applicable to common shareholders	$23,127	$13,381	$74,912	$65,110

Funds From Operations (“FFO”):
Net income applicable to common shareholders	$23,127	$13,381	$74,912	$65,110
Depreciation and amortization of real estate investments	20,225	18,861	76,462	63,200
Equity in net income of joint ventures	(10,371)	(3,579)	(32,769)	(17,010)
Equity in net income of minority equity investment (E)	—	—	—	(1,550)
Joint ventures’ FFO (D)	12,328	7,581	44,473	31,546
Minority equity investment FFO (E)	—	—	—	6,448
Minority equity interests (OP Units)	346	384	1,450	1,531
Impairment charge and (gain) loss on sales of depreciable real estate and real estate investments, net, including discontinued operations	(2,604)	(927)	454	(16,688)
Impairment charge	—	—	—	2,895

FFO	$43,051	$35,701	$164,982	$135,482

Per share data:
Earnings per common share
Basic	$0.36	$0.24	$1.17	$1.18

Diluted	$0.35	$0.24	$1.16	$1.17

Dividends Declared	$0.38	$0.37	$1.52	$1.48

Funds From Operations — Basic (H)	$0.65	$0.62	$2.54	$2.40

Funds From Operations — Diluted (H)	$0.64	$0.62	$2.50	$2.38

Basic — average shares outstanding (thousands)	65,029	56,004	63,807	55,185

Diluted — average shares outstanding (thousands)	65,967	56,875	64,837	55,834

(A)	Increases in shopping center base and percentage rental revenues for the twelve month period ended December 31, 2002 as compared to 2001, aggregated $34.4 million consisting of $2.3 million related to leasing of core portfolio properties (an increase of 1.3% from 2001), $20.8 million from the acquisition of eleven shopping centers in 2002, $1.6 million relating to developments and redevelopments and $12.4 million from the AIP properties. These increases were offset by a $2.7 million decrease from the sale/transfer of ten properties in 2002 and 2001. Included in the rental revenues for the twelve month period ended December 31, 2002 and 2001 is approximately $3.3 million and $4.6 million, respectively, of revenue resulting from the recognition of straight line rents.

(B)	Other income for the three month period ended December 31, 2002 and 2001 included approximately $0.9 million and $1.7 million, respectively, in lease termination revenue. Other income for the twelve month periods ended December 31, 2002 and 2001 included approximately $3.9 million and $5.9 million, respectively, in lease termination revenue. In 2001, the Company also recognized $1.3 million of lease termination revenue, which has been reclassified to income from discontinued operations in the 2001 presentation. Also included in other income for the twelve month period ended December 31, 2002 was approximately $2.3 million relating to the sale of development rights to the Wilshire project in Los Angeles, California. Offsetting these revenues for the twelve months ended December 31, 2002 was a charge of $1.0 million relating to the write-off of abandoned development projects.

(C)	General and administrative expenses include internal leasing salaries, legal salaries and related expenses associated with the releasing of space, which are charged to operations as incurred. For the twelve month periods ended December 31, 2002 and 2001, general and administrative expenses were approximately 4.8% and 4.3%, respectively, of total revenues, including joint venture revenues, for each period. General and administrative costs for 2002 include incentive income payable to the Company’s Chairman and CEO of approximately $2.0 million pursuant to his incentive agreement relating to the retail value investment program. After adjusting for this charge the Company’s general and administrative expenses were approximately 4.5% of total revenues in 2002.

(D)	The following is a summary of the Company’s share of the combined operating results relating to joint ventures (in thousands):

	Three month period		Year ended
	ended December 31,		December 31,
	2002 (b)	2001 (b)	2002 (b)	2001 (b)

Revenues from operations (a)	$57,873	$56,812	$233,384	$219,381

Operating expense	18,909	19,119	78,774	70,824
Depreciation and amortization of real estate investments	11,181	7,919	36,026	31,479
Interest expense	18,289	18,640	71,161	71,279

	48,379	45,678	185,961	173,582

Income from operations before gain on sale of real estate and real estate investments and tax expense	9,494	11,134	47,423	45,799
Gain (loss) on sale of real estate and real estate investments	5,219	—	18,916	(97)
Income from discontinued operations	1,162	1,858	6,358	5,587
Gain on sale of discontinued operations	19,609	—	35,205	—
Tax expense	(1,225)	—	(2,342)	—

Net income	$34,259	$12,992	$105,560	$51,289

DDR Ownership interests (b)	$10,646	$4,018	$34,724	$18,274

Funds From Operations from joint ventures are summarized as follows:
Net income	$34,259	$12,992	$105,560	$51,289
(Gain) loss on sale of real estate and real estate investments; including discontinued operations	(14,338)	—	(29,413)	97
Depreciation and amortization of real estate investments	11,247	9,056	38,168	35,676

	$31,168	$22,048	$114,315	$87,062

DDRC Ownership interests (b)	$12,328	$7,581	$44,473	$31,546

DDRC Partnership distributions received, net	$10,249	$6,633	$58,103	$23,740

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands — except per share data)

(a)	Revenues for the three month periods ended December 31, 2002 and 2001 included approximately $0.7 million and $1.2 million, respectively, resulting from the recognition of straight line rents of which the Company’s proportionate share is $0.2 million and $0.3 million, respectively. Revenues for the twelve month periods ended December 31, 2002 and 2001 included approximately $3.2 million and $4.6 million, respectively, resulting from the recognition of straight line rents of which the Company’s proportionate share is $1.1 million and $1.5 million, respectively.

(b)	At December 31, 2002 and 2001, the Company owned joint venture interests relating to 49 and 55 shopping center properties, respectively. The Company’s share of net income has been reduced by $2.0 million and $1.3 million for the twelve month periods ended December 31, 2002 and 2001, respectively, to reflect additional basis depreciation and the elimination of gains on sale.

(E)	Represented the Company’s minority equity investment in AIP which was merged into a wholly owned subsidiary of the Company on May 14, 2001.

(F)	Minority Equity Interests are comprised of the following:

	Three Month Period		Year Ended
	Ended December 31,		December 31,
	2002	2001	2002	2001

Minority interests	$427	$359	$1,782	$890
Preferred Operating Partnership Units	4,027	4,770	18,338	19,081
Operating Partnership Units	346	384	1,450	1,531

	$4,800	$5,513	$21,570	$21,502

(G)	The operating results relating to assets classified as discontinued operations are summarized as follows (in thousands):

	Three Month Period		Year Ended
	Ended December 31,		December 31,
	2002	2001	2002	2001

Revenues	$713	$1,143	$3,534	$5,919

Expenses:
Operating	118	324	972	1,192
Depreciation	33	293	670	1,146
Interest	22	219	376	858

	173	836	2,018	3,196

	540	307	1,516	2,723
(Impairment charge) and gain (loss) on sales of real estate, net	2,604	—	(454)	—

Income from discontinued operations	$3,144	$307	$1,062	$2,723

(H)	For purposes of computing FFO per share (basic), the weighted average shares outstanding were adjusted to reflect the conversion, on a weighted average basis, of 0.9 million and 1.0 million Operating Partnership Units (OP Units) outstanding at December 31, 2002 and 2001, respectively, into 0.9 million and 1.0 million common shares of the Company for the three month periods ended December 31, 2002 and 2001, respectively, and 1.0 million common shares of the Company for each of the twelve month periods ended December 31, 2002 and 2001. The weighted average diluted shares and OP Units outstanding were 67.0 million and 58.0 million for the three month periods ended December 31, 2002 and 2001, respectively, and 65.9 million and 57.0 million for the twelve month periods ended December 31, 2002 and 2001, respectively.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands)

Selected Balance Sheet Data:

	December 31, 2002	December 31, 2001

Assets:
Real estate and rental property:
Land	$488,292	$419,261
Buildings	2,109,675	1,869,753
Fixtures and tenant improvements	72,674	60,115
Land under development	20,028	25,539
Construction in progress	113,387	118,997

	2,804,056	2,493,665
Less accumulated depreciation	(408,792)	(351,709)

Real estate, net	2,395,264	2,141,956

Cash	16,371	19,069
Advances to and investments in joint ventures	258,610	255,565
Notes receivable	11,662	5,221
Receivables, including straight line rent	60,074	51,694
Other assets	34,871	23,702

	$2,776,852	$2,497,207

Liabilities:
Indebtedness:
Revolving credit facilities:
Variable rate debt	$346,000	$201,750
Fixed rate debt	100,000	200,000
Variable rate unsecured term debt	22,120	22,120
Senior unsecured fixed rate debt	304,900	405,827
Senior unsecured variable rate debt	100,000	—
Mortgage and other secured debt	625,778	478,604

	1,498,798	1,308,301
Dividends payable	25,378	22,072
Other liabilities	92,070	82,419

	1,616,246	1,412,792
Minority interests	215,045	250,401
Shareholders’ equity	945,561	834,014

	$2,776,852	$2,497,207

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(in thousands)

Selected Balance Sheet Data (Continued):

Combined condensed balance sheets relating to the Company’s joint ventures are as follows:

	December 31,	December 31,
	2002	2001

Land	$368,520	$374,531
Buildings	1,219,947	1,287,437
Fixtures and tenant improvements	24,356	18,391
Construction in progress	91,787	111,660

	1,704,610	1,792,019
Accumulated depreciation	(153,537)	(140,850)

Real estate, net	1,551,073	1,651,169
Receivables, including straight line rent, net	64,642	51,764
Investment in joint ventures	12,147	21,950
Leasehold interests	26,677	—
Other assets	80,285	60,778

	$1,734,824	$1,785,661

Mortgage debt(a)	$1,129,310	$1,168,686
Notes and accrued interest payable to DDRC	107,671	80,515
Other liabilities	131,865	61,280
	1,368,846	1,310,481
Accumulated equity	365,978	475,180

	$1,734,824	$1,785,661

(a)	The Company’s proportionate share of joint venture debt aggregated approximately $387.1 million and $401.1 million at December 31, 2002 and December 31, 2001, respectively.

Financial Summary

Developers Diversified Realty
Quarterly Financial Supplement
For The Year Ended December 31, 2002

FINANCIAL HIGHLIGHTS
     (In Thousands Except Per Share Information)

	Year Ended December 31

	2002	2001	2000	1999	1998

FUNDS FROM OPERATIONS:
Net Income Applicable to Common Shareholders	$74,912	$65,111	$73,571	$60,135	$57,969
Depreciation and Amortization of Real Estate Investments	$76,462	$63,200	$52,975	$51,497	$42,631
Equity in Net Income From Joint Ventures	($32,769)	($17,010)	($17,072)	($20,621)	($12,888)
Equity in Net Income From Minority Equity Investment	$0	($1,550)	($6,224)	($6,453)	($686)
Joint Venture Funds From Operations	$44,473	$31,546	$30,512	$32,317	$20,779
Minority Equity Investment Funds From Operations	$0	$6,448	$14,856	$12,965	$1,493
Operating Partnership Minority Interest Expense	$1,450	$1,531	$4,126	$6,541	$3,069
Non-Recurring & Extraordinary Charges	$0	$2,895	$0	$0	$882
Loss (Gain) on Sales of Real Estate	$454	($16,688)	($23,440)	$1,664	($248)

FUNDS FROM OPERATIONS	$164,983	$135,482	$129,303	$138,044	$113,001

PER SHARE INFORMATION:
Funds From Operations — Diluted	$2.50	$2.38	$2.19	$2.05	$1.86
Net Income — Diluted	$1.16	$1.17	$1.31	$0.95	$0.98
Cash Dividends	$1.52	$1.48	$1.44	$1.40	$1.31

WEIGHTED AVERAGE SHARES AND OPERATING PARTNERSHIP UNITS, FFO	65,910	56,957	59,037	68,412	62,501

TOTAL MARKET CAPITALIZATION(1)	$3,460,243	$2,982,461	$2,490,917	$2,392,455	$2,508,424
DEBT TO TOTAL MARKET CAPITALIZATION(1)	43.10%	43.87%	49.28%	48.15%	39.88%
DEBT TO TOTAL UNDEPRECIATED ASSETS, INVESTMENTS, CASH & NOTES REC	48.26%	47.18%	47.82%	45.78%	43.71%
DIVIDEND PAYOUT RATIO(1)	60.93%	62.53%	65.19%	66.45%	69.73%

GEN. & ADMIN. EXPENSES AS A PERCENTAGE OF TOTAL REVENUES(2)	4.80%	4.25%	4.27%	4.09%	3.83%

GENERAL AND ADMINISTRATIVE EXPENSES	$29,392	$24,175	$20,449	$17,774	$12,918

REVENUES:
DDR Revenues	$360,778	$324,148	$285,416	$263,932	$227,844
Joint Venture Revenues	$251,905	$244,663	$193,275	$170,714	$109,752

TOTAL REVENUES(3)	$612,683	$568,811	$478,691	$434,646	$337,596

NET OPERATING INCOME:
DDR Net Operating Income	$243,372	$224,889	$204,922	$194,263	$168,670
Joint Venture Net Operating Income	$167,573	$166,545	$136,440	$119,544	$81,707

TOTAL NET OPERATING INCOME(4)	$410,945	$391,433	$341,362	$313,807	$250,377

REAL ESTATE AT COST:
DDR Real Estate at Cost	$2,804,056	$2,493,665	$2,161,810	$2,068,274	$1,890,423
Joint Venture Real Estate at Cost(5)	$1,785,165	$1,862,515	$1,522,493	$1,441,322	$1,146,528

TOTAL REAL ESTATE AT COST(6)	$4,589,221	$4,356,179	$3,684,302	$3,509,596	$3,036,951

(1)	See Market Capitalization and Financial Ratio section for detail calculation.
(2)	The calculation includes joint venture revenues. However, it does not include revenues from properties managed for third parties including the Burnham Pacific portfolio of properties in which property management services were retained from the fourth quarter of 2000 through the second quarter of 2002.
(3)	Includes revenues from discontinued operations.
(4)	Includes NOI associated with acquisitions, expansions and developments from completion date of said capital transactions.
(5)	Includes gross up of assets shown as equity investment in joint ventures.
(6)	Includes construction in progress (CIP) at December 31, 2002 of $237.8 million (includes $104.5 million of CIP included in joint ventures, of which $58.7 million represents the Company’s proportionate share), and at December 31, 2001, 2000, 1999, 1998 CIP aggregated $287.7 million, $305.4 million, $308.2 million and $211.6 million, respectively.

Financial Highlights 2.1

Developers Diversified Realty
Quarterly Financial Supplement
For The Year Ended December 31, 2002

MARKET CAPITALIZATION & FINANCIAL RATIOS

	Year Ended December 31

	2002	2001	2000	1999	1998

DDR RATIO OF DEBT TO TOTAL MARKET CAP:
Total Debt	$1,491,481	$1,308,301	$1,227,575	$1,152,051	$1,000,481
Total Market Capitalization*	$3,460,243	$2,982,461	$2,490,917	$2,392,455	$2,508,424

	43.10%	43.87%	49.28%	48.15%	39.88%
DDR DEBT TO UNDEPRECIATED REAL ESTATE ASSETS, INVESTMENTS AND NOTES RECEIVABLE	48.26%	47.18%	47.82%	45.78%	43.71%

DDR, INCLUDING PROPORTIONATE SHARE OF JV DEBT, TOTAL MARKET CAPITALIZATION:
Total Debt*	$1,878,575	$1,688,904	$1,550,398	$1,618,685	$1,370,123
Total Market Capitalization*	$3,847,336	$3,363,064	$2,813,740	$2,859,088	$2,878,066

	48.83%	50.22%	55.10%	56.62%	47.61%
DDR & JV DEBT TO UNDEPRECIATED REAL ESTATE ASSETS, INVESTMENTS & NOTES RECEIVABLE	54.20%	53.85%	54.54%	54.12%	52.26%

INTEREST COVERAGE RATIO:
Interest Expense	$77,208	$81,770	$77,030	$68,023	$57,196
FFO Before Interest and Preferred Dividends*	$287,586	$263,595	$248,896	$238,486	$190,149

	3.72	3.22	3.23	3.51	3.32
DEBT SERVICE COVERAGE RATIO:
Debt Service*	$83,958	$88,764	$82,103	$73,022	$61,124
FFO Before Interest and Preferred Dividends*	$287,586	$263,595	$248,896	$238,486	$190,149

	3.43	2.97	3.03	3.27	3.11
FIXED CHARGES (INCLUDING PREFERRED DIVIDENDS) COVERAGE RATIO
Fixed Charges	$129,353	$135,107	$124,666	$105,440	$81,076
FFO Before Interest and Preferred Dividends*	$287,586	$263,595	$248,896	$238,486	$190,149

	2.22	1.95	2.00	2.26	2.35
DIVIDEND PAYOUT RATIO
Common Share Dividends and Operating Partnership Interest	$100,531	$84,721	$84,297	$91,736	$78,799
Funds From Operations	$164,983	$135,482	$129,303	$138,044	$113,001

	0.61	0.63	0.65	0.66	0.70

*	See Attached for Detail Calculation

Market Capitalization and Financial Ratios 2.2

Developers Diversified Realty
Quarterly Financial Supplement
For The Year Ended December 31, 2002

	Year Ended December 31

	2002	2001	2000	1999	1998	1997

DDR TOTAL MARKET CAPITALIZATION
Common Shares Outstanding	66,609	59,455	54,880	59,504	61,289	55,376
Operating Partnership Units Outstanding	911	1,038	1,051	4,702	4,581	18

Total	67,520	60,493	55,932	64,206	65,870	55,394
Share Price	$21.9900	$19.1000	$13.3125	$12.8750	$17.7500	$19.1250

Market Value of Common Shares	$1,484,762	$1,155,410	$744,592	$826,654	$1,169,193	$1,059,410
Preferred Shares at Book Value	$304,000	$303,750	$303,750	$303,750	$303,750	$149,750
Preferred Units and Warrant	$180,000	$215,000	$215,000	$110,000	$35,000	$0
Total Debt	$1,491,481	$1,308,301	$1,227,575	$1,152,051	$1,000,481	$668,521

TOTAL MARKET CAPITALIZATION	$3,460,243	$2,982,461	$2,490,917	$2,392,455	$2,508,424	$1,877,681

DDR TOTAL MARKET CAPITALIZATION — INCLUDING PROPORTIONATE SHARE OF JV DEBT
Common Shares Outstanding	66,609	59,455	54,880	59,504	61,289	55,376
Operating Partnership Units Outstanding	911	1,038	1,051	4,702	4,581	18

Total	67,520	60,493	55,932	64,206	65,870	55,394
Share Price	$21.9900	$19.1000	$13.3125	$12.8750	$17.7500	$19.1250

Market Value of Common Shares	$1,484,762	$1,155,410	$744,592	$826,654	$1,169,193	$1,059,410

Preferred Shares at Book Value	$304,000	$303,750	$303,750	$303,750	$303,750	$149,750
Preferred Units and Warrant	$180,000	$215,000	$215,000	$110,000	$35,000	$0
Total Debt	$1,491,481	$1,308,301	$1,227,575	$1,152,051	$1,000,481	$668,521
Proportionate Share of JV Debt	$387,094	$380,604	$322,823	$466,633	$369,642	$190,283

TOTAL MARKET CAPITALIZATION	$3,847,336	$3,363,064	$2,813,740	$2,859,088	$2,878,066	$2,067,964

Market Capitalization and Financial Ratios 2.2

Developers Diversified Realty
Quarterly Financial Supplement
For The Year Ended December 31, 2002

	Year Ended December 31

	2002	2001	2000	1999	1998

UNDEPRECIATED REAL ESTATE ASSETS, CASH, INVESTMENTS & NOTES RECEIVABLE
Undepreciated Real Estate Assets	$2,804,056	$2,493,665	$2,161,810	$2,068,274	$1,890,423
Cash and Cash Equivalents	$16,371	$19,070	$4,243	$5,992	$2,260
Notes Receivable	$11,662	$5,221	$4,824	$5,590	$49,008
Advances and Investments in Joint Ventures	$258,611	$255,327	$260,927	$299,176	$266,257
Minority Equity Investment	$0	$0	$135,028	$137,234	$80,710

	$3,090,699	$2,773,281	$2,566,831	$2,516,266	$2,288,658

DDR & JV UNDEPRECIATED REAL ESTATE ASSETS, INVESTMENTS & NOTES RECEIVABLE
Undepreciated Real Estate Assets	$2,804,056	$2,493,665	$2,161,810	$2,068,274	$1,890,423
Notes Receivable or Proportionate Share Thereof	$50,521	$22,000	$42,187	$70,025	$65,606
Minority Equity Investment	$0	$0	$135,028	$137,234	$80,710
Proportionate Share of JV Undepreciated Real Estate Assets	$611,224	$620,688	$503,902	$715,118	$585,169

	$3,465,801	$3,136,353	$2,842,926	$2,990,652	$2,621,908

FUNDS FROM OPERATIONS BEFORE INTEREST AND PREFERRED DIVIDENDS
FFO	$164,983	$135,482	$129,303	$138,044	$113,001
Interest Expense	$77,208	$81,770	$77,030	$68,023	$57,196
Preferred Dividends, Including Preferred Operating Minority Interest	$45,395	$46,343	$42,563	$32,419	$19,952

	$287,586	$263,595	$248,896	$238,486	$190,149

DEBT SERVICE
Interest Expense	$77,208	$81,770	$77,030	$68,023	$57,196
Recurring Principal Amortization	$6,750	$6,994	$5,073	$4,999	$3,928

	$83,958	$88,764	$82,103	$73,022	$61,124

FIXED CHARGES
Debt Service	$83,958	$88,764	$82,103	$73,022	$61,124
Preferred Dividends, Including Preferred Operating Minority Interest	$45,395	$46,343	$42,563	$32,419	$19,952

	$129,353	$135,107	$124,666	$105,440	$81,076

Market Capitalization and Financial Ratios 2.2

$3.5 Billion Total Capitalization as of December 31, 2002 (1), (2), (3)

Perpetual
Preferred Stock
$304.0
9%
Fixed Rate Sr.
Unsecured Debt
$297.6
9%
Preferred Partnership
Units & Warrant
$180.0
5%
Floating Rate Sr.
Unsecured Debt
$100.0
3%
Variable Rate
Construction Financ
$89.3
3%
Common
Shares Equity (2)
$1,484.8
42%
Variable Rate Revolvin
Credit Debt
$346.0
10%
Fixed Rate Revolving
Credit Debt
$100.0
3%
Unsecured
Variable Rate Term Debt
$22.1
1%
Fixed Rate
Mortgage Debt (3)
$536.5
15%

(1) Figures in millions unless otherwise noted.

(2) Market Value ($21.99 per share as of December 31, 2002) includes operating partnership units equivalent to approximately 0.9 million of the Company's Common shares.

(3) Does not include proportionate share of joint venture debt aggregating $387.1 million.

Developers Diversified Realty
Quarterly Financial Supplement
For The Year Ended December 31, 2002

Significant Accounting Policies

Revenues

•	Percentage and overage rents are recognized after the tenants reported sales have exceeded the applicable sales breakpoint.

•	Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon the provision of tenants’ leases.

•	Lease termination fees are included in other income and recognized upon termination of a tenant’s lease, which generally coincides with the receipt of cash.

General and Administrative Expenses

•	General and administrative expenses include internal leasing salaries, legal salaries and related expenses associated with the leasing of space which are charged to operations as incurred. All indirect internal costs associated with acquisitions are expensed as incurred.

Deferred Financing Costs

•	Costs incurred in obtaining long-term financing are included in deferred charges and are amortized over the terms of the related debt agreements; such amortization is reflected as interest expense in the consolidated statements of operations.

Real Estate

•	Real estate assets are stated at cost less accumulated depreciation, which, in the opinion of management, is not in excess of the individual property’s estimated undiscounted future cash flows, including estimated proceeds from disposition.

•	Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings Furniture/Fixtures and Tenant Improvements	18 to 31 years Useful lives, which approximate lease terms, where applicable

Significant Accounting Policies 2.4

Developers Diversified Realty
Quarterly Financial Supplement
For The Year Ended December 31, 2002

Significant Accounting Policies (Continued)
•	Expenditures for maintenance and repairs are charged to operations as incurred. Renovations that improve or extend the life of the asset are capitalized.

•	Included in land is undeveloped real estate, generally outlots or expansion pads adjacent to the shopping centers and enclosed malls owned by the Company.

•	Construction in progress includes shopping center developments and significant expansions and redevelopments.

Capitalization
•	The Company capitalizes interest on funds used for the construction or expansion of shopping centers. Capitalization of interest ceases when construction activities are completed and the property is available for occupancy by tenants.

•	For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the Company capitalized interest of $9.5 million, $12.9 million, $18.2 million, $13.4 million and $9.9 million, respectively.

•	In addition, the Company capitalized certain construction administration costs of $4.5 million for the year ended December 31, 2002 and $3.3 million, $3.2 million, $2.4 million and $1.8 million for the years ended December 31, 2001, 2000, 1999 and 1998, respectively.

•	Interest and real estate taxes incurred during the construction period are capitalized and depreciated over the building life.

Gain on Sales of Real Estate
•	Gain on sales of real estate generally related to the sale of outlots and land adjacent to existing shopping centers is recognized at closing when the earnings process is deemed to be complete.

Significant Accounting Policies 2.4

Consolidated and Wholly Owned Financial Operations

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Wholly Owned and Consolidated Capital Transactions

Acquisitions, Dispositions, Developments & Expansions
for the Twelve Month Period Ended December 31, 2002

	Year Ended		Year Ended	Year Ended	Year Ended	Year Ended
	December 31,		December 31,	December 31,	December 31,	December 31,
	2002		2001	2000	1999	1998

Acquisitions/Transfers	$298.9	(2)	$289.3 (4)	$81.1 (5)	$78.3 (6)	$688.4
Completed Expansions	8.0		13.7	13.6	43.3	11.2
Developments & Construction in Progress	66.4		72.9	81.2	75.6	121.0
Tenant Improvements & Building Renovations (1)	7.3		6.1	6.3	6.6	4.4
Furniture Fixtures & Equipment	2.3		2.5	0.4	5.3	2.3

	$382.9		$384.5	$182.6	$209.1	$827.3
Less: Real Estate Sales & Joint Venture Transfers	($72.2	)(3)	($52.7)	($89.1)	($37.6)	($328.8)

Total DDR Additions (Millions)	$310.7		$331.8	$93.5	$171.5	$498.5

(1)	The Company anticipates recurring capital expenditures, including tenant improvements, of approx. $6.5 million associated with its wholly owned and consolidated portfolio during 2003.

(2)	Includes transfers from joint ventures of the Independence, MO shopping center, Phase IV of the Salisbury, MD shopping center, Canton, OH shopping center, Plainville, CT shopping center, and San Antonio, TX shopping center to DDR.

(3)	Includes a transfer to joint ventures for the newly developed shopping center in Kildeer, Illinois, the sales of shopping centers located in Cape Coral, Florida, Huntsville, Alabama, Ocala, Florida, Orlando, Florida and St. Louis, Missouri, the sale of three outlots, and a write-off of $5.0 million relating to the former K-mart space at North Little Rock, Arkansas which is being redeveloped. This line item does not include the balance sheet reclassification of assets held for sale.

(4)	The balance reflects the consolidation of the assets formerly owned by American Industrial Properties (AIP) which was merged during 2nd quarter 2001.

(5)	Includes transfers to DDR in the aggregate amount of $76.7 million relating to the Nassau Pavilion development project, two former DDR/Oliver McMillan projects, and Phase II of the Salisbury, MD development project. All of which were previously accounted for through joint ventures.

(6)	Includes a transfer of the Everett development project to DDR and the Salem development project to DD Development Co.

Summary of Wholly Owned Capital Transactions 3.1

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Wholly Owned and Consolidated Acquisitions for the Twelve Month
Period Ended December 31, 2002

		Cost	Acquisition
Property Location	GLA(2)	(Millions)	Date	Major Tenants

San Francisco, CA	123,755	$20.0 (1)	02/28/02	MAC Theatre, Bally’s Fitness

Richmond, CA	246,685	$31.8	02/28/02	Century Theater, Ross Dress for Less, Circuit City, Barnes & Noble, OfficeMax, Petsmart

Salisbury, MD (Phase IV)	6,920	$0.5	03/14/02	Reico, Leisure Time Fitness

Independence, MO	406,850	$40.9	02/11/02	Kohl’s, Bed Bath & Beyond, Marshalls, Rhodes Furniture, Barnes & Noble, AMC Theatre

Canton, OH	275,675	$21.6	06/14/02	Target, Dicks Clothing & Sporting Goods, David’s Bridal, DSW Shoe Warehouse, Kohl’s

Plainville, CT	478,596	$59.9	07/01/02	Lowe’s Home Improvements, Loew’s Cineplex Theater, Kmart, A.C. Moore, Linens ‘N Things, Old Navy, Kohl’s

San Antonio, TX	223,542	$41.6	07/26/02	Target, Lowe’s Home Improvement, Michael’s, Linens ‘N Things, Barnes & Noble, T.J. Maxx, Ross Dress for Less, Old Navy, OfficeMax

Birmingham, AL	228,344	$11.3	07/31/02	Marshall’s, Michaels, Toys ‘R Us, Kids ‘R Us, Pier One, The Mens Wearhouse, Goody’s Family Clothing

Columbia, SC	312,178	$19.5	07/31/02	Barnes & Noble, OfficeMax, Marshall’s, Hancock Fabrics, The Avenue, Olive Garden, Rugged Wearhouse, Shoe Carnival, Babies ‘R Us, Pier One

Ft. Worth, TX	133,814	$9.2	07/31/02	Albertson’s, Eckerd Drug, Starbucks, Radio Shack

Wichita, KS	300,659	$16.0	07/31/02	Barnes & Noble, OfficeMax, Osco Drug, TJ Maxx, Toys ‘R Us, David’s Bridal. Famous Footwear

Lewisville, TX	557,051	$26.6	07/31/02	Toys “R” Us, Best Buy, Petsmart, Pier One, Olive Garden, Academy Sports

Total	3,294,069	$298.9

(1)	The Company also obtained a mortgage note receivable of approximately $15 million.
(2)	GLA may include property managed, but not owned.

Wholly Owned Acquisitions 3.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Wholly Owned and Consolidated Dispositions
for the Twelve Month Period Ended December 31, 2002

		Gross Sale
		Proceeds
Property Location	GLA	(Millions)	Sale Date

Kildeer, IL (a)	155,490	$28.0	3/28/2002
Huntsville, AL	41,000	$4.4	4/11/2002
Cape Coral, FL	74,202	$5.1	4/15/2002
Ocala, FL	19,280	$0.9	8/7/2002
St. Louis, MO	9,048	$2.0	9/20/2002
Jacksonville, NC (b)	62,996	$6.1	10/29/2002
Columbia, SC (b)	47,600	5.3	10/29/2002
Orlando, FL	177,037	$7.3	11/14/2002
Dallas, TX	20,645	$1.7	11/15/2002

Total	607,298	$60.8

(a)	The property was sold to DDRA Kildeer LLC, which is a joint venture between DRA Advisors (90%) and DDR (10%).

(b)	These properties were sold together for gross sales proceeds of $11.4 million.

Wholly Owned Dispositions 3.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Wholly Owned and Consolidated
Expansion and Redevelopment Projects
for the Twelve Month Period Ended December 31, 2002

Projects Completed

Denver, CO	Demised former HomePlace space and retenanted with Cost Plus World Market and Loehmann’s.

St. Louis, MO	Demised former HomePlace space and retenanted with Bed Bath & Beyond and David’s Bridal.

Detroit, MI	Demised former Farmer Jack’s Grocer space and retenanted with Bally’s Total Fitness and Big Lots.

Lebanon, OH	Purchased adjacent property and relocated three tenants to add a Home Depot to the shopping center.

N. Olmsted, OH	Demised former HomePlace space and retenanted with Bed Bath & Beyond and Pier 1 Imports Also expanded Kronheim’s existing space by 7,250 sf.
Total Net Cost (Millions) $8.0
Projects in Progress

Birmingham, AL	Retenanting the former Wal-Mart space with Lowe’s Home Improvement and adding a 45,600 sf expansion, which will include a Ross Dress for Less and Petco, both of which are currently under construction.

N. Little Rock, AR	Demolished the former Kmart space to rebuild for Bed, Bath & Beyond (opened 9/02), Sports Authority, and up to 35,200 sf of additional retail space.

Brandon, FL	Retenanting the former Scotty’s with 66,000 sf two story Kanes Furniture store.

N. Canton, OH	Expansion of existing Kohl’s space by approximately 20,000 sf and the addition of an additional 7,000 sf of retail space.

Taylorsville, UT	Redevelopment of the center, including the demolition of the former theater to rebuild a 35,000 sf 24 Hour Fitness (opened 12/02), and the relocation of several small retailers to accommodate a 30,200 sf Ross Dress for Less, which is under construction.

Bayonet Point, FL	Relocation of three small shops for the expansion of existing Beall’s space by approximately 15,700 sf. Beall’s is currently under construction.

Tiffin, OH	Retenanting the former Kmart with Marquee Theatre and 15,000 sf of additional retail space.

Riverdale, UT (North)	Retenanting the former Wal-Mart space with a Meier and Frank Department Store.
Total Net Cost (Millions) $29.7
Projects to Commence Construction

Aurora, OH	Expansion of the existing center to create a 38,000 sf Marquee Theatre.

Erie, PA	Expansion of the existing Kohl’s store to create an additional 20,250 sf.

Princeton, NJ	Expansion of the existing center to create an additional 76,800 sf of retail space.

Wholly Owned Expansions and Redevelopments 3.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Wholly Owned and Consolidated Development Projects
for the Twelve Month Period Ended December 31, 2002

				Substantial
			Net Cost	Completion
Projects Substantially Completed	GLA		(Millions)	Date	Major Tenants

Meridian (Boise), ID Phase I & II	733,051(1	)(2)	$64.3 (1)	2000 (Phase I)	Phase I: Wal*Mart Supercenter (not owned), Shopko, Shepler’s, Bed Bath & Beyond, Office Depot, Old Navy, Sportsman’s Warehouse, Ross Dress for Less, Marshalls, additional small retailers and restaurants.
				2003 (Phase II)	Phase II: 95,000 square feet of additional retail space.
Projects in Progress

Riverdale (Salt Lake City), UT	469,313	(2)	$20.8	2004	Wal*Mart Supercenter (not owned), Sam’s Club (not owned), both stores opened 3rd quarter 2002.
Phase I
Coon Rapids (Minneapolis), MN	295,290		$38.2	1st Half	Phase I: Ulta 3 Cosmetics, Border’s, Maurice’s, Lane Bryant, Sprint, PetsMart, additional small retailers and restaurants.
(Central Quadrant, adjacent				2003
to DDR’s existing property)				(Phase I)
				2nd Half	Phase II: Casual Corner, Pier One.
				2003
				(Phase II)
Long Beach, CA (The Pike at Rainbow Harbor) Phase I	343,651		$113.4	2nd Half	Crown Theatres, Gameworks, Carnival Club, Gladstones, P.F. Changs, Island Burgers, Bubba Gump, California Pizza Kitchen.
				2003
Projects to Commence Construction

St. Louis, MO	99,927		$13.1	2004	To be announced.

Wholly Owned Development Totals	1,941,232		$249.8

Notes:
(1)	Meridian project costs and square footage are aggregated for Phase I and Phase II.
(2)	Includes square footage which will not be Company owned.

Wholly Owned Developments 3.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Wholly Owned and Consolidated Development
Assets Placed in Service as of December 31, 2002

Assets Placed in Service
Date	(Millions)

As of December 31, 2001	$38.5
1st Quarter 2002	$0.0
2nd Quarter 2002	$2.3
3rd Quarter 2002	$2.8
4th Quarter 2002	$15.2
During 2003	$117.3
Thereafter	$73.7

Total	$249.8

Wholly Owned and Consolidated Development
Funding Schedule as of December 31, 2002

Funded as of December 31, 2002	$147.9
Projected Net Funding During 2003	$75.8
Projected Net Funding Thereafter	$26.1

Total	$249.8	(1)

(1)	Amount will be reduced by the additional proceeds to be obtained through the construction loans relating to the Meridian, Coon Rapids and The Pike projects.

Wholly Owned Development Delivery and Funding Schedules 3.2

Developers Diversified Realty Corporation
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Consolidated Debt
as of December 31, 2002

		Mortgage		Maturity	Interest
		Balance		Date	Rate (1)

SENIOR DEBT:
Unsecured Credit Facility:
$650 Million Revolving Credit Facility		433,500,000	(2)	05/05	2.399
Secured Credit Facility:
$30 Million Revolving Credit Facility		12,500,000		06/05	2.380

Total Credit Facility Debt		446,000,000
Unsecured Term Loan	V	22,120,000		12/03	2.680

Total Bank Debt		468,120,000

Public Debt:
Medium Term Notes	F	4,000,000		01/03	7.040
Medium Term Notes	F	3,000,000		01/03	7.030
Medium Term Notes	F	15,000,000		02/03	7.010
Medium Term Notes	F	3,000,000		02/03	7.010
Medium Term Notes	F	10,000,000		07/04	6.900
Medium Term Notes	F	5,000,000		07/04	6.940
Medium Term Notes	F	50,000,000	(3)	12/04	6.840
Medium Term Notes	F	1,000,000		11/05	7.280
Medium Term Notes	F	94,713,626	(4)	03/07	6.840
Medium Term Notes	F	10,000,000		07/07	6.950
Medium Term Notes	F	2,000,000		12/07	7.050
Medium Term Notes	F	99,869,867		01/08	6.625
Medium Term Notes	F	100,000,000		07/18	7.500

Total Public Debt		397,583,493

MORTGAGE DEBT:
Plainville, CT	F	7,300,000		04/21	7.125
Bayonet Point, FL	F	5,327,208		08/06	9.750
Erie, PA	F	26,000,000		04/11	6.880
Erie, PA	F	3,000,000		04/11	6.880
Boardman, OH	F	27,000,000		04/11	6.880
St. Louis, MO (Sunset)	F	35,000,000		04/11	6.880
St. Louis, MO (Brentwood)	F	26,000,000		04/11	6.880
Denver, CO (Centennial)	F	39,000,000		04/11	6.880
Cedar Rapids, IA	F	10,615,420		01/20	9.375
St. Louis, MO (Olympic)	F	4,113,979		08/07	9.150
St. Louis, MO (Gravois)	F	2,393,693		07/12	8.625
St. Louis, MO (Keller)	F	2,085,145		01/10	8.625
St. Louis, MO (Home Qtrs)	F	3,057,714		01/15	8.800
Mt. Pleasant, SC	F	5,901,871		04/03	8.250
Sault St. Marie, MI	F	4,235,721		05/07	8.375
Detroit, MI	F	8,835,864		09/05	7.375
Logan, UT	F	810,836		06/12	8.750
Riverdale, UT (North)	F	9,435,350		10/20	9.300
Salt Lake City, UT	F	641,286		08/04	5.900
Brentwood, TN	F	15,889,293		01/03	8.050
Berlin, VT	F	4,940,000		08/07	9.750
Brainerd, MN	F	350,000		02/05	6.800
Spring Hill, FL	F	4,881,570		09/19	9.750

Summary of Consolidated Debt 3.3

Developers Diversified Realty Corporation
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Consolidated Debt
as of December 31, 2002 (continued)

West Pasco, FL	F	4,783,894		02/12	9.625
Princeton, NJ	F	26,684,235		03/27	8.262
Hoover, AL (Riverchase)	F	8,200,000		01/13	5.500
Bellefontaine, OH	F	2,718,368		12/16	7.500
Dublin, OH	F	9,932,572		09/06	8.375
Pickerington, OH	F	4,685,844		12/06	8.250
Dallas, TX (Beltline)	F	1,482,794		12/03	8.610
Houston, TX (Commerce Park)	F	1,847,648		12/03	8.610
Irving, TX (Gateway)	F	2,507,523		12/03	8.610
Arlington, TX (Meridian)	F	1,022,822		12/03	8.610
Dallas, TX (Northgate)	F	4,553,133		12/03	8.610
Houston, TX (Plaza Southwest)	F	2,969,435		12/03	8.610
Houston, TX (Westchase)	F	1,167,977		12/03	8.610
Dallas, TX (Carpenter)	F	28,862,797		01/08	7.250
Silver Springs, MD (Tech 29-1)	F	7,161,404		02/09	7.330
Silver Springs, MD (Tech 29-2)	F	3,631,171		09/06	9.050
Silver Springs, MD (Tech 29-3)	F	4,176,929		11/06	8.580
Meridian, ID	V	35,293,386		09/03	2.680
Everett, MA	V	29,000,000		12/03	3.230
Toledo, OH	V	23,000,000		06/03	2.580
Princeton, NJ	V	25,000,000		09/25	2.880
Independence, MO	V	27,500,000		05/03	2.780
N Canton, OH	V	15,280,658		09/08	2.880
Coon Rapids, MN	V	12,650,000		06/04	2.880
Mt. Laurel, NJ	V	12,350,000		06/04	2.880
San Antonio, TX	V	27,699,995		07/06	2.880
Fort Worth, TX; Lewisville, TX; Wichita, KS; Columbia, SC	V	54,800,000		01/04	2.630

Total Mortgage Debt		625,777,536

Total Debt		$1,491,481,028

Adjustment for Reverse Swap		$7,316,722	(5)

		$1,498,797,750

Weighted Average — Total				5.03 years	5.0%

Weighted Average — Fixed				7.00 years	7.1%

Weighted Average — Floating				3.00 years	2.7%

Notes:

F — Fixed Rate Debt V — Variable Rate Debt

1.	Interest rate figures reflect coupon rates of interest and do not include discounts or premiums. Annualized deferred finance cost amortization is approximately $3.9 million, net.
2.	Senior debt of $100 million has been converted to a fixed rate of 6.24%. The remaining balance of $333.5 million is at the stated variable rate.
3.	Public debt of $40 million has been converted to a variable rate of 3.655%.The remaining balance of $10 million is at the stated fixed rate.
4.	Public debt of $60 million has been converted to a variable rate of 3.196%. The remaining balance of $34.7 million is at the stated fixed rate.
5.	Offset included in other assets.

Summary of Consolidated Debt 3.3

Developers Diversified Realty Corporation
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Consolidated Mortgage Principal Payments
and Corporate Debt Maturities
as of December 31, 2002

	2003 Payments	2004 Payments	2005 Payments	2006 Payments	2007 Payments	2008 Payments	2009 Payments	2010 Payments	2011 Payments	Thereafter	Total
PROPERTY MORTGAGES
Plainville, CT (TIF)										7,300,000	7,300,000
Bayonet Point, FL				5,327,208							5,327,208
Erie, PA									26,000,000		26,000,000
Erie, PA									3,000,000		3,000,000
Boardman, OH									27,000,000		27,000,000
St. Louis, MO (Sunset)									35,000,000		35,000,000
St. Louis, MO (Brentwood)									26,000,000		26,000,000
Denver, CO (Centennial)									39,000,000		39,000,000
Cedar Rapids, IA	261,484	287,080	315,180	346,032	379,903	417,090	457,917	502,740	551,951	7,096,042	10,615,419
St. Louis, MO (Olympic)	278,781	306,037	335,244	367,239	2,826,678						4,113,979
St. Louis, MO (Gravois)	242,822	282,102	309,630	355,259	389,043	291,874	114,649	124,938	136,150	72,226	2,318,693
St. Louis, MO (Keller)	223,265	243,301	265,136	288,930	314,858	343,115	373,701	32,840			2,085,146
St. Louis, MO (Home Quarters)	148,087	162,287	177,159	193,393	211,116	230,462	251,581	274,635	299,802	1,109,192	3,057,714
Mt. Pleasant, SC	5,901,871										5,901,871
Sault St Marie, MI	837,837	910,763	989,529	1,079,405	418,186						4,235,721
Detroit, MI	2,854,894	2,800,107	2,910,804								8,565,805
Logan, UT	57,291	62,510	68,204	74,418	81,196	88,593	96,664	105,470	115,077	61,413	810,836
Riverdale, UT (North)	217,120	238,196	261,317	286,683	314,511	345,040	378,532	415,276	455,586	6,523,088	9,435,349
Salt Lake City, UT	428,333	206,663									634,996
Brentwood, TN	15,882,559										15,882,559
Berlin, VT					4,940,000						4,940,000
Brainerd, MN (K-Mart)	135,000	140,000	75,000								350,000
Spring Hill, FL	139,964	154,238	169,966	187,299	206,399	227,447	250,642	276,201	304,368	3,690,046	5,606,570
West Pasco, FL										4,783,894	4,783,894
Princeton, NJ	303,278	323,399	357,990	389,156	423,036	453,799	499,373	542,848	590,108	22,801,248	26,684,235
Hoover, AL (Riverchase)										8,200,000	8,200,000
Bellefontaine, OH	114,176	123,039	132,591	142,885	153,977	165,931	178,812	192,694	207,653	1,306,609	2,718,367
Dublin, OH	228,593	248,490	270,119	9,185,371							9,932,573
Pickerington, OH	185,769	201,688	218,971	4,079,415							4,685,843
Dallas, TX (Beltline)	1,482,794										1,482,794
Houston, TX (Commerce Park)	1,847,648										1,847,648
Irving, TX (Gateway)	2,507,523										2,507,523
Arlington, TX (Meridian)	1,022,805										1,022,805
Dallas, TX (Northgate)	4,553,134										4,553,134
Houston, TX (Plaza Southwest)	2,969,435										2,969,435
Houston, TX (Westchase)	1,167,977										1,167,977
Dallas, TX (Carpenter)	423,026	454,735	488,821	525,462	564,850	26,405,905					28,862,799
Silver Springs, MD (Tech 29-1)	136,295	145,270	157,949	170,095	183,176	195,898	6,172,722				7,161,405
Silver Springs, MD (Tech 29-2)	77,485	84,795	92,796	3,376,141							3,631,217
Silver Springs, MD (Tech 29-3)	442,601	442,601	442,601	2,482,177							3,809,981
Toledo, OH	23,000,000										23,000,000
Princeton, NJ (Nassau Pav)										25,000,000	25,000,000

Summary of Consolidated Mortgage Principal Payments Corporate Debt Maturities 3.4

Developers Diversified Realty Corporation
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Consolidated Mortgage Principal Payments
and Corporate Debt Maturities
as of December 31, 2002 (con’t)

	2003 Payments		2004 Payments	2005 Payments		2006 Payments	2007 Payments
Independence, MO	27,500,000
N. Canton, OH
San Antonio, TX						27,699,995
Fort Worth, TX; Lewisville, TX;			54,800,000
Wichita, KS; Columbia, SC

Total — Property Mortgages	95,571,848		62,617,301	8,039,007		56,556,563	11,406,929

CONSTRUCTION LOANS
$36 Million Construction Loan (US Bank)	35,293,386	(1)
$35.5 Million Construction Loan (National City Bank)	29,000,000	(1)
$22.1 Million Term Loan (Wells Fargo)	22,120,000
$25 Million Construction Loan (National City Bank)			25,000,000

Total — Construction Loans	86,413,386		25,000,000	0		0	0

UNSECURED DEBT

DEBT OFFERINGS

Senior Notes	25,000,000		65,000,000	1,000,000			106,713,626

Total — Debt Offerings	25,000,000		65,000,000	1,000,000		0	106,713,626
Total — Property Mortgages,	206,985,234		152,617,301	9,039,007		56,556,563	118,120,555
Construction Loans & Debt Offerings

REVOLVING CREDIT FACILITIES
$650 Million Unsecured Credit (Bank One)				433,500,000	(2)
$30 Million Revolving Credit (National City Bank)				12,500,000	(3)

Total — Debt	206,985,234		152,617,301	455,039,007		56,556,563	118,120,555

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2008 Payments	2009 Payments	2010 Payments	2011 Payments	Thereafter	Total
Independence, MO						27,500,000
N. Canton, OH	15,280,658					15,280,658
San Antonio, TX						27,699,995
Fort Worth, TX; Lewisville, TX;						54,800,000
Wichita, KS; Columbia, SC

Total — Property Mortgages	44,445,812	8,774,593	2,467,642	158,660,695	80,643,758	536,484,150

CONSTRUCTION LOANS
$36 Million Construction Loan (US Bank)						35,293,386
$35.5 Million Construction Loan (National City Bank)						29,000,000
$22.1 Million Term Loan (Wells Fargo)						22,120,000
$25 Million Construction Loan (National City Bank)						25,000,000

Total — Construction Loans	0	0	0	0	0	111,413,386

UNSECURED DEBT

DEBT OFFERINGS
Senior Notes	99,869,867				100,000,000	397,583,493

Total — Debt Offerings	99,869,867	0	0	0	100,000,000	397,583,493
Total — Property Mortgages,	144,315,679	8,774,593	2,467,642	158,660,695	180,643,758	1,045,481,029
Construction Loans & Debt Offerings

REVOLVING CREDIT FACILITIES
$650 Million Unsecured Credit (Bank One)						433,500,000
$30 Million Revolving Credit (National City Bank)						12,500,000

Total — Debt	144,315,679	8,774,593	2,467,642	158,660,695	180,643,758	1,491,481,028

Notes:

(1)	Balance at December 31, 2002 on revolving construction credit facilities.

(2)	Balance at December 31, 2002 on $650 million revolving credit facility.

(3)	Balance at December 31, 2002 on $30 million revolving credit facility.

Summary of Consolidated Mortgage Principal Payments Corporate Debt Maturities 3.4

Joint Venture Summaries

Developers Diversified Realty
Quarterly Financial Supplement
For the year ended December 31, 2002

Joint Ventures (Combining Financial Information) (1)
(in millions)
Combining Balance Sheets
as of December 31, 2002

	RVIP I A	RVIP III A	RVIP III B	RVIP III C	RVIP IV A
	Plainville, CT	Round Rock, TX	Deer Park, IL	San Antonio, TX	Hagerstown, MD

Real Estate Assets	$0.0	$0.0	$64.6	$0.0	$0.0
Accumulated Depreciation	—	—	(3.4)	—	0.0

Real Estate, net	0.0	0.0	61.2	0.0	0.0

Receivables, Net	0.0	0.0	1.3	0.0	0.0
Other assets	0.0	0.0	1.5	0.0	0.0

	$0.0	$0.0	$64.0	$0.0	$0.0

Mortgage Debt	$0.0	$0.0	$47.3	$0.0	$0.0
Amounts payable to DDRC	0.0	0.0	0.0	0.0	0.0
Other liabilities	0.0	0.0	1.3	0.0	0.0

	0.0	0.0	48.6	0.0	0.0
Accumulated equity (deficit)	0.0	0.0	15.4	0.0	0.0

	$0.0	$0.0	$64.0	$0.0	$0.0

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Community	Community Centers	Community Centers	Community Centers
	RVIP VII	Centers	Four	Five	Six

Real Estate Assets	$284.4	$400.3	$41.7	$248.3	$17.0
Accumulated Depreciation	(11.9)	(52.8)	(4.9)	(22.0)	(1.0)

Real Estate, net	272.5	347.5	36.8	226.3	16.0

Receivables, Net	5.9	15.3	1.2	8.3	0.4
Other assets	13.5	19.1	3.6	5.1	0.9

	$291.9	$381.9	$41.6	$239.7	$17.3

Mortgage Debt	$139.9	$331.3	$30.0	$156.0	$12.8
Amounts payable to DDRC	0.0	8.9	0.0	0.1	0.0
Other liabilities	22.4	5.3	0.2	2.3	0.1

	162.3	345.5	30.2	158.4	12.9
Accumulated equity (deficit)	129.6	36.4	11.4	81.3	4.4

	$291.9	$381.9	$41.6	$239.7	$17.3

Combining Statements of Operations
for the year ended December 31, 2002

	RVIP I A	RVIP III A	RVIP III B	RVIP III C	RVIP IV A
	Plainville, CT	Round Rock, TX	Deer Park, IL	San Antonio, TX	Hagerstown, MD

Revenues from operations	$4.1	$0.0	$10.6	$2.9	$0.0

Rental operation expenses	1.3	0.0	3.7	0.7	0.0
Depreciation and amortization expense	0.6	0.0	1.7	0.6	0.0
Interest expense	0.6	0.0	3.4	0.7	0.0

	2.5	0.0	8.8	2.0	0.0

Income (loss) before gain on sale	1.6	0.0	1.8	0.9	0.0
Gain on sale of real estate	0.0	0.0	0.0	0.0	0.0
Discontinued operations	0.0	3.0	0.0	0.0	0.7
Gain on sale of discontinued operations	0.0	0.0	0.0	0.0	0.0
Tax expense	0.0	0.0	0.0	0.0	0.0

Net income (loss)	$1.6	$3.0	$1.8	$0.9	$0.7
DDR Ownership interest	***	***	24.75%	***	***

	$0.4	$0.6	$0.5	$0.2	$0.1
Amortization of basis differential	0.0	0.0	0.0	0.0	0.0

	$0.4	$0.6	$0.5	$0.2	$0.1

Funds From Operations (“FFO”):

Net income (loss)	$1.6	$3.0	$1.8	$0.9	$0.7
Depreciation of real property	0.6	0.8	1.7	0.6	0.5
Less gain on sale	0.0	0.0	0.0	0.0	0.0

	$2.2	$3.8	$3.5	$1.5	$1.2
DDR ownership interest	***	***	***	***	***

DDR FFO	$0.8	$1.5	$0.9	$0.6	$0.5

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Community	Community Centers	Community Centers	Community Centers
	RVIP VII	Centers	Four	Five	Six

Revenues from operations	$38.0	$57.5	$5.2	$34.8	$2.9

Rental operation expenses	12.3	16.3	1.7	10.7	1.0
Depreciation and amortization expense	6.6	8.5	0.9	5.8	0.3
Interest expense	10.1	20.7	1.9	10.7	1.1

	29.0	45.5	4.5	27.2	2.4

Income (loss) before gain on sale	9.0	12.0	0.7	7.6	0.5
Gain on sale of real estate	0.0	4.5	0.0	0.0	0.0
Discontinued operations	0.0	1.5	0.0	0.0	0.0
Gain on sale of discontinued operations	0.0	25.0	0.0	0.0	0.0
Tax expense	0.0	0.0	0.0	0.0	0.0

Net income (loss)	$9.0	$43.0	$0.7	$7.6	$0.5
DDR Ownership interest	20%	20%	35%	50%	50%

	$2.0	$8.6	$0.2	$3.8	$0.3
Amortization of basis differential	0.0	(1.1)	0.0	0.2	0.0

	$2.0	$7.5	$0.2	$4.0	$0.3

Funds From Operations (“FFO”):

Net income (loss)	$9.0	$43.0	$0.7	$7.6	$0.5
Depreciation of real property	6.6	9.3	0.9	5.8	0.3
Less gain on sale	0.0	(29.4)	0.0	0.0	0.0

	$15.6	$22.9	$1.6	$13.4	$0.8
DDR ownership interest	***	20%	35%	50%	50%

DDR FFO	$4.0	$4.6	$0.6	$6.7	$0.4

Joint Venture Financials 4.1

Developers Diversified Realty
Quarterly Financial Supplement
For the year ended December 31, 2002

Joint Ventures (Combining Financial Information) (1)
(in millions)
Combining Balance Sheets
as of December 31, 2002

	Community Centers	Community Centers			Lennox Town
	Seven	Eight	Merriam	Kildeer, IL	Center (2)

Real Estate Assets	$15.6	$26.7	$48.9	$28.0	$21.1
Accumulated Depreciation	(0.7)	(1.4)	(3.9)	(0.6)	(2.7)

Real Estate, net	14.9	25.3	45.0	27.4	18.4

Receivables, Net	0.3	0.9	2.7	0.3	1.3
Other assets	0.2	0.5	1.3	0.6	1.1

	$15.4	$26.7	$49.0	$28.3	$20.8

Mortgage Debt	$10.0	$17.8	$33.9	$19.5	$19.5
Amounts payable to DDRC	0.0	0.0	0.0	0.0	0.0
Other liabilities	0.3	0.6	0.7	0.4	0.8

	10.3	18.4	34.6	19.9	20.3
Accumulated equity (deficit)	5.1	8.3	14.4	8.4	0.5

	$15.4	$26.7	$49.0	$28.3	$20.8

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Sun Center	Dublin Village	Washington Park			Leawood, KS
	Limited (2)	(2)	(2)	Liberty Fair	DOTRS	(2)

Real Estate Assets	$25.1	$29.7	$18.2	$32.6	$24.9	$61.1
Accumulated Depreciation	(4.4)	(11.5)	(7.4)	(11.6)	(3.0)	(7.1)

Real Estate, net	20.7	18.2	10.8	21.0	21.9	54.0

Receivables, Net	0.9	0.6	0.2	0.4	1.0	1.7
Other assets	0.5	0.6	1.6	1.1	0.2	1.4

	$22.1	$19.4	$12.6	$22.5	$23.1	$57.1

Mortgage Debt	$21.7	$19.2	$14.1	$20.2	$11.5	$53.4
Amounts payable to DDRC	0.0	0.0	0.9	8.7	0.0	0.0
Other liabilities	0.7	1.0	1.5	0.4	0.5	1.7

	22.4	20.2	16.5	29.3	12.0	55.1
Accumulated equity (deficit)	(0.3)	(0.8)	(3.9)	(6.8)	11.1	2.0

	$22.1	$19.4	$12.6	$22.5	$23.1	$57.1

Combining Statements of Operations
for the year ended December 31, 2002

	Community Centers	Community Centers			Lennox Town	Sun Center
	Seven	Eight	Merriam	Kildeer, IL	Center (2)	Limited (2)

Revenues from operations	$2.1	$4.3	$6.6	$2.8	$4.6	$3.8

Rental operation expenses	0.5	1.6	1.7	0.6	1.2	1.0
Depreciation and amortization expense	0.2	0.4	1.1	0.6	1.1	0.6
Interest expense	0.8	1.5	1.7	0.4	1.6	1.9

	1.5	3.5	4.5	1.6	3.9	3.5

Income (loss) before gain on sale	0.6	0.8	2.1	1.2	0.7	0.3
Gain on sale of real estate	0.0	0.0	0.0	0.0	0.0	0.0
Discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0
Gain on sale of discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0
Tax expense	0.0	0.0	0.0	0.0	0.0	0.0

Net income (loss)	$0.6	$0.8	$2.1	$1.2	$0.7	$0.3
DDR Ownership interest	50%	50%	50%	10%	50%	79%

	$0.3	$0.4	$1.1	$0.1	$0.4	$0.2
Amortization of basis differential	0.0	0.0	0.0	$0.0	(0.1)	(0.1)

	$0.3	$0.4	$1.1	$0.1	$0.3	$0.1

Funds From Operations (“FFO”):

Net income (loss)	$0.6	$0.8	$2.1	$1.2	$0.7	$0.3
Depreciation of real property	0.2	0.4	1.1	0.6	1.1	0.6
Less gain on sale	0.0	0.0	0.0	0.0	0.0	0.0

	$0.8	$1.2	$3.2	$1.8	$1.8	$0.9
DDR ownership interest	50%	50%	50%	10%	50%	79%

DDR FFO	$0.4	$0.6	$1.6	$0.2	$0.9	$0.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Dublin Village	Washington Park			Leawood, KS
	(2)	(2)	Liberty Fair	DOTRS	(2)

Revenues from operations	$3.3	$1.3	$3.5	$5.0	$11.8

Rental operation expenses	1.4	0.8	1.1	1.2	4.4
Depreciation and amortization expense	0.1	0.9	1.1	0.7	1.6
Interest expense	1.6	1.2	2.2	0.5	4.0

	3.1	2.9	4.4	2.4	10.0

Income (loss) before gain on sale	0.2	(1.6)	(0.9)	2.6	1.8
Gain on sale of real estate	0.0	0.0	0.0	0.0	0.0
Discontinued operations	0.0	0.0	0.0	0.0	0.0
Gain on sale of discontinued operations	0.0	0.0	0.0	0.0	0.0
Tax expense	0.0	0.0	0.0	0.0	0.0

Net income (loss)	$0.2	($1.6)	($0.9)	$2.6	$1.8
DDR Ownership interest	80%	***	***	50%	50%

	$0.2	($1.3)	($0.9)	$1.3	$0.9
Amortization of basis differential	(0.2)	(0.1)	0.0	0.1	(0.3)

	($0.0)	($1.4)	($0.9)	$1.4	$0.6

Funds From Operations (“FFO”):

Net income (loss)	$0.2	($1.6)	($0.9)	$2.6	$1.8
Depreciation of real property	0.1	0.9	1.1	0.7	1.6
Less gain on sale	0.0	0.0	0.0	0.0	0.0

	$0.3	($0.7)	$0.2	$3.3	$3.4
DDR ownership interest	80%	***	***	50%	50%

DDR FFO	$0.2	($0.3)	$0.2	$1.7	$1.7

Joint Venture Financials 4.1

Developers Diversified Realty
Quarterly Financial Supplement
For the year ended December 31, 2002

Joint Ventures (Combining Financial Information) (1)
(in millions)
Combining Balance Sheets
as of December 31, 2002

		Salisbury,	Coon Rapids,	Service	Jefferson County,
	Littleton, CO	MD	MN	Merchandise (3)	MO (4)	Round Rock, TX

Real Estate Assets	$55.0	$2.1	$39.7	$161.8	$5.1	$1.6
Accumulated Depreciation	(1.0)	(0.1)	(1.4)	(0.3)	0.0	0.0

Real Estate, net	54.0	2.0	38.3	161.5	5.1	1.6

Receivables, Net	0.3	0.2	0.5	1.3	0.0	0.3
Other assets	0.3	0.2	0.8	43.4	0.1	1.3

	$54.6	$2.4	$39.6	$206.2	$5.2	$3.2

Mortgage Debt	$43.6	$1.9	$32.0	$89.6	$2.3	$0.0
Amounts payable to DDRC	6.6	0.2	0.0	18.7	2.9	1.1
Other liabilities	1.9	0.0	0.2	77.4	0.0	0.0

	52.1	2.1	32.2	185.7	5.2	1.1
Accumulated equity (deficit)	2.5	0.3	7.4	20.5	0.0	2.1

	$54.6	$2.4	$39.6	$206.2	$5.2	$3.2

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Sansone Group /
	San Antonio, TX	DDRC LLC	DD Dev Co (5)	DD Dev Co II (6)	Total

Real Estate Assets	$0.0	$0.7	$9.3	$41.1	$1,704.6
Accumulated Depreciation	0.0	0.0	($0.4)	0.0	(153.5)

Real Estate, net	0.0	0.7	8.9	41.1	1,551.1

Receivables, Net	0.0	1.1	18.2	0.0	64.6
Other assets	0.0	4.6	11.4	4.2	119.1

	$0.0	$6.4	$38.5	$45.3	$1,734.8

Mortgage Debt	$0.0	$0.0	$1.8	$0.0	$1,129.3
Amounts payable to DDRC	0.0	0.0	14.2	45.4	107.7
Other liabilities	0.0	0.7	9.6	1.9	131.9

	0.0	0.7	25.6	47.3	1,368.9
Accumulated equity (deficit)	0.0	5.7	12.9	($2.0)	365.9

	$0.0	$6.4	$38.5	$45.3	$1,734.8

Combining Statements of Operations
for the year ended December 31, 2002

		Salisbury,	Coon Rapids,	Service	Jefferson County,
	Littleton, CO	MD	MN	Merchandise (3)	MO (4)	Round Rock, TX

Revenues from operations	$7.9	$0.5	$3.8	$4.4	$0.5	$0.1

Rental operation expenses	2.4	0.1	1.2	3.0	0.2	0.0
Depreciation and amortization expense	1.0	0.1	0.7	0.4	0.0	0.0
Interest expense	1.9	0.1	0.7	1.2	0.3	0.0

	5.3	0.3	2.6	4.6	0.5	0.0

Income (loss) before gain on sale	2.6	0.2	1.2	(0.2)	0.0	0.1
Gain on sale of real estate	0.0	0.0	0.0	12.8	0.0	0.3
Discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0
Gain on sale of discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0
Tax expense	0.0	0.0	0.0	0.0	0.0	0.0

Net income (loss)	$2.6	$0.2	$1.2	$12.6	$0.0	$0.4
DDR Ownership interest	50%	50%	25%	25%	50%	50%

	$1.3	$0.1	$0.3	$3.2	$0.0	$0.2
Amortization of basis differential	0.0	0.0	$0.0	$0.0	0.0	0.0

	$1.3	$0.1	$0.3	$3.2	$0.0	$0.2

Funds From Operations (“FFO”):

Net income (loss)	$2.6	$0.2	$1.2	$12.6	$0.0	$0.4
Depreciation of real property	1.0	0.1	0.7	0.4	0.0	0.0
Less gain on sale	0.0	0.0	0.0	0.0	0.0	0.0

	$3.6	$0.3	$1.9	$13.0	$0.0	$0.4
DDR ownership interest	50%	50%	25%	25%	50%	50%

DDR FFO	$1.8	$0.2	$0.5	$3.3	$0.0	$0.2

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Sansone Group /
	San Antonio, TX	DDRC LLC	DD Dev Co (5)	DD Dev Co II (6)	Total

Revenues from operations	$0.0	$9.2	$0.7	$1.2	$233.4

Rental operation expenses	0.0	7.6	1.0	0.1	78.8
Depreciation and amortization expense	0.0	0.0	0.4	0.0	36.0
Interest expense	0.0	0.0	0.4	0.0	71.2

	0.0	7.6	1.8	0.1	186.0

Income (loss) before gain on sale	0.0	1.6	(1.1)	1.1	47.4
Gain on sale of real estate	1.3	0.0	0.0	0.0	18.9
Discontinued operations	0.0	0.0	1.2	0.0	6.4
Gain on sale of discontinued operations	0.0	0.0	7.4	2.8	35.2
Tax expense	0.0	0.0	(0.9)	(1.4)	(2.3)

Net income (loss)	$1.3	$1.6	$6.6	$2.5	$105.6
DDR Ownership interest	50%	***	*****	*****

	$0.7	$0.7	$6.5	$2.5	$34.7
Amortization of basis differential	0.0	(0.4)	0.0	0.0	(2.0)

	$0.7	$0.3	$6.5	$2.5	$32.8

Funds From Operations (“FFO”):

Net income (loss)	$1.3	$1.6	$6.6	$2.5	$105.6
Depreciation of real property	0.0	0.0	0.4	0.0	38.1
Less gain on sale	0.0	0.0	0.0	0.0	(29.4)

	$1.3	$1.6	$7.0	$2.5	$114.3
DDR ownership interest	50%	***	*****	*****

DDR FFO	$0.7	$0.7	$6.1	$2.5	$44.5

Joint Venture Financials 4.1

Developers Diversified Realty
Quarterly Financial Supplement
For the year ended December 31, 2002

(1)  Amounts may differ slightly from actual results, due to rounding.

(2)  Asset values reflect historical cost basis due to acquisition of partnership interest (i.e. does not reflect step up in basis).

(3)  The Company owns a 25% economic interest in a joint venture that acquired the designation rights to real estate assets owned and controlled by Service Merchandise. Tax expense is reflected at DD Development Co. II.

(4)  Asset under development.

(5)  The Company owns a 95% economic interest in DD Development Co. (a C-Corp.). This entity holds various LLC interests in the following projects owned through the Prudential Retail Value Fund: several retail sites formerly occupied by Best Products acquired from Metropolitan Life, a portfolio of six retail properties in Kansas City, KS and a 440,000 square foot redevelopment project in Long Beach, CA.

(6)  The Company owns a 95% economic interest in DD Development Co. II (a C-Corp.). This entity has an interest in a retail site under development in Long Beach, CA and a note receivable secured by certain real estate, which were received in settlement of advances made to DDR OliverMcMillan.

***See Section 4.2, Joint Venture Summaries, discussing respective ownership percentage, as ownership percentage may have changed during the year, or the promoted interest is in effect.

*****See footnote (5) and (6) discussing respective ownership percentage.

Joint Venture Financials 4.1

Developers Diversified Realty
Quarterly Financial Supplemental
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name: Date Formed: Property Name/Location:	RVIP IIIB/DDRC P&M Deer Park Town Center, LLC September 2000 Deer Park, IL
Major Tenants:	Eddie Bauer	Pottery Barn
	Talbots	Coldwater Creek
	Restoration Hardware	J. Crew
	Abercrombie & Fitch	Pier One Imports
	GAP	Banana Republic
	Barnes & Noble	Chico’s

Partnership Structure
DDRC P&M Deer Park Town Center, LLC

Ownership Percentage:	50% — RVIP IIIB 50% — Poag & McEwen Lifestyle Centers, LLC (Development Partner) (No equity contributions at this partnership level)

Cash Flow Distribution:	50% — RVIP IIIB 50% — Poag & McEwen Lifestyle Centers, LLC

RVIP IIIB

Equity Contribution:	1% — Coventry Real Estate Partners 24.75% — DDR 74.25% — Prudential Real Estate Investors (PREI)

Cash Flow Distribution:	1% — Coventry Real Estate Partners 24.75% — DDR 74.25% — Prudential Real Estate Investors Up to a leveraged 10% preferred return on equity

Promote (current):	33% Coventry Real Estate Partners (79% owned by DDR) once limited partners have received a 10% preferred return and return of equity

Fees to DDR
Management Fee: Development Fee: Asset Management Fee: Leasing Fees:	2% 1% of hard costs for all improvements ..4% of gross asset cost (DDR’s pro-rata share of Coventry’s .5% fee) N/A

Capital Structure (in millions)

DDRC	3.9
Prudential	11.4
Coventry	0.2

Total Capital	$15.5

Debt	$47.3

Total Debt & Equity	$62.8

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplemental
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name: Date Formed: Property Name/Location:	Retail Value Investment Program VII LLC November 2000 The joint venture consists of the following ten properties:

Meridian Village — Bellingham, WA	Valley Central Shopping Center — Lancaster, CA
San Diego Factory Outlet — San Ysidro, CA	Cameron Park Place — Cameron Park, CA
La Manchu Shopping Center — Fullerton, CA	Downtown Pleasant Hill — Pleasant Hill, CA
Olympiad Plaza — Mission Viejo, CA	Richmond City Center — Richmond, CA
Plaza at Puente Hills — City of Industry, CA	Puget Park Shopping Center — Everett, WA

Major Tenants:	Office Depot	Michael’s
	Home Depot	Staples
	IKEA	Albertson’s
	Circuit City,	Bed, Bath & Beyond
	Wal-Mart	K-Mart
	Toys “R” Us	Payless Drug
	Cinemark	Marshalls

Partnership Structure
Equity Contribution:	1% — Coventry Real Estate Partners 20% — DDR 79% — Prudential Real Estate Investors (PREI)

Cash Flow Distribution:	1% — Coventry Real Estate Partners 20% — DDR 79% — Prudential Real Estate Investors Up to a leveraged 11% return on equity (10% year one, 10.5% year two, 11% thereafter)

Promote (current):	(i) Pro rata in proportion to the member’s invested capital until the members have received, on a cumulative basis, an amount equal to the preferred return, (ii) 75% to all members in proportion to their invested capital and 25% to Coventry Real Estate Partners (79% owned by DDR) until DDR and PREI have been allocated, on a cumulative basis, an amount equal to a 15% return, (iii) 70% to all members in proportion to their invested capital and 30% to Coventry until DDR and PREI have been allocated, on a cumulative basis, an amount equal to a 20% return, and (iv) 65% to all members pro rata in proportion to their ownership percentages and 35% to Coventry.

Fees to DDR
Management Fee: Development Fee: Asset Management Fee: Leasing Fees (without co-broker):	3.20%
N/A
..63% (DDR’s pro-rata share of Coventry’s .8% fee)
5% on new leases on years 1-5; 2.5% on years 6-10 (spaces < 15,000 square feet)
4% on new leases on years 1-5; 2% on years 6-10 (spaces > 15,000 square feet)
3% on new leases on years 1-5; 1.5% on years 6-10 (ground leases)
Renewals earn 50% of fees on new leases

Capital Structure (in millions)

DDR	$26.3
PREI	102.2
Coventry	1.1

Total Capital	$129.6

Debt	$139.9

Total Debt & Equity	$269.5

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name: Date Formed: Property Name/Location:	Community Centers, L.L.C. (One, Two, Three, Shoppers World and Community I) November, 1995 The joint ventures consist of the following seven properties:

Carmel Mountain Plaza — San Diego, CA	Carillon Place — Naples, FL
Town Center Prado — Marietta, GA	Perimeter Pointe — Atlanta, GA
Woodfield Village Green — Schaumburg, IL	Shopper’s World — Framingham, MA
Fairfax Towne Center — Fairfax, VA

Major Tenants:	A.C. Moore	Jordan Marsh/Federated	Publix
	Babies ‘R Us	Kohl’s	Ross Dress for Less
	Barnes & Noble	Kmart	Safeway
	Bed Bath & Beyond	L.A. Fitness Sports Clubs	Service Merchandise
	Best Buy	Linens ‘N Things	Sports Authority
	Bobs	Marshalls	Sportsmart
	Borders Books	Mervyn’s (not owned)	St. Joseph’s Hospital
	Circuit City	Michael’s	Stein Mart
	Container Store	Nordstrom Rack	TJ Maxx
	Costco (not owned)	Off 5th	Tower Records
	Crunch Fitness	Office Depot	Toys ‘R Us
	DSW Shoe Warehouse	OfficeMax	United Artists Theatre
	Expo Design Center	Pacific Theatres	Winn Dixie
General Cinema

Partnership Structure
Equity Contribution:	20% — DDR 80% — DRA Advisors

Cash Flow Distribution:	20% — DDR 80% — DRA Advisors

Fees to DDR
Management Fee: Development Fee: Leasing Fees: Commission on Outparcel Sales:	3.5% of gross retail income 5% of hard costs for all improvements 5% on new leases, 3% on renewals 10% of net sales price

Capital Structure (in millions)

DDR	$7.3
DRA Advisors	29.1

Total Capital	$36.4

Debt	$331.3

Total Debt & Equity	$367.7

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name: Date Formed: Property Name/Location: Major Tenants:	DDRA Community Centers Four, L.P. January, 1997 La Plaza Del Norte — San Antonio, TX Ross Stores DSW Shoe Warehouse Best Buy OfficeMax Oshman’s Sporting Goods

Partnership Structure
Equity Contribution:	35% — DDR 65% — DRA Advisors

Cash Flow Distribution:	35% — DDR 65% — DRA Advisors

Fees to DDR
Management Fee: Development Fee: Leasing Fees: Commission on Outparcel Sales:	3.5% of gross retail income excluding recoveries 5% of hard costs for all improvements 5% on new leases, 3% on renewals 10% of net sales price

Capital Structure (in millions)

DDR	$4.0
DRA Advisors	7.4

Total Capital	$11.4

Debt	$30.0

Total Debt & Equity	$41.4

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name: Date Formed: Property Name/Location:	DDRA Community Centers Five, L.P. September, 1998 The joint venture consists of the following six properties:

Foothills Towne Center — Ahwatukee, AZ	Maple Grove Crossing — Maple Grove, MN
Arrowhead Crossing — Phoenix, AZ	Tanasbourne Town Center — Portland, OR
Eagan Promenade — Eagan, MN	Eastchase Market — Fort Worth, TX

Major Tenants:	AMC Theatre	Gander Mountain	Old Navy
	Ashley Homestores	Haggan’s	Oshman’s Sporting Goods
	Babies ‘R Us	Kohl’s Department	Petco
	Barnes & Noble	Linens ‘N Things	Petsmart
	Bassett Furniture	Mac Frugal’s	Pier One
	Bed Bath & Beyond	Mervyn’s (not owned)	Ross Dress for Less
	Byerly’s	Michael’s	Staples
	Circuit City	MJ Designs	Stein Mart
	Comp USA	Nordstrom Rack (not owned)	Target (not owned)
	Cub Foods (not owned)	Office Depot	TJ Maxx
	Ethan Allen (not owned)	Office Depot (not owned)	Toys ‘R Us (not owned)
	Famous Footwear	OfficeMax	United Artists Theatre

Partnership Structure
Equity Contribution:	50% — DDR 50% — DRA Advisors

Cash Flow Distribution:	50% — DDR 50% — DRA Advisors

Fees to DDR
Management Fee: Development Fee: Leasing Fees: Commission on Outparcel Sales:	3.5% of gross retail income 5% of hard costs for all improvements 5% on new leases, 3% on renewals 10% of net sales price

Capital Structure (in millions)

DDR	$40.7
DRA Advisors	40.7

Total Capital	$81.4

Debt	$156.0

Total Debt & Equity	$237.4

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name: Date Formed: Property Name/Location: Major Tenants:	DDRA Community Centers Six, L.P. March, 1999 Clocktower Place — St. Louis, MO TJ Maxx Office Depot Dierberg’s Marketplace

Partnership Structure
Equity Contribution:	50% — DDR 50% — DRA Advisors

Cash Flow Distribution:	50% — DDR 50% — DRA Advisors

Fees to DDR
Management Fee: Development Fee: Leasing Fees: Commission on Outparcel Sales:	50% of 3.5% of gross retail income 5% of hard costs for all improvements 5% on new leases, 3% on renewals 10% of net sales price

Capital Structure (in millions)

DDR	$2.2
DRA Advisors	2.2

Total Capital	$4.4

Debt	$12.8

Total Debt & Equity	$17.2

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name: Date Formed: Property Name/Location: Major Tenants:	DDRA Community Centers Seven, L.P. October, 1999 Ahwatukee Foothills Towne Center (Phase IV) — Phoenix, AZ JoAnn, Etc. Best Buy

Partnership Structure
Equity Contribution:	50% — DDR 50% — DRA Advisors

Cash Flow Distribution:	50% — DDR 50% — DRA Advisors

Fees to DDR
Management Fee: Development Fee: Leasing Fees: Commission on Outparcel Sales:	3.5% of gross retail income 5% of hard costs for all improvements 5% on new leases, 3% on renewals 10% of net sales price

Capital Structure (in millions)

DDR	$2.6
DRA Advisors	2.6

Total Capital	$5.2

Debt	$10.0

Total Debt & Equity	$15.2

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRA Community Centers Eight, L.P.
Date Formed:	February, 2000
Property Name/Location:	Deer Valley Towne Center — Phoenix, AZ
Major Tenants:	Ross Stores
OfficeMax
Petsmart
Michael’s
Target (not owned)
AMC Theatres (not owned)

Partnership Structure
Equity Contribution:	50% — DDR
50% — DRA Advisors

Cash Flow Distribution:	50% — DDR
50% — DRA Advisors

Fees to DDR
Management Fee:	3.5% of gross retail income
Development Fee:	5% of hard costs for all improvements
Leasing Fees:	5% on new leases, 3% on renewals
Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)
DDR	$4.1
DRA Advisors	4.1

Total Capital	$8.2

Debt	$17.9

Total Debt & Equity	$26.1

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	Merriam Town Center Ltd.
Date Formed:	October, 1996
Property Name/Location:	Merriam Town Center — Merriam, KS
Major Tenants:	Cinemark	OfficeMax
	Hen House	Dick’s Sporting Goods
	Marshalls	Home Depot (not owned)
Petsmart

Partnership Structure
Equity Contribution:	50% — DDR
50% — DRA Advisors

Cash Flow Distribution:	50% — DDR
50% — DRA Advisors

Fees to DDR
Management Fee:	3.5% of gross retail income
Development Fee:	5% of hard costs for all improvements
Leasing Fees:	5% on new leases, 3% on renewals
Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)
DDR	$7.2
DRA Advisors	7.2

Total Capital	$14.4

Debt	$33.9

Total Debt & Equity	$48.3

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRA Kildeer LLC
Date Formed:	March 28, 2002
Property Name/Location:	The Shops at Kildeer — Kildeer, IL
Major Tenants:	Bed, Bath & Beyond
Old Navy
Cost Plus
Circuit City

Partnership Structure
Equity Contribution:	10% — DDR
90% — DRA Advisors

Cash Flow Distribution:	10% — DDR
90% — DRA Advisors

Promote:	After the partners have received distributions equal to their capital contributed, plus a preferred return of 15%, then the Company will receive 35% up to a preferred return of 20%, then 50% of remaining cash after a 20% preferred return has been achieved.

Fees to DDR
Management Fee:	3.5% of gross income
Development Fee:	5% of hard costs for all improvements
Leasing Fees:	5% on new leases, 3% on renewals
Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)
DDR	$0.8
DRA Advisors	7.5

Total Capital	$8.3

Debt	$19.5

Total Debt & Equity	$27.8

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	Lennox Town Center Limited
Date Formed:	February, 1998
Property Name/Location:	Lennox Town Center Shopping Center — Columbus, OH
Major Tenants:	Target
Barnes & Noble
Staples
AMC Theatres Lennox 24

Partnership Structure
Equity Contribution:	50% — DDR
50% — Casto Properties

Cash Flow Distribution:	50% — DDR
50% — Casto Properties

Fees to DDR
Management Fee:	1.312% of all rent
Development Fee:	N/A
Leasing Fees:	N/A
Commission on Outparcel Sales:	N/A

Capital Structure (in millions)
DDR	$0.3
Casto Properties	0.3

Total Capital	$0.6

Debt	$19.4

Total Debt & Equity	$20.0

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	Sun Center Limited
Date Formed:	February, 1998
Property Name/Location:	Sun Center — Columbus, OH
Major Tenants:	Babies ‘R Us
Big Bear
Michael’s
Rhodes Furniture
Staples
Stein Mart

Partnership Structure
Equity Contribution:	79.45% — DDR
20.55% — Casto Properties

Cash Flow Distribution:	79.45% — DDR
20.55% — Casto Properties

Fees to DDR
Management Fee:	1.312% of all rent
Development Fee:	N/A
Leasing Fees:	N/A
Commission on Outparcel Sales:	N/A

Capital Structure (in millions)
DDR	$(0.2)
Casto Properties	(0.1)

Total Capital (1)	$(0.3)

Debt	$21.7

Total Debt & Equity	$21.4

(1)	Basis differentials occur primarily when the Company has purchased an interest in existing joint ventures at fair market values which differ from their proportionate share of the historical net assets of the joint ventures.

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	Continental Sawmill Limited Partnership
Date Formed:	February, 1998
Property Name/Location:	Dublin Village Center — Columbus, OH
Major Tenants:	AMC Theatre

Partnership Structure
Equity Contribution:	80.012% — DDR
19.988% — Casto Properties

Cash Flow Distribution:	80.012% — DDR
19.988% — Casto Properties

Fees to DDR
Management Fee:	1.312% of all rent
Development Fee:	N/A
Leasing Fees:	N/A
Commission on Outparcel Sales:	N/A

Capital Structure (in millions)
DDR	$(0.6)
Casto Properties	(0.2)

Total Capital (1)	$(0.8)

Debt	$19.2

Total Debt & Equity	$18.4

(1)	Basis differentials occur primarily when the Company has purchased an interest in existing joint ventures at fair market values which differ from their proportionate share of the historical net assets of the joint ventures.

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	Drexel Washington L.L.C.
Date Formed:	February, 1998
Property Name/Location:	Washington Park — Dayton, OH
Major Tenants:	Books A Million
Avnet Electronics Marketing

Partnership Structure
Equity Contribution:	49.7918% — DDR
50.2082% — Casto Properties

Cash Flow Distribution:	49.7918% — DDR
50.2082% — Casto Properties

Fees to DDR
Management Fee:	1.312% of all rent
Development Fee:	N/A
Leasing Fees:	N/A
Commission on Outparcel Sales:	N/A

Capital Structure (in millions)
DDR	$(1.9)
Casto Properties	(2.0)

Total Capital (1)	$(3.9)

Debt	$14.1

Total Debt & Equity	$10.2

(1)	Basis differentials occur primarily when the Company has purchased an interest in existing joint ventures at fair market values which differ from their proportionate share of the historical net assets of the joint ventures.

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	Liberty Fair Mall Associates
Date Formed:	January, 1993
Property Name/Location:	Liberty Fair Mall — Martinsville, VA
Major Tenants:	Goody’s	Sears
	Belk/Leggetts	OfficeMax
	J.C. Penney	Kroger

Partnership Structure
Equity Contribution:	50% — DDR
50% — The Lester Group

Cash Flow Distribution:	50% — DDR
50% — The Lester Group

Fees to DDR
Management Fee:	3% major tenants/5% retail tenants
Development Fee:	N/A
Leasing Fees:	5% on new leases/3% on renewals
Commission on Outparcel Sales:	N/A

Capital Structure (in millions)
DDR	$(3.4)
The Lester Group	(3.4)

Total Capital (1)	$(6.8)

Debt	$20.2

Total Debt & Equity	$13.4

(1)	Basis differentials occur primarily when the Company has purchased an interest in existing joint ventures at fair market values which differ from their proportionate share of the historical net assets of the joint ventures.

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	DOTRS LLC
Date Formed:	September, 1996
Property Name/Location:	Macedonia Commons — Macedonia, Ohio
Major Tenants:	First National Supermarkets
Kohl’s Department Store
Wal-Mart (not owned)

Partnership Structure
Equity Contribution:	50% — DDR
50% — The State Teachers Retirement Board of Ohio

Cash Flow Distribution:	50% — DDR
50% — The State Teachers Retirement Board of Ohio

Fees to DDR
Management Fee:	5% of gross retail income
Development Fee:	5% of hard costs for all improvements
Leasing Fees:	5% on new leases, 3.5% on renewals
Commission on Outparcel Sales:	N/A

Capital Structure (in millions)
DDR	$5.9
The State Teachers Retirement Board	5.9

Total Capital	$11.8

Debt	$11.5

Total Debt & Equity	$23.3

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	Town Center Plaza, L.L.C.
Date Formed:	December, 1998
Property Name/Location:	Town Center Plaza — Leawood, KS
Major Tenants:	Barnes & Noble

Partnership Structure
Equity Contribution:	50% — DDR
50% — Poag & McEwen

Cash Flow Distribution:	50% — DDR
50% — Poag & McEwen

Fees to DDR
Management Fee:	5% of 40% of gross retail income
Development Fee:	N/A
Leasing Fees:	N/A

Capital Structure (in millions)
DDR	$0.3
Poag & McEwen	0.3

Total Capital	$0.6

Debt	$53.4

Total Debt & Equity	$54.0

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplemental
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRC PDK Salisbury Phase III LLC
Date Formed:	March 2001
Property Name/Location:	Salisbury, MD
Major Tenants:	Rugged Warehouse
Famous Footwear
Dress Barn

Partnership Structure
Ownership Percentage:	50% — DDR
50% — PDK Commons Phase III L.C.

Cash Flow Distribution:	50% — DDR
50% — PDK Commons Phase III L.C.

Fees to DDR
Management Fee:	4%
Development Fee:	$.75 psf of leasehold improvements
Leasing Fees:	N/A

Capital Structure (in millions)
DDR	$0.15
PDK Salisbury LLC	$0.15

Total Capital	$0.3

Payable to DDR	$0.2

Debt	$1.9

Total Debt & Equity	$2.4

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplemental
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	DLA Ventures LLC
Date Formed:	September 1999
Property Name/Location:	Coon Rapids, MN (Phase I — Outer Ring)
Major Tenants:	Costco (not owned)
Sears
Kohl’s
JoAnn Etc.
Linens ‘N Things
Best Buy
Old Navy
Sportman’s Warehouse

Partnership Structure
Equity Contribution:	75% — Lubert-Adler Real Estate Fund (DLA)
25% — DDR

Cash Flow Distribution:	75% — Lubert-Adler Real Estate Fund
25% — DDR

Fees to DDR
Management Fee:	4%
Development Fee:	$1,699,336 (40% at 09/30/99 and remainder payable ratably)
Leasing Fees:	N/A

Capital Structure (in millions)
DLA	$5.6
DDR	$1.8

Total Capital	$7.4

Payable to DDR	$—

Debt	$32.0

Total Debt & Equity	$39.4

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	KLA/SM L.L.C.
Date Formed:	March 2002
Property Name/Location:	The Joint Venture consists of the designation rights to approximately 205 properties and leasehold interests owned by the Service Merchandise Company, Inc. These properties are located in 33 states across the United States. The Joint Venture holds the designation rights to these assets until approximately September 30, 2002. During the designation period the Joint Venture is responsible for all applicable carrying costs and may assign, sell or reject these assets at any time. At the end of the designation period, a new company to be formed between Service Merchandise and the Joint Venture will obtain title to all assets not rejected, sold or assigned and assume the debt relating to those assets.

Partnership Structure
Equity Contribution:	24.63% — DDR
12.32% — Klaff Realty, L.P.
61.58% — Lubert-Adler Funds
1.47% — Random Properties Acquisition Corp I (3)

Cash Flow Distribution:	24.63% — DDR
12.32% — Klaff Realty, L.P.
61.58% — Lubert-Adler Funds
1.47% — Random Properties Acquisition Corp I (3)

Once all partners receive a return of all equity, plus a 12% preferred return thereon, plus $43 million, Service Merchandise will be entitled to share 20% of the excess. The remaining proceeds will be distributed in accordance with the percentages noted.

Promote:	Once all partners have received a return of all equity, plus a 10% preferred return thereon, DDR will receive 35% of available proceeds.

Fees to DDR
Management Fees:	3.0% of gross revenues
Development Fees:	4.5% of hard costs for all improvements for all retail tenant leases
1.5% of hard costs for all non-retail or furniture leases
Leasing Fees:	$0.94 per square foot for all retail tenant leases
$0.31 per square foot for all non-retail or furniture leases
Disposition Fees:	..75% of gross sales price for all sales to retail purchasers
..25% of gross sales price for all sales to non-retail or furniture purchasers

Capital Structure (in millions)
DDR	$19.5
Klaff	$9.7
Lubert-Adler	$48.6
Random Properties Acquisition Corp. I	$1.3

Total Capital	$79.1

Existing Debt	$89.6	(1)
Anticipated Debt Funding	$56.7	(1)
Maximum Debt Assumption	$9.6	(2)

Total Debt & Equity	$235.0

(1)	At December 31, 2002, the Joint Venture had a total investment of $79.1 million. During the 4th quarter, $26.4 million was funded to complete the purchase of a portfolio of loans collateralized by the acquired properties.
(2)	Represents the maximum amount of debt that could be assumed by the Joint Venture at the end of the designation period.
(3)	During the fourth quarter, Random Properties Acquisition Corp. I was admitted to KLA/SM LLC as a special member, acquiring a 1.47% partnership interest for a $1.3 million equity contribution.

Joint Venture Partnership Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplemental
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDR P&M Aspen Grove Lifestyle Center Properties LLC
Date Formed:	April 2001
Property Name/Location:	Littleton, CO
Major Tenants:	Ann Taylor	William Sonoma
	The Bombay Company	Coldwater Creek
	Chico’s	Eddie Bauer
	Casual Corner	Talbots
	GAP	Victoria’s Secret
	Banana Republic	Pottery Barn

Partnership Structure
Equity Contribution:	50% — DDR
50% — Poag & McEwen Lifestyle Center — Littleton LLC

Cash Flow Distribution:	50% — DDR
50% — Poag & McEwen Lifestyle Center — Littleton LLC

Fees to DDR
Management Fee:	1.40%
Financing Fee:	1% of construction loan balance
Development Fee:	1% of hard costs and architectural & engineering
Leasing Fees:	N/A

Capital Structure (in millions)
DDRC	$1.3
Poag & McEwen	$1.2

Total Capital	$2.5

Payable to DDR	$6.6

Debt	$43.6

Total Debt & Equity	$52.7

Joint Venture Financial Summaries 4.2

Developers Diversified Realty
Quarterly Financial Supplemental
For the twelve months ended December 31, 2002

Joint Venture Investment Summary

Joint Venture Name:	Jefferson County Plaza LLC
Date Formed:	July 1999
Property Name/Location:	Arnold, MO
Major Tenants:	Target (not owned)
Home Depot (not owned)
Shoe Carnival
Sally Beauty Supply
Deal$

Partnership Structure
Equity Contribution:	50% — DDR
50% — The Sansone Group (50% owned by DDR)

Cash Flow Distribution:	50% — DDR
50% — The Sansone Group

Fees to DDR
Management Fee:	1.50%
Development Fee:	NA
Leasing Fees:	2.5% of gross base rent plus reimbursables on new leases; 1.75% on renewals

Capital Structure (in millions)
DDRC	$(0.0)
The Sansone Group	$(0.0)

Total Capital	$(0.0)

Payable to DDR	$2.9

Debt	$2.3

Total Debt & Equity	$5.2

Joint Venture Summaries 4.2

Joint Venture Financial Operations

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Joint Venture Capital Transactions

Acquisitions, Dispositions, Developments & Expansions
for the Twelve Month Period Ended December 31, 2002

	Year Ended		Year Ended		Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2002		2001		2000		1999		1998

Acquisitions/Transfers	$53.0		$213.1		$91.2	(5)	$96.5	(7)	$489.3 (9)
Completed Expansions	9.0		2.3		6.2		3.3		0.0
Developments & Construction in Progress	48.6		103.7		114.7		169.0		86.7
Tenant Improvements & Building Renovations (1)	1.6		4.9		1.9		1.5		1.8
Other Real Estate Investments	161.8	(2)	0.0		0.0		0.0		0.0
Minority Equity Investment in AIL	0.0		(135.0	)(4)	(2.2)		42.2		95.1

	$274.0		$189.0		$211.8		$312.5		$672.9
Less: Real Estate Sales	($361.4	)(3)	($16.9)		($115.9	)(6)	($26.5	)(8)	($33.8)

Joint Venture Totals (Millions)	($87.4)		$172.1		$95.9		$286.0		$639.1

(1)  The Company estimates recurring capital expenditures, including tenant improvements, of $1.6 million associated with its joint venture portfolio during 2003.

(2)  Amount represents the cost of assets acquired from Service Merchandise pursuant to the designation rights agreement.
(3)  Includes transfers to DDR in the aggregate amounts of $58.7 million, $38.7 million, $25.6 million and $30.6 million relating to shopping centers in Plainville, CT, Independence, MO, Canton, OH and San Antonio, TX, respectively. This amount also includes sales of shopping centers in Denver, CO; Hagerstown, MD; Salem, NH, Eatontown, NJ, Durham, NC and Round Rock, TX and the sales of outlot parcels in Round Rock, TX and San Antonio, TX.
(4)  The balance reflects the consolidation of the assets formerly owned by American Industrial Properties (AIP) during 2nd quarter 2001.
(5)  Includes transfers from DDR to joint ventures in the aggregate amount of $39.6 million relating to a development project in San Antonio, TX, a transfer of a Phoenix, AZ property, and the outparcel land at Round Rock, TX.
(6)  Includes transfers to DDR in the aggregate amount of $76.7 million relating to the Nassau Pavillion development project, two former DDR/Oliver McMillan projects, and Phase II of the Salisbury, MD development project. All of which were previously accounted for through joint ventures.
(7)  Includes a transfer of $20.4 million from DDR relating to the development project in Coon Rapids, MN and the transfer of the 13 remaining Best Products sites from the Retail Value Fund, which had an aggregate cost basis of $43.9 million at December 31, 1999.
(8)  Includes a transfer of the Everett development project to DDR and the Salem development project to DD Development Co.
(9)  Includes transfers/investments aggregating approximately $323.1 million from DDR, and the acquisition of joint venture interests aggregating $166.2 million.

Summary of Joint Venture Capital Transactions 5.1

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Dispositions
for the Twelve Month Period Ended December 31, 2002

		Gross Sale		DDR’s	Joint
		Proceeds		Ownership	Venture
Property Location	GLA	(Millions)	Sale Date	Percentage	Partner

Durham, NC	408,292	$50.1	2/11/2002	20.00%	DRA Advisors
Salem, NH	170,270	$26.5	6/6/2002	96.12%	Coventry Real Estate Partners (“Coventry”)
Eatontown, NJ	68,196	$14.0	6/18/2002	83.75%	Hendon Properties and Coventry
Hagerstown, MD	285,655	$41.7	6/20/2002	24.75%	Prudential Real Estate Partners and Coventry
Denver, CO	387,536	$43.0	10/29/2002	20.00%	DRA Advisors
Round Rock, TX	527,024	$78.1	12/16/2002	24.75%	Prudential Real Estate Partners and Coventry

Total	1,846,973	$253.4

The joint venture acquisitions for the twelve month period ended December 31, 2002 includes a transfer from DDR to joint ventures for the newly developed shopping center in Kildeer, Illinois and the consolidation of the Salem, New Hampshire shopping center, which was previously accounted for under the equity method.

Joint Venture Acquisitions and Dispositions 5.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Expansion and Redevelopment Projects
for the Twelve Month Period Ended December 31, 2002

	DDR’s	Joint
	Ownership	Venture
Projects Completed	Percentage	Partner	Description

Atlanta, GA	20%	DRA Advisors	Retenanted the former HomePlace space with Sports Authority.

Marietta, GA	20%	DRA Advisors	Demised former HomePlace space and retenanted with Ross Dress for Less.

Overland Park, KS	23.51%	Prudential Real Estate Investors	Redevelopment/expansion project to include a 14,900 sf Osco Drug Store, a 7,300 sf Deal$, and a 5,300 sf outparcel

Maple Grove, MN	50%	DRA Advisors	Demised former HomePlace space and retenanted with Bed Bath & Beyond and Michael’s.

Schaumburg, IL	20%	DRA Advisors	Retenanted former Builders Square space with a Home Depot Expo and 1-800 Mattress. Retenanted former Service Merchandise space with PetsMart and HomeGoods. Costco expanded their existing store to add an additional 11,000 sf. DDR constructed an additional 9,000 sf of small shops between Costco and Home Depot Expo.

Leawood, KS	50%	Poag & McEwen	Expansion of the existing center to create an additional 26,000 sf of small retail specialty shops.

San Antonio, TX	35%	DRA Advisors	Demised former HomePlace space and retenanted with OfficeMax.

Total Cost (Millions)	$15.0

Projects in Progress	Percentage	Partner	Description

Shawnee, KS	23.51%	Prudential Real Estate Investors	Relocating two tenants in order to accommodate a 25,000 sf expansion creating a 65,000 sf Price Chopper.

N. Olmsted, OH	79.57%	Hendon Properties	Expansion of existing center to create an additional 16,607 sf of small retail shops, including a Dollar Tree, and the addition of a 4,500 sf outparcel for the Vitamin Shoppe.

San Ysidro, CA	20%	Prudential Real Estate Investors	Relocation of several small shop tenants in the shopping center to accommodate a 30,000 sf Ross Dress for Less and a 31,000 sf Marshall’s.

Total Cost (Millions)	$8.8

Projects to Commence Construction

Deer Park, IL	24.75%	Poag & McEwen/Prudential Real Estate Investors	Expansion of the existing center to create a 50,000 sf Century Theater and to create an additional 23,800 sf of small retail specialty shops.

Joint Venture Expansions and Redevelopment 5.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Joint Venture Development Projects for the Twelve Month Period Ended December 31, 2002

						DDR’s
			DDR’s	Joint	Total	Proportionate	Substantial
	Total		Ownership	Venture	Cost	Cost	Completion
Projects Substantially Completed	GLA		Percentage	Partner	(Millions)	(Millions)	Date	Major Tenants

Littleton (Denver), CO	270,539	(1)	50.0%	Poag & McEwen	$54.2	$27.1	Oct. 2001/ 2002 (Phase II) 2003	Banana Republic, Ann Taylor, Bombay Company, Chico’s, Eddie Bauer, Casual Corner, Coldwater Creek, Victoria’s Secret, GAP, GAP Kids, Talbots, Williams Sonoma, Pottery Barn

Long Beach, CA (CityPlace)(Phase I & II)	436,440	(1)	24.75%	RVIP	$56.0	$13.9	2002 (Phase I)	Phase I: Wal*Mart, Nordstrom Rack, Old Navy, Ross Dress for Less, Albertson’s Anna’s Linens and Sav-On.
							2003 (Phase II)	Phase II: 71,000 square feet of additional small shop retail.

Coon Rapids (Minneapolis), MN (Outer Ring, adjacent to DDR’s wholly owned development)	652,932	(1)	25.00%	Lubert Adler	$41.9	$10.5	Second Half 2002	Costco (not owned), Kohl’s, Sears, Best Buy, JoAnn Etc., Linens ‘N Things, Old Navy, Sportsman’s Warehouse.

Projects in Progress

Jefferson County (St. Louis), MO	330,051	(1)	50.0%	Sansone	$9.7	$4.9	2003	Target (not owned), Home Depot (not owned), Shoe Carnival, Deal$, Sally Beauty

Austin, TX	496,604	(1)	(2)	David Berndt Interests/RVIP	$31.0	$3.8	Second Half 2003	Target (not owned), Toys ‘R Us, Hobby Lobby, Ultimate Electronics, Ross Dress for Less, Linens ‘N Things, PetsMart

Joint Venture Development Totals	2,186,566				$192.8	$60.1

Notes:

(1)  Includes square footage which will not be Company owned.
(2)  This project is currently being funded through a construction loan. DDR, Prudential, and Coventry will enter into a joint venture partnership when the project’s shell construction is complete, at which time DDR will have a 12.375% ownership interest, until the buyout of David Berndt Interests occurs, at which time DDR will have a 24.75% ownership interest. The cash flow distributions for the RVIP partnership will be made at the following percentages (1% Coventry; 24.75% DDR; and 74.25% Prudential) up to a leveraged 10% preferred return on equity. Once the limited partners (DDR and Prudential) have received a 10% preferred return and return of equity, the promote structure with 33% distributed to Coventry (79% owned by DDR) goes into effect.

Joint Venture Developments 5.2

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Joint Venture Development
Assets Placed in Service as of December 31, 2002

	Assets Placed	DDR’s Current
	in Service	Proportionate Share
Date	(Millions)	(Millions)

As of December 31, 2001	$41.7	$16.8
1st Quarter 2002	$9.3	$4.7
2nd Quarter 2002	$5.3	$2.6
3rd Quarter 2002	$16.9	$5.0
4th Quarter 2002	$39.9	$10.6
During 2003	$73.4	$21.1
Thereafter	$6.3	$3.1

Total	$192.8	$63.9

Joint Venture Development
Funding Schedule as of December 31, 2002

	DDR's	JV Partners'	Proceeds from
	Proportionate	Proportionate	Construction
	Share	Share	Loans	Total
	(Millions)	(Millions)	(Millions)	(Millions)

Funded as of September 30, 2002	$19.7	$21.4	$121.0	$162.1
Projected Net Funding During 2003	0.1	0.2	23.4	23.7
Projected Net Funding Thereafter	1.7	0.0	5.3	7.0

Total	$21.5	$21.6	$149.7	$192.8

Joint Venture Development Delivery and Funding Schedules 5.2

Developers Diversified Realty Corporation
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Joint Venture Debt
as of December 31, 2002

		Mortgage
Property/Entity		Balance		Maturity Date	Interest Rate

RVIP III Long Beach, CA	V	29,315,243		01/04	Libor + 170

RVIP III B Deer Park, IL	V	40,000,000		07/03	Libor + 175
	V	7,258,522		07/03	Libor + 175
RVIP VI Kansas City, MO		20,171,161	(1)

RVIP VII	F	105,881,364	(2)
	V	34,000,000	(2)
Community Centers
	F	119,000,000.00	(3)	02/05	6.00
	F	17,000,000.00	(3)	02/05	5.95
	V	16,000,000.00	(3)	03/05	Libor + 250
	V	175,000,000.00	(3)	03/04	Libor + 250
	V	4,300,000.00	(3)	02/05	Libor + 250
DDRA Community Centers Four San Antonio, TX	V	30,000,000		10/05	Libor + 210

DDRA Community Centers Five	F	156,000,000	(4)	10/05	6.64

DDRA Community Centers Six St. Louis, MO	F	12,769,606		04/10	8.56

DDRA Community Centers Seven Ahwatukee, AZ (Phase IV)	F	10,000,000		01/05	8.07

DDRA Community Centers Eight Deer Valley, AZ	F	17,888,732		09/10	8.01

Merriam Town Center Merriam, KS	V	24,455,000		04/03	Libor +175
Tax Incremental Financing Obligation	F	9,475,450		02/16	6.90

DDRA Kildeer LLC	V	4,500,000		08/07	Libor + 180
Kildeer, IL	F	15,000,000		08/07	5.64

Lennox Town Center Limited Columbus, OH	F	19,466,083		07/22	8.11

Sun Center Limited Columbus, OH	F	5,982,358		05/07	8.29
	F	15,678,709		04/11	8.48
Continental Sawmill Ltd. Columbus, OH	F	19,200,717		05/06	7.55

Drexel Washington Ltd. Dayton, OH	F	14,115,199		01/08	7.28

Liberty Fair Mall Associates Martinsville,VA	F	20,212,596		12/09	8.46

Summary of Joint Venture Debt 5.3

Developers Diversified Realty Corporation
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Joint Venture Debt
as of December 31, 2002 (continued)

		Mortgage
Property/Entity		Balance	Maturity Date	Interest Rate

DOTRS LLC Macedonia, OH	V	11,546,500	09/06	Libor +100

Town Center Plaza LLC Leawood, KS	F	53,438,169	07/09	7.31

DDR P&M Aspen Grove Littleton, CO	V	43,617,893	05/03	Libor + 185

DDRC PDK Salisbury Phase III LLC Salisbury, MD	F	1,874,097	04/06	7.61

DLA Ventures, LP Coon Rapids, MN	V	32,000,000	12/03	Libor + 185

KLA/SM LLC	V	89,588,816	07/04	Libor + 350
Jefferson County Plaza, LLC Arnold, MO	V	2,288,371	05/05	Libor + 175

RVIP I Best Products	V	1,771,649	08/04	Libor + 175

		$1,178,796,236

Notes:
(1)	Encumbers six shopping center properties located in Kansas City, MO with mortgage interest rates ranging from 7.79% to 8.625% and maturity dates ranging from September, 2005 to November, 2007.

(2)	Encumbers ten shopping center properties located in California and Washington with mortgage interest rates ranging from 6.60% to 9.50% and maturity dates ranging from March, 2004 to March, 2022.

(3)	Encumbers seven shopping center properties as follows:

San Diego, CA
Denver, CO
Atlanta, GA
Marietta, GA
Schaumburg, IL
Framingham, MA
Fairfax, VA
Naples, FL

(4)	Encumbers six shopping center properties as follows:

Ahwatukee, AZ
Phoenix, AZ
Eagan, MN
Maple Grove, MN
Portland, OR
Fort Worth, TX

Summary of Joint Venture Debt 5.3

Developers Diversified Realty Corporation
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Pro Rata Joint Venture Debt
as of December 31, 2002

	DDR's	DDR's
	Pro Rata	Pro Rata
Joint Venture	Interest	Debt

RVIP III Long Beach	23.5125%	6,892,746
RVIP III B	12.375%	5,848,242
RVIP VI	23.5125%	4,742,744
RVIP VII	20.00%	27,976,273
Community Centers	20.00%	66,260,000
DDRA Comm Ctr Four	35.00%	10,500,000
DDRA Comm Ctr Five	50.00%	78,000,000
DDRA Comm Ctr Six	50.00%	6,384,803
DDRA Comm Ctr Seven	50.00%	5,000,000
DDRA Comm Ctr Eight	50.00%	8,944,366
Merriam Town Center	50.00%	16,965,225
DDRA Kildeer, LLC	10.00%	1,950,000
Lennox Town Center	50.00%	9,733,041
Sun Center	79.45%	17,209,718
Continental Sawmill	80.012%	15,362,877
Drexel Washington	49.7918%	7,028,212
Liberty Fair	50.00%	10,106,298
DOTRS LLC	50.00%	5,773,250
Town Center Plaza	50.00%	26,719,085
DDR P&M Aspen Grove	50.00%	21,808,946
DDRC PDK Salisbury	50.00%	937,048
Coon Rapids	25.00%	8,000,000
KLA/SM LLC	25.00%	22,397,204
Jefferson County Plaza	50.00%	1,144,186
RVIP I	79.57%	1,409,701

Total		$387,093,970

Summary of Joint Venture Debt 5.4

Developers Diversified Realty Corporation
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Summary of Joint Venture Mortgage Principal Payments
as of December 31, 2002

JOINT VENTURE	2003 Payments	2004 Payments	2005 Payments	2006 Payments	2007 Payments

RVIP III (Long Beach, CA)		29,315,243
RVIP III B (Deer Park)	47,258,522
RVIP VI (Kansas City)			1,311,414		18,859,746
RVIP VII	1,463,192	73,602,633	1,748,770	1,898,412	8,761,556
Community Centers		175,000,000	156,300,000
DDRA Community Centers Four			30,000,000
DDRA Community Centers Five			156,000,000
DDRA Community Centers Six	101,939	107,936	120,896	131,816	143,722
DDRA Community Centers Seven	75,262	88,687	9,836,051
DDRA Community Centers Eight	157,116	166,174	184,371	199,915	216,768
Merriam Town Center	24,455,000
Merriam TIF
DDRA Kildeer, LLC (Kildeer, IL)					19,500,000
Lennox Town Center Limited	423,564	459,221	497,880	539,794	585,235
Sun Center Limited
Principal Mutual Life Ins Co	372,864	405,741	441,517	480,448	522,811
W. Lyman Case & Co	143,955	156,352	169,818	184,445	5,327,788
Continental Sawmill Ltd.	860,113	927,347	999,836	16,413,421
Drexel Washington Ltd.	376,489	218,058	234,473	252,124	271,104
Liberty Fair Mall Associates	171,700	181,849	203,092	221,213	240,952
DOTRS LLC
National City Bank	414,280	427,660	453,000	10,251,560
Town Center Plaza LLC	965,253	1,038,225	1,116,715	1,201,138	1,291,944
DDRC PDK Salisbury Phase III				1,874,097
DLA Ventures LP (Coon Rapids, MN)	32,000,000
DDR P&M Aspen Grove (Littleton)	43,617,893
KLA/SM LLC		89,588,816
Jefferson County Plaza LLC			2,288,371
RVIP I (Best Products)		1,771,649

Total — Debt	152,857,142	373,455,591	361,906,204	33,648,383	55,721,626

[Additional columns below]

[Continued from above table, first column(s) repeated]

JOINT VENTURE	2008 Payments	2009 Payments	2010 Payments	2011 Payments	Thereafter	Total

RVIP III (Long Beach, CA)						29,315,243
RVIP III B (Deer Park)						47,258,522
RVIP VI (Kansas City)						20,171,161
RVIP VII	1,916,490	2,092,301	2,272,271	2,467,775	43,657,964	139,881,364
Community Centers						331,300,000
DDRA Community Centers Four						30,000,000
DDRA Community Centers Five						156,000,000
DDRA Community Centers Six	153,623	170,580	11,839,094			12,769,606
DDRA Community Centers Seven						10,000,000
DDRA Community Centers Eight	231,039	254,521	16,478,828			17,888,732
Merriam Town Center						24,455,000
Merriam TIF					9,475,450	9,475,450
DDRA Kildeer, LLC (Kildeer, IL)						19,500,000
Lennox Town Center Limited	634,502	687,917	745,828	808,615	14,083,527	19,466,083
Sun Center Limited
Principal Mutual Life Ins Co	568,910	619,074	673,660	11,593,684		15,678,709
W. Lyman Case & Co						5,982,358
Continental Sawmill Ltd.						19,200,717
Drexel Washington Ltd.	12,762,951					14,115,199
Liberty Fair Mall Associates	257,650	18,936,140				20,212,596
DOTRS LLC
National City Bank						11,546,500
Town Center Plaza LLC	1389614	46,435,280				53,438,169
DDRC PDK Salisbury Phase III						1,874,097
DLA Ventures LP (Coon Rapids, MN)						32,000,000
DDR P&M Aspen Grove (Littleton)						43,617,893
KLA/SM LLC						89,588,816
Jefferson County Plaza LLC						2,288,371
RVIP I (Best Products)						1,771,649

Total — Debt	17,914,779	69,195,813	32,009,681	14,870,074	67,216,941	1,178,796,236

Summary of Joint Venture Mortage Principal Payments 5.5

Portfolio Statistics

Company Features(1)
286 Shopping Centers (and Interests in Retail Assets)
4 Managed Shopping Centers
43 States (including managed properties)
45.3 Million Sq. Ft. Owned
57.6 Million Sq. Ft. Owned and Managed(2) 95.9%/95.1% % Leased / % Occupied (3) 368 Total Employees (1) Includes Service Merchandise portfolio. Does not include 36 industrial and office properties. (2) Includes unowned anchors at company owned shopping centers. (3) Core retail portfolio.

Growth in Square Footage(1) 362% increase in owned space over nine years
70
Managed Feet) 60 Non-Company Owned 0.7 Company Owned uare 50 11.6
Sq 45.3 40
39.6 38.6
Million 30 36.3 in 27.6 20 24.7
(GLA 20.6 19.3
10 13.2 9.8
0
(1) Includes Service Merchandise Portfolio. ‘93 ‘94 ‘95 ‘96 ‘97 ‘98 ‘99 ‘00 ‘01 ‘02(2) (2) As of December 31, 2002.

DDR has built a geographically diverse portfolio of dominant shopping centers.
GLA by
STATE 43 States (inc. Managed)
Less than 500,000 SF 500,000
- 1 million SF 1million — 2 million SF 286 owned retail assets and 4 managed retail assets Over 2 million SF

Average Annualized Base Rental Rates (1) (2)
$20 Shop Space $15.18 Total Portfolio $15
$10.58
$10
$5
(1) Does not include Service Merchandise Portfolio.
(2) As of December 31, 2002.
$0 1987 1989 1991 1993 1995 1997 1999 2000 2001 2002

Average Annualized Base Rental Rates
Annualized Base Rent
/S.F.
NUMBER OF SHOP PERIOD ENDING PROPERTIES TOTAL SPACE
Dec. 31, 2002 189 $10.58 $15.18 Dec. 31, 2001 192 $10.03 $14.02 Dec. 31, 2000 190 $9.66 $13.66 Dec. 31, 1999 186 $9.20 $12.69 Dec. 31, 1998 159 $8.99 $12.39 Dec. 31, 1997 123 $8.49 $11.69 Dec. 31, 1996 112 $7.85 $10.87 Dec. 31, 1995 106 $7.60 $10.54 Dec. 31, 1994 84
$5.89 $9.02 Dec. 31, 1993 69 $5.60 $8.56 Dec. 31, 1992 53 $5.37 $8.37 Dec. 31, 1991 53 $5.35 $8.29 Dec. 31, 1990 52 $5.27 $8.25 Dec. 31, 1989 45 $4.93 $7.87 Dec. 31, 1988 40 $4.81 $7.41 Dec. 31, 1987 37 $4.38 $7.09

Lease Expirations by Year [1] [2]

% Total Base Rents by Class
15%
10%
5%
0%
Anchor
Small Shop
2003
2004
2005
2006
2007

(1) Does not include Service Merchandise portfolio.

(2) As of December 31 2002, options not included.

Lease Expirations by Year (1) (2)
15% Anchor Class Small Shop
by ents 10% R Base Total 5% %
(1) Does not include Service 0% Merchandise portfolio. (2) As of December 31 2002, 2 0 0 3 2 0 0 4 2 0 0 5 2 0 0 6 2 0 07 options not included.

Lease Expirations by Year (1)
Anchor Base Rent Shop Space Base Rent Year Leases Revenue Average/S.F. Leases Revenue Average/S.F.
(millions) (millions)
2003 18 $2.4 $3.86 611 $21.6 $12.96 2004 23 $5.0 $6.70 547 $20.7 $13.75 2005 31 $6.3 $5.48 475 $20.8 $14.07 2006 22 $5.4 $6.24 392 $20.8 $14.79 2007 41 $12.1 $7.15 379 $20.4 $15.04 2008 27 $7.3 $7.99 144 $10.7 $14.06 2009 36 $12.9 $7.89 95 $9.3 $16.80 2010 44 $15.6 $8.77 108 $10.9 $18.14 2011 74 $28.8 $9.77 114 $13.2 $18.83 2012 58 $22.9 $9.37 88 $10.8 $20.01
2003-2012 374 $118.7 $8.02 2,953 $159.1 $15.06 Subtotal Total Rent Roll at 548 $213.1 $8.53 3,046 $170.1 $15.18
December 31, 2002
(1) Does not include Service Merchandise portfolio.

4Q02 Largest Tenants by SF — Owned & Unowned(1) (2)
Total Owned Unowned RankTenant Units GLA Units GLA Units GLA
1 Wal-Mart/Sam’s 52 6,383,764 23 2,266,241 29 4,117,523 2 Target/Mervyn’s 20 2,227,513 5 523,445 15 1,704,068 3 Home Depot 18 1,576,932 6 380,350 12 1,196,582 4 K-Mart 20 1,567,656 17 1,386,743 3 180,913 5 Kohl’s 15 1,067,270 14 985,220 1 82,050 6 Lowe’s Home Improvement 8 1,053,216 5 647,983 3 405,233 7 T.J.Maxx/Marshall’s 42 766,166 42 766,166 8 Best Buy/Musicland 26 708,902 25 613,973 1 94,929 9 Toys “R” Us 21 656,535 17 435,876 5 220,659 10 JC Penney/Eckards 23 652,115 23 652,115
(1) Includes Service Merchandise portfolio. (2) Assumes 100% ownership of joint ventures.

Reliance on Major Tenants (1) (2) (Owned shopping center GLA only)
Total Base Rent Percent Credit Tenant Units (millions) of Total Ratings
Wal-Mart/Sam’s Club 23 $11.46 4.0% AA/Aa2 Kohl’s 14 $8.16 2.8% A-/A3 Bed Bath & Beyond 28 $7.09 2.5% BBB-/NR T.J. Maxx/Marshalls 42 $6.79 2.4% A/A3 Best Buy / Musicland Group 25 $6.50 2.3% BBB-/Baa3 Officemax 32 $6.17 2.1% NR/NR AMC Theater 5 $5.90 2.0% NR/B2 K-Mart 17 $5.66 2.0% NR/NR PETsMART 27 $5.37 1.9% B+/Ba3 Gap/Old Navy/Banana Republic 31 $4.81 1.7% BBB-/Ba3 Barnes & Noble 33 $4.75 1.6% BB/Ba3 Lowe’s Home Improvement 5 $4.59 1.6% A/A3 Toys “R” Us 16 $3.66 1.3% BBB/Baa3 Michael’s 21 $3.48 1.2% BB/Ba1 Home Depot 6 $3.24 1.1% AA/aa3 Cinemark Theatre 6 $3.21 1.1% BB-/B1 Ross Stores 17 $2.96 1.0% BBB/NR Linens ‘N Things 9 $2.85 1.0% NR/NR Kroger 10 $2.85 1.0% BBB-/Baa3 (1) Includes Service
Merchandise Famous Footwear 28 $2.84 1.0% NR/NR portfolio. (2) Based on actual pro Subtotal 1-20 395 $102.34 35.5% rata ownership of real estate assets. Portfolio Total 3,679 $288.36 100.0%

Reliance on Major Tenants [1] [2]

by GLA and by Base Rental Revenue

Rank	Major Tenant (units)	Owned GLA	% Total GLA
1	Wal-Mart / Sam's Club (23)	2.27	6.86%
2	K-mart (17)	1.39	4.20%
3	Kohl's (14)	0.99	2.98%
4	T.J. Maxx / Marshalls (42)	0.83	2.52%
5	OfficeMax (32)	0.63	1.97%
6	Lowe's Home Improvement (5)	0.65	1.96%
7	JC Penney/Eckards (23)	0.65	1.92%
8	Best Buy/ Musicland Group (25)	0.63	1.91%
9	Bed Bath & Beyond (28)	0.63	1.90%
10	Target/Mervyn's (5)	0.52	1.58%
11	Toys "R" Us (16)	0.45	1.42%
12	Petsmart (27)	0.47	1.35%
13	Home Depot (6)	0.38	1.15%
14	Kroger (10)	0.37	1.11%
15	Gap/Old Navy/Banana Republic (31)	0.36	1.08%
16	Joann Stores (20)	0.34	1.03%
17	Beall's (10)	0.33	1.00%
18	Barnes & Noble (33)	0.31	0.94%
19	Michael's (21)	0.30	0.91%
20	Ross Stores (17)	0.30	0.91%
	Subtotal: 1-20	12.80	38.72%
	Total Portfolio:	33.05	100.0%

Reliance on Major Tenants(1) (2)
by GLA and by Base Rental Revenue
Base
Owned % Total Rental % Total Rank Major Tenant (units) GLAGLARank Major Tenant (units) Revenue Base Rent (MSF) ($Millions)
1 Wal-Mart / Sam’s Club (23) 2.27 6.86% 1 Wal-Mart/Sam’s Club (23) $11.46 4.0% 2 K-mart (17) 1.39 4.20% 2 Kohl’s (14) $8.16 2.8% 3 Kohl’s (14) 0.99 2.98% 3 Bed Bath & Beyond (28) $7.09 2.5% 4 T.J. Maxx / Marshalls (42) 0.83 2.52% 4 T.J. Maxx / Marshalls (42) $6.79 2.4% 5 OfficeMax (32) 0.63 1.97% 5 Best Buy / Musicland Group (25) $6.50 2.3% 6 Lowe’s Home Improvement (5) 0.65 1.96% 6 OfficeMax (32) $6.17 2.1% 7 JC Penney/Eckards (23) 0.65 1.92% 7 AMC Theater (5) $5.90 2.0% 8 Best Buy/ Musicland Group (25) 0.63 1.91% 8 K-Mart (17) $5.66 2.0% 9 Bed Bath & Beyond (28) 0.63 1.90% 9 PetsMart (27) $5.37 1.9% 10 Target/Mervyn’s (5) 0.52 1.58% 10 Gap/Old Navy/Banana Republic (31) $4.81 1.7% 11 Toys “R” Us (16) 0.45 1.42% 11 Barnes & Noble (33) $4.75 1.6% 12 Petsmart (27) 0.47 1.35% 12 Lowe’s Home Improvement (5) $4.59 1.6% 13 Home Depot (6) 0.38 1.15% 13 Toys “R” Us (16) $3.66 1.3% 14 Kroger (10) 0.37 1.11% 14 Michael’s (21) $3.48 1.2% 15 Gap/Old Navy/Banana Republic (31) 0.36 1.08% 15 Home Depot (6) $3.24 1.1% 16 Joann Stores (20) 0.34 1.03% 16 Cinemark Theatre (6) $3.21 1.1% 17 Beall’s (10) 0.33 1.00% 17 Ross Stores (17) $2.96 1.0% 18 Barnes & Noble (33) 0.31 0.94% 18 Linens ‘N Things (9) $2.85 1.0% 19 Michael’s (21) 0.30 0.91% 19 Kroger (10) $2.85 1.0% 20 Ross Stores (17) 0.30 0.91% 20 Famous Footwear (28) $2.84 1.0% Subtotal: 1-20 12.80 38.72% Subtotal: 1-20 $102.34 35.5% Total Portfolio: 33.05 100.0% Total Portfolio: $288.36 100.0%
(1) Includes Service Merchandise portfolio.
(2) Based on actual pro rata ownership of real estate assets.

Appendix

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 1 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

Alabama
1 BIRMINGHAM, AL (BROOK)	BROOK HIGHLAND PLAZA 5291 HWY 280 SOUTH	35242	SC	1994	1994	100.00%
2 BIRMINGHAM, AL (EASTWOOD)	EASTWOOD FESTIVAL CENTER 7001 CRESTWOOD BLVD	35210	SC	1989	1995	100.00%
3 BIRMINGHAM, AL (RIVERCHASE)	RIVERCHASE PROMENADE MONTGOMERY HIGHWAY	35244	SC	1989	2002	100.00%
Arizona
4 AHWATUKEE, AZ	FOOTHILLS TOWNE CTR (II) 4711 EAST RAY ROAD	85044	SC	1996	1997	50.00%
5 PHOENIX, AZ (DEER VALLEY)	DEER VALLEY TOWNE CENTER 2805 WEST AGUA FRIA FREEWAY	85027	SC	1996	1999	50.00%
6 PHOENIX, AZ (PEORIA)	ARROWHEAD CROSSING 7553 WEST BELL ROAD	85382	SC	1995	1996	50.00%
Arkansas
7 FAYETTEVILLE, AR	SPRING CREEK CENTRE 464 E. JOYCE BOULEVARD	72703	SC	1997	1997	100.00%
8 N. LITTLE ROCK, AR	MCCAIN PLAZA 4124 EAST MCCAIN BOULEVARD	72117	SC	1991	1994	100.00%
9 RUSSELLVILLE, AR	VALLEY PARK CENTRE 3093 EAST MAIN STREET	72801	SC	1992	1994	100.00%
California
10 CAMERON PARK, CA	CAMERON PARK 4082-4092 CAMERON PARK DRIVE	95682	SC	1999	2001	20.00%
11 CITY OF INDUSTRY, CA	PLAZA AT PUENTE HILLS 17647-18271 GALE AVENUE	91748	SC	1987	2001	20.00%
12 FULLERTON, CA	LA MANCHA NORTH HARBOR BLVD.	92632	SC	1973	2001	20.00%

[continued from above table, first column(s) repeated]				[additional columns below]

	Owned
	Gross	Total	Average	Percent
Center/Property	Leasable	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Area	Base Rent

Alabama
1 BIRMINGHAM, AL (BROOK)	383,006	$3,315,407	$8.90	97.2%	WINN DIXIE STORES #417(2014), RHODES#3029/MARKS FITZGERALD(2004), GOODY’S #165(2004), REGAL CINEMAS, INC.(2014), STEIN MART#67(2011), OFFICEMAX #588(2011), MICHAEL’S #9986(2009), BOOKS-A-MILLION-4(2005), LOWES HOME CENTERS(NOT OWNED)
2 BIRMINGHAM, AL (EASTWOOD)	301,074	$1,741,033	$7.88	73.4%	OFFICE DEPOT #43(2004), BURLINGTON COAT FACTORY #297(2008), REGAL CINEMAS, INC.(2006), HOME DEPOT(NOT OWNED), WESTERN SUPERMARKETS(NOT OWNED)
3 BIRMINGHAM, AL (RIVERCHASE)	98,096	$1,209,020	$14.54	84.7%	MARSHALL’S #411(2006)
Arizona
4 AHWATUKEE, AZ	647,904	$9,183,129	$14.67	96.6%	BASSETT FURNITURE(2010), ASHLEY HOMESTORES(2011), STEIN MART #106(2011), AMC THEATRE(2021), BARNES & NOBLE #2781(2012), BABIES ’R US #5670(2007), ROSS STORES, INC. #369(2007), OFFICEMAX #743(2012), JOANN, ETC. #1917(2010), BEST BUY #177(2014)
5 PHOENIX, AZ (DEER VALLEY)	197,009	$2,782,509	$14.12	100.0%	ROSS STORES #412(2009), OFFICEMAX #739(2013), PETSMART #1333(2014), MICHAELS #9922(2009), TARGET(NOT OWNED), AMC THEATRES(NOT OWNED)
6 PHOENIX, AZ (PEORIA)	346,430	$4,039,686	$11.95	97.6%	STAPLES #289(2009), COMP USA#318(2013), MAC FRUGAL’S #333 -1(2010), BARNES & NOBLE #2746-1(2011), T.J. MAXX #162 -1(2005), CIRCUIT CITY — #3362-1(2016), OSHMAN’S SPORTING GOODS, #690(2017), BASSETT FURNITURE(2009), LINENS ’N THINGS #427-1(2011), FRY’S(NOT OWNED)
Arkansas
7 FAYETTEVILLE, AR	262,827	$2,934,724	$11.17	100.0%	T.J. MAXX #159(2005), BEST BUY(2017), GOODY’S #231(2013), OLD NAVY #6169(2005), BED, BATH & BEYOND #278(2009), WAL-MART SUPER CENTER(NOT OWNED), HOME DEPOT(NOT OWNED)
8 N. LITTLE ROCK, AR	233,378	$1,238,781	$5.87	90.4%	BED BATH & BEYOND #517(2013), T.J. MAXX #721(2007), CINEMARK THEATRE-TANDY 10(2011), BURLINGTON COAT FACTORY WHSE(2014)
9 RUSSELLVILLE, AR	272,245	$1,666,478	$6.33	96.7%	WAL-MART STORES #58(2011), STAGE #301(2005), J.C. PENNEY #351(2012)
California
10 CAMERON PARK, CA	103,414	$1,467,343	$14.93	95.0%	SAFEWAY #1618(2020)
11 CITY OF INDUSTRY, CA	518,938	$6,264,412	$13.73	87.9%	MILLER’S OUTPOST/HUB DIST#334(2008), OFFICE DEPOT, INC.(2012), IKEA(2007), CIRCUIT CITY #3301(2009)
12 FULLERTON, CA	109,358	$967,229	$9.40	94.1%	RALPHS GROCERY STORE(2020), BALLARD WIMER BROCKETT&EDWARDS(2004)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

* Does Not Include Service Merchandise Interests	Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 2 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

13 LANCASTER, CA	VALLEY CENTRAL — DISCOUNT 44707-44765 VALLEY CENTRAL WAY	93536	SC	1990	2001	20.00%
14 LONG BEACH, CA	CITY PLACE 451 LONG BEACH BLVD.	90802	SC	2002	1*	24.75%
15 MISSION VIEJO, CA	OLYMPIAD PLAZA 23002-23072 ALICIA PARKWAY	92691	SC	1989	2001	20.00%
16 OCEANSIDE, CA	OCEAN PLACE CINEMAS 401-409 MISSION AVENUE	92054	SC	2000	1*	100.00%
17 PLEASANT HILL, CA	DOWNTOWN PLEASANT HILL TRELAHY AND CRESCENT ROADS	94523	SC	1999	2001	20.00%
18 RICHMOND, CA (HILLTOP)	HILLTOP PLAZA 3401 BLUME DRIVE	94806	SC	1997	2002	100.00%
19 RICHMOND, CA	RICHMOND CITY CENTER MACDONALD AVENUE	94801	SC	1993	2001	20.00%
20 SAN DIEGO, CA	CARMEL MOUNTAIN PLAZA 11610 CARMEL MOUNTAIN ROAD	92128	SC	1993	1995	20.00%
21 SAN FRANCISCO, CA (RETAIL)	VAN NESS PLAZA 1000 VAN NESS AVENUE	94109	SC	1998	2002	100.00%
22 SAN YSIDRO, CA	SAN YSIDRO VILLAGE CAMINO DE LA PLAZA	92173	SC	1988	2000	20.00%
Colorado
23 ALAMOSA, CO	ALAMOSA PLAZA 145 CRAFT DRIVE	81101	SC	1986	2*	100.00%
24 DENVER, CO	TAMARAC SQUARE 7777 E. HAMPDEN	80231	SC	1976	2001	100.00%
25 DENVER, CO (CENTENNIAL)	CENTENNIAL PROMENADE 9555 E. COUNTY LINE ROAD	80223	SC	1997	1997	100.00%
26 LITTLETON, CO (DEV)	ASPEN GROVE 7301 SOUTH SANTAFE	80120	SC	2002	2001	50.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned	Total	Average	Percent
Center/Property	Gross	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Leasable	Base Rent
	Area

13 LANCASTER, CA	459,529	$3,692,168	$11.03	72.8%	WAL-MART #1563(2010), MOVIES 12/CINEMARK(2017), WAL-MART #1563(STORAGE)(2000), MICHAEL’S #3541(2004), MARSHALLS #375(2007), CIRCUIT CITY #411(2011), STAPLES #88(2003), COSTCO(NOT OWNED)
14 LONG BEACH, CA	242,114	$2,377,949	$10.39	94.5%	NORDSTROM, INC.(2012), ROSS STORES, INC(2013), WAL-MART #2949(2022), ALBERTSON’S(NOT OWNED)
15 MISSION VIEJO, CA	45,600	$1,274,369	$27.95	100.0%
16 OCEANSIDE, CA	75,345	$1,013,611	$15.31	87.9%	REGAL CINEMAS(2014)
17 PLEASANT HILL, CA	348,237	$5,986,998	$18.94	90.8%	ALBERTSON’S(2020), MICHAEL’S #2109(2010), BORDERS BOOK & MUSIC(2015), CENTURY THEATRES, INC(2016), BED,BATH & BEYOND(2010), ROSS STORES, INC(2010)
18 RICHMOND, CA (HILLTOP)	248,474	$3,641,378	$14.82	98.9%	OFFICEMAX #558(2011), PETSMART #062(2012), ROSS DRESS FOR LESS(2008), BARNES & NOBLE BOOKSELLERS(2011), CIRCUIT CITY#3374(2017), CENTURY THEATRE(2016)
19 RICHMOND, CA	76,692	$1,122,607	$14.64	100.0%	WALGREENS#2506(2033), FOOD 4 LESS/FOODSCO(2013)
20 SAN DIEGO, CA	440,228	$6,826,871	$15.72	98.6%	PACIFIC THEATRES(2013), SPORTSMART #644(2008), CIRCUIT CITY#3327(2009), MARSHALLS #8452(2009), ROSS DRESS FOR LESS#265(2004), MICHAEL’S #8704(2004), K MART #4776(2018), MERVYN’S(NOT OWNED)
21 SAN FRANCISCO, CA (RETAIL)	123,755	$4,333,900	$35.34	99.1%	CRUNCH FITNESS INT’L, INC.(2008), AMC VAN NESS 14 THEATRES(2018)
22 SAN YSIDRO, CA	258,003	$1,411,484	$8.92	61.3%	K-MART #7418(2006)
Colorado
23 ALAMOSA, CO	19,875	$110,320	$9.23	60.1%	BIG “R”(NOT OWNED), CITY MARKET(NOT OWNED)
24 DENVER, CO	165,768	$1,557,786	$12.16	77.3%	MADSTONE THEATRES(2007), The Gap, Inc.(2003)
25 DENVER, CO (CENTENNIAL)	418,637	$6,226,436	$15.48	96.1%	GOLFSMITH GOLF CENTER(2007), SOUNDTRACK(2017), ROSS DRESS FOR LESS #388(2008), OFFICEMAX #686(2012), MICHAEL’S #9710(2007), TOYS R US#9540(2011), BORDERS #163(2017), LOEHMANN’S R.E. HOLDINGS, INC.(2012), AMERICAN FURNITURE SUPERSTORE(NOT OWNED), R.E.I.(NOT OWNED)
26 LITTLETON, CO (DEV)	259,189	$6,149,858	$27.75	85.5%

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 3 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

27 TRINIDAD, CO	TRINIDAD PLAZA HWY 239 @ 125 FRONTAGE ROAD	81082	SC	1986	2*	100.00%
Connecticut
28 PLAINVILLE, CT	CONNECTICUT COMMONS I-84 & RTE 9	06062	SC	1999	1*	100.00%
29 WATERBURY, CT	KMART PLAZA 899 WOLCOTT STREET	06705	SC	1973	2*	100.00%
Florida
30 BAYONET POINT, FL	POINT PLAZA US 19 & SR 52	34667	SC	1985	2*	100.00%
31 BRANDON, FL	KMART SHOPPING CENTER 1602 BRANDON BL	33511	SC	1972	2*	100.00%
32 CRYSTAL RIVER, FL	CRYSTAL RIVER PLAZA 420 SUN COAST HWY	33523	SC	1986	2*	100.00%
33 DAYTONA BEACH, FL	VOLUSIA 1808 W. INTERNATIONAL SPEEDWAY	32114	SC	1984	2001	100.00%
34 FERN PARK, FL	FERN PARK SHOPPING CENTER 6735 US #17-92 SOUTH	32720	SC	1970	2*	100.00%
35 JACKSONVILLE, FL	JACKSONVILLE REGIONAL 3000 DUNN AVENUE	32218	SC	1988	1995	100.00%
36 MARIANNA, FL	THE CROSSROADS 2814-2822 HIGHWAY 71	32446	SC	1990	2*	100.00%
37 MELBOURNE, FL	MELBOURNE SHOPPING CENTER 750-850 APOLLO BOULEVARD	32935	SC	1978	2*	100.00%
38 NAPLES, FL	CARILLON PLACE 5010 AIRPORT ROAD NORTH	33942	SC	1994	1995	20.00%
39 ORMOND BEACH, FL	ORMOND TOWNE SQUARE 1458 WEST GRANADA BLVD	32174	SC	1993	1994	100.00%
40 OVIEDO, FL	OVIEDO PARK CROSSING RTE 417 & RED BUG LAKE ROAD	32765	SC	1999	1*	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Gross
	Owned	Total	Average	Percent
Center/Property	Leasable	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Area	Base Rent

27 TRINIDAD, CO	63,836	$129,014	$5.33	37.9%	BIG “R”(NOT OWNED)
Connecticut
28 PLAINVILLE, CT	465,453	$5,144,686	$11.05	100.0%	LOWE’S OF PLAINVILLE #650(2019), KOHL’S #461(2022), K MART CORPORATION #7790(2019), A.C. MOORE(2014), OLD NAVY #6187(2011), LEVITZ FURNITURE(2015), LINENS ‘N THINGS(2017), LOEW’S THEATRE(NOT OWNED)
29 WATERBURY, CT	124,310	$417,500	$3.36	100.0%	K MART #3152(2003), JO-ANN STORES #0254(2010)
Florida
30 BAYONET POINT, FL	203,580	$1,129,620	$5.82	95.3%	PUBLIX SUPER MARKETS #295(2005), BEALL’S #11(2002), T.J. MAXX #794(2010)
31 BRANDON, FL	161,900	$511,181	$3.21	98.4%	K MART #4311(2007), SCOTTY’S(NOT OWNED)
32 CRYSTAL RIVER, FL	160,359	$669,460	$6.71	62.2%	BEALL’S #38 -4(2012), BEALL’S OUTLET(2006)
33 DAYTONA BEACH, FL	75,366	$924,416	$12.27	100.0%	TJMF, Inc.(2004), Marshalls of MA, Inc.(2005)
34 FERN PARK, FL	16,000	$82,200	$8.56	60.0%
35 JACKSONVILLE, FL	219,735	$1,290,224	$6.25	94.0%	J.C. PENNEY #1033-4(2007), WINN DIXIE STORES #167(2009)
36 MARIANNA, FL	63,894	$438,922	$7.28	94.4%	BEALL’S #54 -4(2005), WAL-MART(NOT OWNED)
37 MELBOURNE, FL	121,913	$159,709	$4.23	31.0%
38 NAPLES, FL	267,838	$3,035,185	$11.33	100.0%	WINN DIXIE #739(2014), T.J. MAXX #084(2009), ROSS DRESS FOR LESS #305(2005), CIRCUIT CITY #3205(2015), OFFICEMAX #159(2010)
39 ORMOND BEACH, FL	234,045	$1,935,168	$8.27	100.0%	K MART #3783-2(2018), BEALL’S #60 -4(2004), PUBLIX SUPER MARKETS #446(2013)
40 OVIEDO, FL	186,212	$1,906,152	$10.24	100.0%	OFFICEMAX #531(2014), ROSS DRESS FOR LESS(2010), MICHAEL’S #9941(2009), T.J. MAXX #802(2010), LINENS ‘N THINGS(2011), LOWE’S (NOT OWNED)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

* Does Not Include Service Merchandise Interests	Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 4 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

41 PALM HARBOR, FL	THE SHOPPES OF BOOT RANCH 300 EAST LAKEROAD	34685	SC	1990	1995	100.00%
42 PENSACOLA, FL	PALAFOX SQUARE 8934 PENSACOLA BLVD	32534	SC	1988	1*	100.00%
43 SPRING HILL, FL	MARINER SQUARE 13050 CORTEZ BLVD.	34613	SC	1988	2*	100.00%
44 TAMPA, FL (DALE)	NORTH POINTE PLAZA 15001-15233 NORTH DALE MABRY	33618	SC	1990	2*	100.00%
45 TAMPA, FL (WATERS)	TOWN N’ COUNTRY 7021-7091 WEST WATERS AVENUE	33634	SC	1990	2*	100.00%
46 TARPON SPRINGS, FL	TARPON SQUARE 41232 U.S. 19, NORTH	34689	SC	1974	2*	100.00%
47 WEST PASCO, FL	PASCO SQUARE 7201 COUNTY ROAD 54	34653	SC	1986	2*	100.00%
Georgia
48 ATLANTA, GA (DULUTH)	PLEASANT HILL PLAZA 1630 PLEASANT HILL ROAD	30136	SC	1990	1994	100.00%
49 ATLANTA, GA (PERIMETER)	PERIMETER POINTE 1155 MT. VERNON HIGHWAY	30136	SC	1995	1995	20.00%
50 MARIETTA, GA	TOWN CENTER PRADO 2609 BELLS FERRY ROAD	30066	SC	1995	1995	20.00%
Idaho
51 IDAHO FALLS, ID	COUNTRY CLUB MALL 1515 NORTHGATE MILE	83401	SC	1976	1998	100.00%
52 MERIDIAN, ID	MERIDIAN CROSSROADS EAGLE AND FAIRVIEW ROAD	83642	SC	1999	1*	100.00%
Illinois
53 DEER PARK, IL	DEER PARK TOWN CENTER 20503 NORTH RAND ROAD	60074	SC	2000	1*	24.75%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned	Total	Average	Percent
Center/Property	Gross	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Leasable	Base Rent
	Area

41 PALM HARBOR, FL	52,395	$833,744	$16.63	95.7%	TARGET(NOT OWNED), ALBERTSON’S(NOT OWNED)
42 PENSACOLA, FL	17,150	$199,507	$12.55	92.7%
43 SPRING HILL, FL	192,073	$992,041	$7.58	68.1%	BEALL’S #28(2006), WAL-MART(NOT OWNED)
44 TAMPA, FL (DALE)	104,473	$1,176,351	$11.60	97.1%	PUBLIX SUPER MARKETS #398(2010), WAL-MART(NOT OWNED)
45 TAMPA, FL (WATERS)	134,366	$1,047,944	$8.40	92.8%	BEALL’S #56 -4(2005), KASH ‘N KARRY-2 STORE #1745(2010), WAL-MART(NOT OWNED)
46 TARPON SPRINGS, FL	198,797	$1,360,097	$6.84	100.0%	K MART #3257-2(2009), BIG LOTS #564(2007), STAPLES #882 SUPERSTORE(2013)
47 WEST PASCO, FL	135,421	$872,724	$9.04	71.3%	PUBLIX SUPER MARKETS #307(2006), PLYMOUTH BLIMPIE, INC.-4(2006), BEALL’S(NOT OWNED)
Georgia
48 ATLANTA, GA (DULUTH)	99,025	$1,330,347	$14.24	94.3%	OFFICE DEPOT #076-2(2005), WAL-MART(NOT OWNED)
49 ATLANTA, GA (PERIMETER)	343,115	$4,691,487	$14.55	93.9%	MICHAEL’S #1004(2010), STEIN MART #092(2010), BABIES R US, #8892(2007), THE SPORTS AUTHORITY(2012), L.A. FITNESS SPORTS CLUBS(2016), OFFICE DEPOT #434(2012), ST. JOSEPH’S HOSPITAL/ATLANTA(2006), UNITED ARTISTS THEATRE #33272(2015)
50 MARIETTA, GA	318,243	$3,423,952	$12.21	88.1%	STEIN MART #141(2007), ROSS DRESS FOR LESS(2013), PUBLIX #548(2015), CRUNCH FITNESS INTERNATIONAL(2011)
Idaho
51 IDAHO FALLS, ID	148,593	$817,766	$6.54	84.2%	OFFICE MAX #666(2011), ALAMO GROUP(2006), FRED MEYER(NOT OWNED)
52 MERIDIAN, ID	405,123	$4,474,564	$11.08	99.7%	BED BATH & BEYOND #333(2011), OLD NAVY #6046(2005), SHOPKO STORES, INC.(2020), OFFICE DEPOT # 02087(2010), ROSS DRESS FOR LESS # 530(2012), MARSHALLS(2012), SPORTSMAN’S WAREHOUSE(2015)
Illinois
53 DEER PARK, IL	267,516	$6,772,265	$26.48	95.6%	GAP # 581(2010)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 5 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

54 HARRISBURG, IL	ARROWHEAD POINT 701 NORTH COMMERCIAL	62946	SC	1991	1994	100.00%
55 KILDEER, IL	THE SHOPS AT KILDEER 20505 NORTH HIGHWAY 12	60047	SC	2001	2001	10.00%
56 MOUNT VERNON, IL	TIMES SQUARE MALL 42ND AND BROADWAY	62864	MM	1974	2*	100.00%
57 SCHAUMBURG, IL	WOODFIELD VILLAGE GREEN 1430 EAST GOLF ROAD	60173	SC	1993	1995	20.00%
Indiana
58 BEDFORD, IN	TOWN FAIR CENTER 1320 JAMES AVENUE	47421	SC	1993	2*	100.00%
59 CONNERSVILLE, IN	WHITEWATER TRADE CENTER 2100 PARK ROAD	47331	SC	1991	2*	100.00%
60 HIGHLAND, IN	HIGHLAND GROVE SHOPPING CENTER HIGHWAY 41 & MAIN STREET	46322	SC	1995	1996	100.00%
Iowa
61 CEDAR RAPIDS, IA	NORTHLAND SQUARE 303 -367 COLLINS ROAD, NE	52404	SC	1984	1998	100.00%
62 OTTUMWA, IA	QUINCY PLACE MALL 1110 QUINCY AVENUE	52501	MM	1990	2*	100.00%
Kansas
63 LEAWOOD, KS	TOWN CENTER PLAZA 5100 W 119TH STREET	66209	SC	1990	1998	50.00%
64 MERRIAM, KS	MERRIAM TOWN CENTER 5700 ANTIOCH ROAD	66202	SC	1998	1*	50.00%
65 OLATHE, KS (DEVONSHIRE)	DEVONSHIRE VILLAGE 127th STREET & MUR-LEN ROAD	66062	SC	1987	1998	23.75%
66 OVERLAND PARK, KS (CHEROKEE	CHEROKEE NORTH SHOPPING CENTE 8800-8934 W 95th STREET	66212	SC	1987	1998	23.75%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned	Total	Average	Percent
Center/Property	Gross	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Leasable	Base Rent
	Area

54 HARRISBURG, IL	167,074	$879,805	$5.48	96.2%	WAL-MART STORES #237(2011), MAD-PRICER STORE/ROUNDY’S(2011)
55 KILDEER, IL	155,490	$2,909,910	$19.01	98.5%	BED BATH & BEYOND(2012), CIRCUIT CITY(2017), OLD NAVY #6574(2006)
56 MOUNT VERNON, IL	268,263	$802,664	$3.89	76.9%	SEARS #2181(2013), J.C. PENNEY #1717(2007)
57 SCHAUMBURG, IL	501,319	$7,138,225	$15.89	89.6%	CIRCUIT CITY #3111(2009), OFF 5TH(2011), OFFICEMAX #203(2010), CONTAINER STORE(2011), SPORTS AUTHORITY STORE #675(2013), MARSHALLS #544(2009), NORDSTROM RACK #224(2009), BORDERS BOOKS#61(2009), EXPO DESIGN CENTER(2019), COSTCO(NOT OWNED), PRAIRIE ROCK RESTAURANT(NOT OWNED)
Indiana
58 BEDFORD, IN	223,431	$1,346,377	$6.03	100.0%	K MART #7455(2008), GOODY’S #119 -4(2003), J. PENNEY #1324-4(2008), BUEHLER’S BUY LOW #4163(2010)
59 CONNERSVILLE, IN	141,791	$853,495	$6.09	98.8%	COX NEW MARKET-4(2011), WAL-MART STORES #1729(2011)
60 HIGHLAND, IN	295,193	$3,166,922	$11.22	95.7%	MARSHALL’S#663-1(2011), KOHL’S #229-1(2016), CIRCUIT CITY-1(2016), OFFICE MAX #590(2012), TARGET(NOT OWNED), JEWEL(NOT OWNED), BORDERS(NOT OWNED)
Iowa
61 CEDAR RAPIDS, IA	187,068	$1,760,537	$9.41	100.0%	TJ MAXX #119(2004), OFFICE MAX #211(2010), BARNES & NOBLE #2587(2010), KOHL’S #217(2021)
62 OTTUMWA, IA	194,703	$1,313,964	$7.26	93.0%	HERBERGER’S #326(2005), J.C. PENNEY #2438(2005), OFFICEMAX #1033(2015), WAL-MART(NOT OWNED), TARGET(NOT OWNED)
Kansas
63 LEAWOOD, KS	412,922	$7,003,901	$26.24	64.6%	BARNES & NOBLE #2668(2011)
64 MERRIAM, KS	344,009	$3,927,609	$11.42	100.0%	OFFICEMAX #924(2013), PETSMART #240(2019), HEN HOUSE #31(2018), MARSHALLS #8716(2008), DICK’S SPORTING GOODS # 119(2016), CINEMARK/TINSELTOWN 20(2018), HOME DEPOT(NOT OWNED)
65 OLATHE, KS (DEVONSHIRE)	48,732	$339,837	$7.80	89.4%
66 OVERLAND PARK, KS (CHEROKEE	55,565	$337,828	$8.91	68.2%

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 6 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

67 SHAWNEE, KS (QUIVIRA PARCEL)	TEN QUIVIRA PARCEL 63rd ST. & QUIVIRA ROAD	66216	SC	1972	1998	23.75%
68 SHAWNEE, KS (TEN QUIVIRA)	TEN QUIVIRA SHOPPING CENTER 63rd STREET & QUIVIRA ROAD	66216	SC	1992	1998	23.75%
69 WICHITA, KS (EASTGATE)	EASTGATE PLAZA SOUTH ROCK ROAD	67207	SC	1955	2002	100.00%
Kentucky
70 HAZARD, KY	GRAND VUE PLAZA KENTUCKY HIGHWAY 80	41701	SC	1978	2*	100.00%
Maine
71 BRUNSWICK, ME	COOK’S CORNERS 172 BATH ROAD	04011	SC	1965	1997	100.00%
Maryland
72 SALISBURY, MD	THE COMMONS E. NORTH POINT DRIVE	21801	SC	1999	1*	100.00%
73 SALISBURY, MD (DEV JV)	THE COMMONS(PHASE III) NORTH POINTE DRIVE	21801	SC	2000	1*	50.00%
Massachusetts
74 EVERETT, MA	GATEWAY CENTER 1 MYSTIC VIEW ROAD	02149	SC	2001	1*	100.00%
75 FRAMINGHAM, MA	SHOPPER’S WORLD 1 WORCESTER ROAD	01701	SC	1994	1995	20.00%
Michigan
76 BAD AXE, MI	HURON CREST PLAZA 850 NORTH VAN DYKE ROAD	48413	SC	1991	2*	100.00%
77 CHEBOYGAN, MI	KMART SHOPPING PLAZA 1109 EAST STATE	49721	SC	1988	2*	100.00%
78 DETROIT, MI	BELAIR CENTER 8400 E. EIGHT MILE ROAD	48234	SC	1989	1998	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total	Average	Percent
Center/Property	Leasable	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Area	Base Rent

67 SHAWNEE, KS (QUIVIRA PARCEL)	12,000	$194,271	$16.19	100.0%
68 SHAWNEE, KS (TEN QUIVIRA)	162,843	$835,907	$5.62	91.3%	PRICE CHOPPER FOODS(2005), WESTLAKE HARDWARE #17(2005)
69 WICHITA, KS (EASTGATE)	205,200	$1,859,271	$11.66	77.7%	OFFICEMAX #31(2007), TJ MAXX #316(2006), BARNES & NOBLE #2824(2012)
Kentucky
70 HAZARD, KY	111,492	$375,505	$4.31	78.1%	WRIGHT LUMBER(2007)
Maine
71 BRUNSWICK, ME	314,620	$2,381,156	$7.91	95.7%	HOYTS CINEMAS #445-02 BRUNSWIK(2010), BRUNSWICK BOOKLAND(2004), BIG LOTS(2008), T J MAXX #114(2004), SEARS #2203(2012)
Maryland
72 SALISBURY, MD	98,635	$1,233,243	$12.50	100.0%	OFFICEMAX #798(2013), MICHAEL’S #9914(2009), TARGET(NOT OWNED), HOME DEPOT(NOT OWNED)
73 SALISBURY, MD (DEV JV)	27,500	$346,500	$12.60	100.0%
Massachusetts
74 EVERETT, MA	229,682	$3,453,861	$15.54	96.8%	BED BATH AND BEYOND(2011), OLD NAVY #6172(2011), OFFICEMAX # 600(2020), BABIES “R” US #6443(2013), MICHAEL’S #01597(2012), TARGET(NOT OWNED), HOME DEPOT(NOT OWNED)
75 FRAMINGHAM, MA	768,555	$13,470,035	$17.53	100.0%	TOYS R US #7505(2020), JORDON MARSH /FEDERATED(2020), TJ MAXX#147(2010), BABIES “R” US(2013), DSW SHOE WAREHOUSE(2007), A.C. MOORE(2007), MARSHALLS#612(2011), BOBS(2011), LINENS ‘N THINGS#436(2011), SPORTS AUTHORITY#858(2015), OFFICEMAX #121(2011), BEST BUY#532(2014), BARNES & NOBLE #2645(2011), GENERAL CINEMA #971(2014)
Michigan
76 BAD AXE, MI	63,415	$534,308	$8.64	97.5%	GREAT A & P TEA #55492(2012), WAL-MART(NOT OWNED)
77 CHEBOYGAN, MI	95,094	$428,543	$4.51	100.0%	CARTER’S FOOD CENTER(2004), CARTER’S FOOD CENTER(2004), K MART #9245(2005), KMART(NOT OWNED)
78 DETROIT, MI	343,502	$2,188,440	$9.28	68.7%	PHOENIX THEATERS(2011), BALLY TOTAL FITNESS(2016), BIG LOTS STORES, INC.(2008), TARGET(NOT OWNED)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

* Does Not Include Service Merchandise Interests	Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 7 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

79 GAYLORD, MI	PINE RIDGE SQUARE 1401 WEST MAIN STREET	49735	SC	1991	2*	100.00%
80 HOUGHTON, MI	COPPER COUNTRY MALL HIGHWAY M26	49931	MM	1981	2*	100.00%
81 HOWELL, MI	GRAND RIVER PLAZA 3599 EAST GRAND RIVER	48843	SC	1991	2*	100.00%
82 MT. PLEASANT, MI	INDIAN HILLS PLAZA 4208 E BLUE GRASS ROAD	48858	SC	1990	2*	100.00%
83 SAULT ST. MARIE, MI	CASCADE CROSSINGS 4516 I-75 BUSINESS SPUR	49783	SC	1993	1994	100.00%
84 WALKER, MI	GREEN RIDGE SQUARE 3390-B ALPINE AVE NW	49504	SC	1989	1995	100.00%
Minnesota
85 BEMIDJI, MN	PAUL BUNYAN MALL 1201 PAUL BUNYAN DRIVE	56601	MM	1977	2*	100.00%
86 BRAINERD, MN	WESTGATE MALL 1200 HIGHWAY 210 WEST	56401	MM	1985	2*	100.00%
87 COON RAPIDS, MN	RIVERDALE VILLAGE 12921 RIVERDALE DRIVE	55433	SC	1999	1*	25.00%
88 EAGAN, MN	EAGAN PROMENADE 1299 PROMENADE PLACE	55122	SC	1997	1997	50.00%
89 HUTCHINSON, MN	HUTCHINSON MALL 1060 SR 15	55350	MM	1981	2*	100.00%
90 MINNEAPOLIS, MN (MAPLE GROVE)	MAPLE GROVE CROSSING WEAVER LAKE ROAD & I-94	55369	SC	1995	1996	50.00%
91 ST. PAUL, MN	MIDWAY MARKETPLACE 1450 UNIVERSITY AVENUE WEST	55104	SC	1995	1997	100.00%
92 WORTHINGTON, MN	NORTHLAND MALL 1635 OXFORD STREET	56187	MM	1977	2*	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total	Average	Percent
Center/Property	Leasable	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Area	Base Rent

79 GAYLORD, MI	190,482	$1,046,781	$5.50	100.0%	WAL-MART STORES #1542(2010), BUY LOW/ROUNDY’S — 4(2011)
80 HOUGHTON, MI	257,863	$753,878	$5.10	57.3%	J.C. PENNEY #20430(2005), OFFICEMAX #1116(2014)
81 HOWELL, MI	215,047	$1,300,770	$6.05	100.0%	WAL-MART STORES #1754(2011), KROGER #633(2012)
82 MT. PLEASANT, MI	248,963	$1,391,096	$6.11	91.5%	WAL-MART STORES #1428(2009), BIG LOTS #377-4(2004), KROGER #889(2011)
83 SAULT ST. MARIE, MI	270,761	$1,771,706	$6.59	99.3%	WAL-MART STORES #1936(2012), J.C. PENNEY #2625(2008), OFFICE MAX #731(2013), GLEN’S MARKET(2013)
84 WALKER, MI	133,892	$1,439,205	$11.15	96.4%	T.J. MAXX #160(2005), OFFICE DEPOT #241(2005), TARGET(NOT OWNED), MEDIA PLAY(NOT OWNED), TOYS R US(NOT OWNED), CIRCUIT CITY(NOT OWNED)
Minnesota
85 BEMIDJI, MN	297,586	$1,388,682	$5.04	92.5%	K MART #9204(2007), HERBERGER’S #348(2005), J.C. PENNEY #1091-8(2003)
86 BRAINERD, MN	260,319	$1,935,302	$7.52	98.9%	K MART #9525(2004), HERBERGER’S #23(2013), MOVIES 10/WESTGATE MALL/#205(2011)
87 COON RAPIDS, MN	472,721	$4,111,608	$8.80	98.8%	KOHL’S #408(2020), JO-ANN STORES #1941(2010), LINENS ’N THINGS(2016), OLD NAVY # 5958(2007), SEARS, ROEBUCK AND CO.(2017), SPORTSMEN’S WAREHOUSE(2017), BEST BUY STORES, L.P.(2013), COSTCO(NOT OWNED)
88 EAGAN, MN	293,007	$3,167,045	$11.81	91.5%	BYERLY’S(2016), BARNES & NOBLE #2820(2012), OFFICEMAX #604(2013), MICHAEL’S #9841(2008), T J MAXX #379(2007), BED BATH & BEYOND(2012), ETHAN ALLEN(NOT OWNED)
89 HUTCHINSON, MN	121,001	$651,342	$6.00	89.7%	J.C. PENNEY #1076-9 -4(2006), KMART(NOT OWNED)
90 MINNEAPOLIS, MN (MAPLE GROVE)	267,029	$2,832,056	$10.61	100.0%	KOHL’S #241(2016), BARNES & NOBLE-#2749(2011), GANDER MOUNTAIN(2011), MICHAELS STORES, INC.(2012), BED, BATH AND BEYOND(2012), CUB FOODS(NOT OWNED)
91 ST. PAUL, MN	324,354	$2,608,558	$8.04	100.0%	K MART #4803(2022), CUB FOODS(2015), PETSMART #466(2011), MERVYN’S #312(2016), HERBERGER’S(NOT OWNED)
92 WORTHINGTON, MN	185,658	$619,582	$5.19	64.3%	J.C. PENNEY #2271-5 -4(2007), HY VEE FOOD STORES-3(2011)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

* Does Not Include Service Merchandise Interests	Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 8 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

Mississippi
93 STARKVILLE, MS	STARKVILLE CROSSING 882 HIGHWAY 12 WEST	39759	SC	1990	1994	100.00%
94 TUPELO, MS	BIG OAKS CROSSING 3850 N GLOSTER ST	38801	SC	1992	1994	100.00%
Missouri
95 ARNOLD, MO	JEFFERSON COUNTY PLAZA VOGEL ROAD	63010	SC	2002	1*	50.00%
96 FENTON, MO	FENTON PLAZA GRAVOIS & HIGHWAY 141	63206	SC	1970	2*	100.00%
97 INDEPENDENCE, MO	INDEPENDENCE COMMONS 900 EAST 39TH STREET	64057	SC	1995	1995	100.00%
98 KANSAS CITY, MO (BRYWOOD)	BRYWOOD CENTER 8600 E. 63rd STREET	64133	SC	1972	1998	23.75%
99 KANSAS CITY, MO (WILLOW)	THE SHOPS @ WILLOW CREEK 101st TERRACE & WORNALL ROAD	64114	SC	1973	1998	23.75%
100 SPRINGFIELD,MO (MORRIS)	MORRIS CORNERS 1425 EAST BATTLEFIELD	65804	SC	1989	1998	100.00%
101 ST. LOUIS (SUNSET), MO	PLAZA AT SUNSET HILL 10980 SUNSET PLAZA	63128	SC	1997	1998	100.00%
102 ST. LOUIS, MO (CLOCKTOWER)	CLOCKTOWER PLACE 11298 W. FLORISSANT AVE.	63033	SC	1998	1998	50.00%
103 ST.LOUIS, MO (KELLER PLAZA)	KELLER PLAZA 4500 LEMAY FERRY ROAD	63129	SC	1987	1998	100.00%
104 ST.LOUIS, MO (BRENTWOOD)	PROMENADE AT BRENTWOOD 1 BRENTWOOD PROMENADE COURT	63144	SC	1998	1998	100.00%
105 ST.LOUIS, MO (GRAVOIS VILLAGE)	GRAVOIS VILLAGE 4523 GRAVOIS VILLAGE PLAZA	63049	SC	1983	1998	100.00%
106 ST.LOUIS, MO (HOME QUARTERS)	HOME QUARTERS 6303 S. LINBERGH BLVD	63123	SC	1992	1998	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned	Total	Average	Percent
Center/Property	Gross	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Leasable	Base Rent
	Area

Mississippi
93 STARKVILLE, MS	234,652	$1,161,098	$5.16	95.9%	WAL-MART STORES #112(2015), J.C. PENNEY #2447(2010), KROGER #381(2012)
94 TUPELO, MS	348,236	41,942,244	$5.62	99.3%	SAM’S WHOLESALE CLUB#6329(2012), GOODY’S #39(2002), WAL-MART STORES #258(2012)
Missouri
95 ARNOLD, MO	21,767	$268,804	$12.35	100.0%	HOME DEPOT(NOT OWNED), TARGET(NOT OWNED)
96 FENTON, MO	93,548	$710,591	$9.56	79.5%
97 INDEPENDENCE, MO	382,955	$4,408,845	$11.60	99.3%	KOHL’S DEPARTMENT #230(2016), BED, BATH BEYOND #107(2012), MARSHALLS #675(2012), RHODES FURNITURE, INC.(2016), BARNES & NOBLE #2732(2011), AMC THEATRE(2015)
98 KANSAS CITY, MO (BRYWOOD)	208,234	$880,720	$4.90	86.3%	BIG LOTS #489(2004), PRICE CHOPPER(2004)
99 KANSAS CITY, MO (WILLOW)	15,205	$255,784	$16.82	100.0%
100 SPRINGFIELD,MO (MORRIS)	56,033	$414,474	$7.40	100.0%	TOYS R US #9512(2013)
101 ST. LOUIS (SUNSET), MO	417,326	$4,792,719	$11.54	99.5%	BED BATH AND BEYOND(2012), MARSHALLS OF SUNSET HILLS(2012), HOME DEPOT #1089(2023), PETSMART #260(2012), BORDERS #110(2011), TOYS R US #9565(2013), COMP USA COMPUTER SUPER #1012(2013)
102 ST. LOUIS, MO (CLOCKTOWER)	211,045	$2,119,869	$10.21	98.4%	TJ MAXX #389(2008), OFFICE DEPOT#522(2008), DIERBERG’S MARKETPLACE, INC.(2007)
103 ST.LOUIS, MO (KELLER PLAZA)	52,842	$178,980	$7.84	43.2%	SAM’S(NOT OWNED)
104 ST.LOUIS, MO (BRENTWOOD)	299,584	$3,931,703	$13.12	100.0%	TARGET #1102(2023), BED BATH & BEYOND #219(2004), PETSMART #255(2014), SPORTS AUTHORITY(2013)
105 ST.LOUIS, MO (GRAVOIS VILLAGE)	110,992	$627,296	$5.82	97.2%	K MART #7543(2008)
106 ST.LOUIS, MO (HOME QUARTERS)	91,783	$321,240	$3.50	100.0%	WEEKENDS ONLY FURNITURE(2007)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 9 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

107 ST.LOUIS, MO (OLYMPIC OAKS)	OLYMPIC OAKS VILLAGE 12109 MANCHESTER ROAD	63121	SC	1985	1998	100.00%
Nevada
108 LAS VEGAS, NV (DECATUR)	FAMILY CENTER @ LAS VEGAS 14833 WEST CHARLESTON BLVD	89102	SC	1973	1998	100.00%
109 RENO, NV	RENO RIVERSIDE EAST FIRST STREET AND SIERRA	89505	SC	2000	2000	100.00%
New Jersey
110 PRINCETON, NJ	NASSAU PARK SHOPPING CENTER ROUTE 1 & QUAKER BRIDGE ROAD	42071	SC	1995	1997	100.00%
111 PRINCETON, NJ (PAVILION)	NASSAU PARK PAVILION ROUTE 1 AND QUAKER BRIDGE ROAD	42071	SC	1999	1*	100.00%
New Mexico
112 LOS ALAMOS, NM	MARI MAC VILLAGE 800 TRINITY DRIVE	87533	SC	1978	2*	100.00%
North Carolina
113 DURHAM, NC	OXFORD COMMONS 3500 OXFORD ROAD	27702	SC	1990	2*	100.00%
114 NEW BERN, NC	RIVERTOWNE SQUARE 3003 CLAREDON BLVD	28561	SC	1989	2*	100.00%
115 WASHINGTON, NC	PAMLICO PLAZA 536 PAMLICO PLAZA	27889	SC	1990	2*	100.00%
116 WAYNESVILLE, NC	LAKESIDE PLAZA 201 PARAGON PARKWAY	28721	SC	1990	2*	100.00%
117 WILMINGTON, NC	UNIVERSITY CENTRE S. COLLEGE RD & NEW CENTRE DR.	28403	SC	1989	2*	100.00%
North Dakota
119 GRAND FORKS, ND	OFFICE MAX 2500S COLUMBIA ROAD	58201	SC	1978	1999	83.75%
[Continued from above table, first column(s) reported]						[Additional columns below]

	Owned	Total	Average	Percent
Center/Property	Gross	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Leasable	Base Rent
	Area

107 ST.LOUIS, MO (OLYMPIC OAKS)	92,372	$1,424,577	$15.42	100.0%	TJ MAXX #329(2006)
Nevada
108 LAS VEGAS, NV (DECATUR)	49,555	$455,812	$9.58	96.0%	ALBERTSON’S(NOT OWNED)
109 RENO, NV	52,589	$33,748	$0.65	99.5%	CENTURY THEATRE, INC.(2014)
New Jersey
110 PRINCETON, NJ	211,649	$3,696,446	$19.19	91.0%	BORDERS #131(2011), BEST BUY #578(2012), LINENS ‘N THINGS #462(2011), PETSMART #577(2011), WAL-MART(NOT OWNED), SAM’S(NOT OWNED), HOME DEPOT(NOT OWNED), TARGET(NOT OWNED)
111 PRINCETON, NJ (PAVILION)	202,622	$3,099,250	$15.30	100.0%	DICK’S SPORTING GOOD #105(2015), MICHAEL’S(2009), KOHL’S #294(2019), WEGMAN’S MARKET(NOT OWNED)
New Mexico
112 LOS ALAMOS, NM	97,970	$532,378	$6.10	89.1%	SMITH’S FOOD & DRUG CENTERS(2007), FURR’S PHARMACY #887-4(2003), BEALL’S #0180(2009)
North Carolina
113 DURHAM, NC	205,349	$1,206,710	$6.66	88.2%	FOOD LION #747-3(2010), BURLINGTON COAT FACTORY(2007), WAL-MART(NOT OWNED)
114 NEW BERN, NC	68,130	$562,368	$8.41	98.2%	GOODY’S #4(2007), WAL-MART(NOT OWNED)
115 WASHINGTON, NC	93,527	$492,586	$5.27	100.0%	WAL-MART STORES #1354(2009), WAL-MART(NOT OWNED)
116 WAYNESVILLE, NC	181,894	$1,152,933	$6.34	100.0%	WAL-MART STORE #1663(2011), FOOD LION #957-2(2011)
117 WILMINGTON, NC	410,491	$3,317,164	$9.49	85.2%	BARNES & NOBLE #2762(2007), LOWE’S HOME CENTER #445 -4(2014), OLD NAVY #5471(2006), BED BATH & BEYOND(2012), ROSS DRESS FOR LESS(2012), GOODY’S #175 -4(2005), SAM’S(NOT OWNED)
North Dakota
118 DICKINSON, ND	267,506	$1,171,621	$4.56	96.1%	K MART #9564(2003), HERBERGER’S #30(2005), J.C. PENNEY #1628-7(2003)
119 GRAND FORKS, ND	31,812	$0	$0.00	0.0%

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 10 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

Ohio
120 ASHLAND, OH	CLAREMONT PLAA US ROUTE 42	44805	SC	1977	2*	100.00%
121 AURORA, OH	BARRINGTON TOWN SQUARE 70-130 BARRINGTON TOWN SQUARE	44202	SC	1996	1*	100.00%
122 BELLEFONTAINE, OH	SOUTH MAIN STREET PLAZA 2250 SOUTH MAIN STREET	43311	SC	1995	1998	100.00%
123 BOARDMAN, OH	SOUTHLAND CROSSING I-680 & US ROUTE 224	44514	SC	1997	1*	100.00%
124 CANTON, OH (EVERHARD ROAD)	BELDEN PARK CROSSINGS 5496 DRESSLER ROAD	44720	SC	1995	1*	100.00%
125 CANTON, OH (PHASE II)	BELDEN PARK CROSSINGS (II) DRESSLER ROAD	44720	SC	1997	1*	100.00%
126 CHILLICOTHE, OH	CHILLICOTHE PLACE 867 N BRIDGE STREET	45601	SC	1974	2*	100.00%
127 CINCINNATI, OH	GLENWAY CROSSING 5100 GLENCROSSING WAY	45238	SC	1990	2*	100.00%
128 CLEVELAND, OH (WEST 65th)	KMART PLAZA — WEST 65TH 3250 WEST 65TH STREET	44102	SC	1977	2*	100.00%
129 COLUMBUS, OH (DUBLIN VILLAGE)	DUBLIN VILLAGE CENTER 6561-6815 DUBLIN CENTER DRIVE	43017	SC	1987	1998	80.01%
130 COLUMBUS, OH (EASTON MARKET	EASTON MARKET 3740 EASTON MARKET	43230	SC	1998	1998	100.00%
131 COLUMBUS, OH (LENNOX TOWN)	LENNOX TOWN CENTER 1647 OLENTANGY RIVER ROAD	43212	SC	1997	1998	50.00%
132 COLUMBUS, OH (SUN CENTER)	SUN CENTER 3622-3860 DUBLIN GRANVILLE RD	43017	SC	1995	1998	79.45%
133 DAYTON, OH	WASHINGTON PARK 615-799 LYONS ROAD	45458	SC	1990	1998	49.29%

[continued from above table, first column(s) repeated]	[additional columns below]

	Owned	Total	Average	Percent
Center/Property	Gross	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Leasable	Base Rent
	Area

Ohio
120 ASHLAND, OH	110,656	$72,773	$2.68	24.5%	QUALITY STORES #3116(2005)
121 AURORA, OH	64,700	$771,705	$13.15	90.7%	HEINEN’S(NOT OWNED)
122 BELLEFONTAINE, OH	52,399	$432,292	$8.25	100.0%	GOODY’S STORE # 314(2010), STAPLES # 1146(2010)
123 BOARDMAN, OH	506,254	$4,082,024	$8.14	99.1%	LOWE’S COMPANIES #188(2016), BABIES “R” US #9254(2009), STAPLES STORE #817(2012), DICKS CLOTHING & SPORTING(2012), WAL-MART STORES #2211(2017), PETSMART #558(2013), GIANT EAGLE, INC(2018)
124 CANTON, OH (EVERHARD ROAD)	257,344	$2,554,242	$10.60	93.6%	DICK’S CLOTHING & SPORTING #64(2010), DSW SHOE WAREHOUSE(2011), KOHL’S DEPARTMENT STORE#239(2016)
125 CANTON, OH (PHASE II)	236,105	$2,075,260	$9.46	92.9%	VALUE CITY FURNITURE #55(2011), H.H. GREGG APPLIANCES(2011), JO-ANN STORES #1900(2008), PETSMART #523(2013)
126 CHILLICOTHE, OH	236,009	$1,822,035	$7.72	100.0%	LOWE’S HOME CENTERS #472-2(2015), KROGER #348(2016), OFFICE MAX #617(2013)
127 CINCINNATI, OH	235,616	$1,966,516	$9.78	85.4%	WINN DIXIE STORES #1771 -4(2010)
128 CLEVELAND, OH (WEST 65th)	49,420	$265,724	$5.51	97.6%	GREAT A & P TEA #23001-4(2007), KMART(NOT OWNED)
129 COLUMBUS, OH (DUBLIN VILLAGE)	326,912	$1,581,809	$12.98	37.3%	AMC THEATRE(2007), B.J.’S WHOLESALE CLUB(NOT OWNED)
130 COLUMBUS, OH (EASTON MARKET	509,611	$6,021,799	$11.82	100.0%	COMPUSA, INC #533(2013), STAPLES, INC. #603(2013), PETSMART, INC. #550(2015), GOLFSMITH GOLF CENTER(2013), MICHAEL’S #9876(2013), GALYAN’S(2013), DSW SHOE WAREHOUSE(2012), KITTLE’S HOME FURNISHINGS(2012), BED BATH & BEYOND, INC.(2014), TJ MAXX#447(2008)
131 COLUMBUS, OH (LENNOX TOWN)	352,913	$3,344,654	$9.48	100.0%	TARGET#1058(2016), BARNES & NOBLE#2860(2007), STAPLES #451(2011), AMC THEATRES LENNOX 24(2021)
132 COLUMBUS, OH (SUN CENTER)	305,428	$3,218,121	$10.99	95.9%	BABIES R US #9242(2011), MICHAEL’S(2013), RHODES FURNITURE(2012), STEIN MART #130(2007), BIG BEAR(2016), STAPLES #403(2010)
133 DAYTON, OH	212,369	$1,004,621	$8.60	55.0%	BOOKS A MILLION # 307(2005)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 11 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

134 DUBLIN, OH (PERIMETER CENTER)	PERIMETER CENTER 6644-6804 PERIMETER LOOP ROAD	43017	SC	1996	1998	100.00%
135 EASTLAKE, OH	KMART PLAZA 33752 VINE STREET	44094	SC	1971	2*	100.00%
136 ELYRIA, OH	ELYRIA SHOPPING CENTER 825 CLEVELAND	44035	SC	1977	2*	100.00%
137 GROVE CITY, OH (DERBY SQUARE	DERBY SQUARE SHOPPING CENTER 2161-2263 STRINGTOWN ROAD	43123	SC	1992	1998	100.00%
138 HAMILTON, OH	H.H. GREG 1371 MAIN STREET	43450	SC	1986	1998	100.00%
139 HILLSBORO, OH	HILLSBORO SHOPPING CENTER 1100 NORTH HIGH STREET	45133	SC	1979	2*	100.00%
140 HUBER HTS., OH	NORTH HEIGHTS PLAZA 8280 OLD TROY PIKE	45424	SC	1990	2*	100.00%
141 LEBANON, OH	COUNTRYSIDE PLACE 1879 DEERFIELD ROAD	45036	SC	1990	2*	100.00%
142 MACEDONIA, OH	MACEDONIA COMMONS MACEDONIA COMMONS BLVD.	44056	SC	1994	1994	50.00%
143 MACEDONIA, OH (PHASE II)	MACEDONIA COMMONS (PHASE II) 8210 MACEDONIA COMMONS	44056	SC	1999	1*	100.00%
144 NILES, OH	GREAT EAST PLAZA 909 GREAT EAST PLAZA	44446	SC	1980	1999	83.75%
145 NORTH OLMSTED, OH	GREAT NORTHERN PLAZA NORTH 25859-26437 GREAT NORTHERN	44070	SC	1958	1997	100.00%
146 NORTH OLMSTED, OH (BABIES)	BABIES R’ US PLAZA 26520 LORAIN AVENUE	44070	SC	1978	1999	83.75%
147 PATASKALA, OH	VILLAGE MARKET/RITE AID CENTER 78-80 OAK MEADOW DRIVE	43062	SC	1980	1998	100.00%

[continued from above table, first column(s) repeated]				[additional columns below]

	Owned	Total	Average	Percent
Center/Property	Gross	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Leasable	Base Rent
	Area

134 DUBLIN, OH (PERIMETER CENTER)	137,556	$1,532,533	$11.87	93.9%	BIG BEAR(2016)
135 EASTLAKE, OH	4,000	$0	$0.00	0.0%	KMART(NOT OWNED)
136 ELYRIA, OH	150,200	$521,970	$7.44	46.7%	FIRST NAT’L SUPERMARKET #811(2010)
137 GROVE CITY, OH (DERBY SQUARE	128,210	$1,319,967	$10.30	100.0%	BIG BEAR(2012)
138 HAMILTON, OH	40,000	$230,000	$5.75	100.0%	ROUNDY’S(2006)
139 HILLSBORO, OH	58,564	$146,495	$7.90	31.6%	BOB & CARL’S(NOT OWNED)
140 HUBER HTS., OH	163,741	$1,671,414	$10.45	97.6%	CUB FOODS(2011), WAL-MART(NOT OWNED)
141 LEBANON, OH	27,500	$109,684	$8.99	44.4%	WAL-MART(NOT OWNED), ERB LUMBER(NOT OWNED)
142 MACEDONIA, OH	233,639	$2,440,023	$10.44	100.0%	FIRST NATL. SUPERMARKETS #26(2018), KOHL’S #235(2016), WAL-MART(NOT OWNED)
143 MACEDONIA, OH (PHASE II)	169,481	$1,601,734	$9.45	100.0%	CINEMARK(2019), HOME DEPOT #3824(2020)
144 NILES, OH	67,100	$0	$0.00	0.0%
145 NORTH OLMSTED, OH	631,757	$7,169,233	$12.26	92.6%	KIDS R US #1173(2008), BED BATH & BEYOND, INC.(2012), PETSMART #529(2008), HOME DEPOT USA #3803(2019), JO-ANN STORES #1923(2009), MARC’S(2012), COMP USA INC. #577(2007), BEST BUY #279(2010), MARSHALLS #8267/TJX COMPANY(2005), KRONHEIMS FURNITURE(2012), TOPS SUPERMARKET(NOT OWNED)
146 NORTH OLMSTED, OH (BABIES)	67,466	$419,060	$7.44	83.5%	BABIES “R” US #9284(2011)
147 PATASKALA, OH	33,270	$194,600	$5.85	100.0%	CARDINAL (GARDNERS/LANCASTER)(2007)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 12 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

148 PICKERINGTON, OH	SHOPPES AT TURNBERRY 1701-1797 HILL ROAD NORTH	43147	SC	1990	1998	100.00%
149 SOLON, OH	UPTOWN SOLON KRUSE DRIVE	44139	SC	1998	1*	100.00%
150 STOW, OH	STOW COMMUNITY SHOPPING CENTE KENT ROAD	44224	SC	1997	1*	100.00%
151 TIFFIN, OH	TIFFIN MALL 870 WEST MARKET STREET	44883	MM	1980	2*	100.00%
152 TOLEDO, OH	SPRINGFIELD COMMONS SHOPPING S. HOLLAND-SYLVANIA ROAD	43528	SC	1999	1*	100.00%
153 WESTLAKE, OH	WEST BAY PLAZA 30100 DETROIT ROAD	44145	SC	1974	2*	100.00%
154 WILMINGTON, OH	SOUTH RIDGE SHOPPING CENTER 1025 S SOUTH STREET	45177	SC	1977	2*	100.00%
155 XENIA, OH	WEST PARK SQUARE 1700 WEST PARK SQUARE	45385	SC	1994	1*	100.00%
Oregon
156 PORTLAND, OR	TANASBOURNE TOWN CENTER NW EVERGREEN PKWY & NW RING RD	97006	SC	1995	1996	50.00%
Pennsylvania
157 E. NORRITON, PA	KMART PLAZA 2692 DEKALB PIKE	19401	SC	1975	2*	100.00%
158 ERIE (PEACHSTREET), PA	PEACH STREET SQUARE	16509	SC	1995	1*	100.00%
	1902 KEYSTONE DRIVE
South Carolina
159 ANDERSON, SC	NORTHTOWNE CENTER 3812 LIBERTY HIGHWAY	29621	SC	1993	1995	100.00%
160 CAMDEN, SC	SPRINGDALE PLAZA 1671 SPRINGDALE DRIVE	29020	SC	1990	2*	100.00%

[continued from above table, first column(s) repeated]				[additional columns below]

	Owned	Total	Average	Percent
Center/Property	Gross	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Leasable	Base Rent
	Area

148 PICKERINGTON, OH	59,495	$672,683	$14.87	76.0%
149 SOLON, OH	183,288	$2,812,463	$15.34	100.0%	MUSTARD SEED MKT & CAFE(2019), BED, BATH AND BEYOND#204(2009), BORDERS #286(2018)
150 STOW, OH	404,505	$2,897,134	$7.24	98.9%	K MART #4264(2006), BED BATH AND BEYOND #360(2011), GIANT EAGLE, INC. #4096(2017), KOHL’S #331(2019), OFFICE MAX #626(2011), BORDERS OUTLET #249(2003), TARGET(NOT OWNED)
151 TIFFIN, OH	148,469	$738,386	$5.42	91.8%	J.C. PENNEY #324-4(2005), AARON RENTS, INC.#C0399(2004)
152 TOLEDO, OH	241,129	$2,426,008	$10.61	94.8%	KOHL’S #324(2019), GANDER MOUNTAIN, L.L.C.(2014), BED BATH & BEYOND #240(2010), OLD NAVY #6429(2005), BABIES R US(NOT OWNED)
153 WESTLAKE, OH	162,330	$1,282,675	$7.90	100.0%	MARC’S #37(2004), K MART #3234(2004)
154 WILMINGTON, OH	55,130	$196,350	$4.36	81.8%	SUPER VALU STORES, INC(2003)
155 XENIA, OH	104,873	$702,751	$7.74	86.6%	KROGER #829(2019), WAL-MART(NOT OWNED)
Oregon
156 PORTLAND, OR	309,617	$5,117,714	$16.53	100.0%	BARNES & NOBLE #2748(2011), OFFICE DEPOT-#00954(2010), HAGGAN’S(2021), LINENS N THINGS(2017), ROSS DRESS FOR LESS #399(2008), MICHAEL’S #9887(2009), NORDSTROM(NOT OWNED), TARGET(NOT OWNED), MERVYN’S(NOT OWNED)
Pennsylvania
157 E. NORRITON, PA	174,976	$1,009,946	$6.79	85.0%	K MART #3026(2005), BIG LOTS(2010)
158 ERIE (PEACHSTREET), PA	538,103	$4,635,655	$8.61	100.0%	LOWE’S HOME CTR #226(2015), MEDIA PLAY-4 #8158(2011), KOHL’S-#221-4(2016), WAL-MART STORES #2278(2015), CINEMARK #186(2011), PETSMART #556(2015), CIRCUIT CITY SUPERSTORE 3744(2020), HOME DEPOT(NOT OWNED) OWNED)
South Carolina
159 ANDERSON, SC	14,250	$122,050	$8.56	100.0%	WAL-MART(NOT OWNED), SAM’S(NOT OWNED)
160 CAMDEN, SC	180,127	$1,085,886	$6.44	93.6%	WINN DIXIE STORES #2174(2011), BELK #227(2015), WAL-MART SUPER CENTER(NOT OWNED)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 13 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

161 COLUMBIA, SC (HARBISON)	HARBISON COURT HARBISON BLVD	29212	SC	1991	2002	100.00%
162 MT. PLEASANT, SC	WANDO CROSSING 1500 HIGHWAY 17 NORTH	29465	SC	1992	1995	100.00%
163 N. CHARLESTON, SC	NORTH POINTE PLAZA 7400 RIVERS AVENUE	29406	SC	1989	2*	100.00%
164 ORANGEBURG, SC	NORTH ROAD PLAZA 2795 NORTH ROAD	29115	SC	1994	1995	100.00%
165 S. ANDERSON, SC	CROSSROADS PLAZA 406 HIGHWAY 28 BY-PASS	29624	SC	1990	1994	100.00%
166 SIMPSONVILLE, SC	FAIRVIEW STATION 621 FAIRVIEW ROAD	29681	SC	1990	1994	100.00%
167 UNION, SC	WEST TOWNE PLAZA U.S.HWY 176 BY-PASS #1	29379	SC	1990	2*	100.00%
South Dakota
168 WATERTOWN, SD	WATERTOWN MALL 1300 9TH AVENUE	56401	MM	1977	2*	100.00%
Tennessee
169 BRENTWOOD, TN	COOL SPRINGS POINTE I-65 AND MOORE’S LANE	37027	SC	1999	2000	100.00%
Texas
170 FT. WORTH, TX	EASTCHASE MARKET SWC EASTCHASE PKWY & I-30	76112	SC	1995	1996	50.00%
171 FT. WORTH, TX (FOSSIL CREEK)	FOSSIL CREEK WESTERN CENTER BLVD	76137	SC	1991	2002	100.00%
172 LEWISVILLE, TX (LAKEPOINTE)	LAKEPOINTE CROSSINGS S STEMMONS FREEWAY	75067	SC	1991	2002	100.00%
173 SAN ANTONIO, TX	LA PLAZA DEL NORTE 125 NE LOOP 410	78216	SC	1996	1997	35.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned	Total	Average	Percent
Center/Property	Gross	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Leasable	Base Rent
	Area

161 COLUMBIA, SC (HARBISON)	252,689	$2,316,726	$12.40	73.9%	Barnes & Noble #2688(2011), Marshall’s #458(2007), OfficeMax #640(2011)
162 MT. PLEASANT, SC	209,139	$2,004,048	$9.83	97.5%	PIGGLY WIGGLY #29-4(2012), OFFICE DEPOT # 2002(2010), T.J. MAXX #780 -3(2007), MARSHALL’S OF MA, INC.(2011), WAL-MART(NOT OWNED)
163 N. CHARLESTON, SC	294,471	$1,981,195	$6.80	98.9%	WAL-MART STORES #1359(2009), OFFICE MAX #342(2007), HELIG MEYERS(NOT OWNED), SERVICE MERCHANDISE(NOT OWNED)
164 ORANGEBURG, SC	50,760	$493,037	$9.71	100.0%	GOODY’S #282(2008), WAL-MART(NOT OWNED)
165 S. ANDERSON, SC	163,809	$350,804	$4.16	51.5%	WAL-MART STORES #644(2010)
166 SIMPSONVILLE, SC	142,133	$763,225	$5.48	98.0%	INGLES MARKETS #41(2011), KOHL’S DEPARTMENT STORES(2015)
167 UNION, SC	184,331	$1,000,642	$5.56	97.6%	WAL-MART STORES #629(2009), BELK STORES SERVICES, INC.(2010), WINN DIXIE STORES #1255(2010)
South Dakota
168 WATERTOWN, SD	285,470	$1,570,902	$5.55	99.2%	HERBERGER’S #15(2004), J.C. PENNEY #0495- -4(2008), HY VEE SUPERMARKET(NOT OWNED)
Tennessee
169 BRENTWOOD, TN	201,516	$2,446,649	$12.14	100.0%	BEST BUY #170(2014), THE SPORTS AUTHORITY(2013), LINENS ‘N THINGS #521(2014), DSW SHOE WAREHOUSE #29103(2008)
Texas
170 FT. WORTH, TX	205,017	$2,556,244	$12.61	98.9%	UNITED ARTISTS THEATRE #33306(2012), PETSMART #182(2011), MJ DESIGNS #4589(2011), ROSS DRESS FOR LESS #351-1(2006), TARGET(NOT OWNED), OFFICE DEPOT(NOT OWNED), TOYS R US(NOT OWNED)
171 FT. WORTH, TX (FOSSIL CREEK)	68,515	$964,482	$15.55	90.5%
172 LEWISVILLE, TX (LAKEPOINTE)	311,039	$2,828,664	$11.06	82.2%	THE ROOMSTORE #1055(2007), PETsMART #176(2009), BEST BUY #258(2010), ACADEMY SPORTS(2016), MARDEL CHRISTIAN BOOKSTORE(2012), TOYS R’ US(NOT OWNED), SERVICE MERCHANDISE(NOT OWNED), GARDEN RIDGE(NOT OWNED)
173 SAN ANTONIO, TX	310,394	$3,638,319	$13.31	88.1%	ROSS STORES, INC.(2007), DSW SHOE WAREHOUSE(2007), BEST BUY COMPANY #201(2102), OSHMAN'S SPORTING GOODS #236(2016), OFFICE MAX #406(2012)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 14 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

174 SAN ANTONIO, TX (BANDERA PT)	BANDERA POINT STATE LOOP 1604/BANDERA ROAD	78227	SC	2001	1*	100.00%
Utah
175 LOGAN, UT	FAMILY PLACE @ LOGAN 400 NORTH STREET	84321	SC	1975	1998	100.00%
176 MIDVALE, UT	FAMILY CENTER AT FORT UNION 900 EAST FT UNION BLVD	84047	SC	1973	1998	100.00%
177 OGDEN, UT	FAMILY CENTER AT OGDEN 5-POINT 21-129 HARRISVILLE ROAD	84404	SC	1977	1998	100.00%
178 OREM, UT	FAMILY CENTER AT OREM 1300 SOUTH STREET	84058	SC	1991	1998	100.00%
179 RIVERDALE, UT	FAMILY CENTER AT RIVERDALE 1050 WEST RIVERDALE ROAD	84405	SC	1995	1998	100.00%
180 SALT LAKE CITY, UT (33RD)	FAMILY PLACE @ 33RD SOUTH 3300 SOUTH STREET	84115	SC	1978	1998	100.00%
181 TAYLORSVILLE, UT	FAMILY CENTER AT MIDVALLEY 5600 SOUTH REDWOOD	84123	SC	1982	1998	100.00%
Vermont
182 BERLIN, VT	BERLIN MALL 282 BERLIN MALL RD., UNIT #28	05602	MM	1986	2*	100.00%
Virginia
183 FAIRFAX, VA	FAIRFAX TOWNE CENTER 12210 FAIRFAX TOWNE CENTER	22033	SC	1994	1995	20.00%
184 MARTINSVILLE, VA	LIBERTY FAIR MALL 240 COMMONWEALTH BOULEVARD	24112	MM	1989	2*	50.00%
185 PULASKI, VA	MEMORIAL SQUARE 1000 MEMORIAL DRIVE	24301	SC	1990	2*	100.00%
186 WINCHESTER, VA	APPLE BLOSSOM CORNERS 2190 S. PLEASANT VALLEY	22601	SC	1990	2*	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total	Average	Percent
Center/Property	Leasable	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
	Area	Base Rent

174 SAN ANTONIO, TX (BANDERA PT)	278,727	$3,976,256	$14.34	99.5%	T.J. MAXX(2011), LINENS ‘N THINGS #594(2012), OLD NAVY #6499(2006), ROSS DRESS FOR LESS(2012), BARNES & NOBLE # 2055(2011), TARGET(NOT OWNED), LOWE’S(NOT OWNED)
Utah
175 LOGAN, UT	19,200	$91,620	$12.73	37.5%	RITE AID(NOT OWNED)
176 MIDVALE, UT	661,627	$6,892,791	$10.56	98.6%	MERVYN’S #M-0065A(2005), BABIES R US #9568(2013), OFFICE MAX #126(2007), SMITH’S FOOD & DRUGS#85(2024), MEDIA PLAY #8122(2016), BED BATH & BEYOND #198(2014), ROSS DRESS FOR LESS #502(2011), WAL-MART STORES #2207(2015)
177 OGDEN, UT	162,316	$796,820	$5.52	89.0%	HARMONS(2012)
178 OREM, UT	150,667	$1,524,289	$10.12	100.0%	KIDS R US # 1347(2011), MEDIA PLAY #8120(2015), OFFICE DEPOT #538(2008), JO-ANN FABRICS AND CRAFTS#1756(2012), R.C. WILLEY(NOT OWNED), TOYS R US(NOT OWNED)
179 RIVERDALE, UT	590,313	$4,449,859	$7.85	96.0%	MAY COMPANY(2011), OFFICE MAX #76(2008), GART SPORTS #326(2012), SPORTMAN’S WAREHOUSE(2009), MEDIA PLAY(2016), CIRCUIT CITY#3349(2016), TARGET SUPERSTORE #1753(2017)
180 SALT LAKE CITY, UT (33RD)	35,459	$262,502	$8.55	86.6%
181 TAYLORSVILLE, UT	729,445	$6,191,646	$10.23	83.0%	JOLENE’S(2003), MEDIA PLAY #8121(2015), OFFICE MAX #127(2008), CIRCUIT CITY #3353(2016), PETSMART #168(2012), SHOPKO #085(2014), GART SPORTS #324(2017), BED, BATH & BEYOND #270(2015), HARMONS SUPERSTORE(NOT OWNED)
Vermont
182 BERLIN, VT	174,731	$1,526,059	$8.82	99.0%	WAL-MART STORES #2682(2014), J.C. PENNEY #2342(2009)
Virginia
183 FAIRFAX, VA	253,941	$4,275,113	$16.84	100.0%	SAFEWAY #1431(2019), T.J. MAXX #106(2009), TOWER RECORDS#822(2009), BED, BATH & BEYOND#65(2010), UNITED ARTISTS #33191(2014)
184 MARTINSVILLE, VA	435,057	$2,772,445	$7.07	90.1%	GOODY’S #166(2006), BELK/LEGGETTS(2009), J.C. PENNEY #3010(2009), SEARS #2094 -4(2009), OFFICEMAX #744(2012), KROGER #R-350(2017)
185 PULASKI, VA	143,299	$919,503	$6.42	100.0%	WAL-MART STORES #1652(2011), FOOD LION #799-2(2011)
186 WINCHESTER, VA	230,940	$2,163,215	$9.47	99.0%	MARTIN’S FOOD STORE #78(2040), KOHL’S #283(2018), OFFICE MAX #844(2012), BOOKS-A-MILLION #954(2008)

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Property List*	Run Date: 02/17/2003 Time: 4:52:44PM Page 15 of 15

		Zip	Type of	Year	Year	DDR
Center/Property	Location	Code	Property	Developed	Acquired	OwnerShip
						Interest

Washington
187 BELLINGHAM, WA	MERIDIAN VILLAGE SHOPPING CTR NE CORNER G MERIDIAN/TELEGRAPH	98226	SC	1979	2000	20.00%
188 EVERETT, WA	PUGET PARK 520 128TH STREET SW	98204	SC	1981	2001	20.00%
West Virginia
189 BARBOURSVILLE, WV	OFFICE MAX CENTER 5-13 MALL ROAD	25504	SC	1985	1998	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Owned
		Gross	Total	Average	Percent
Center/Property		Leasable	Annualized	Base Rent	Occupied	Anchor Tenants(Lease Expiration)
		Area	Base Rent

Washington
187 BELLINGHAM, WA		208,422	$1,900,750	$9.77	93.4%	CIRCUIT CITY #3326(2015), HOME DEPOT INC., #4715(2013), PAYLESS DRUG #05240(2004)
188 EVERETT, WA		40,958	$413,107	$12.19	82.7%	ALBERTSON’S (NOT OWNED)
West Virginia
189 BARBOURSVILLE, WV		70,900	$288,037	$4.06	100.0%	DISCOUNT EMPORIUM(2006), OFFICEMAX #263(2006), VALUE CITY(NOT OWNED)
	Grand Total:	39,722,102	$383,190,339

* 1.	Property Developed by the Company	* SC = Shopping Center
* 2.	Original IPO Property	* MM = Mini-Mall
* BC = Business Center

*     Does Not Include Service Merchandise Interests

Property Listing 7.1

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Investor Information

Developers Diversified Realty
www.ddrc.com
3300 Enterprise Parkway / Beachwood, Ohio 44122
Phone: (216) 755-5500      Fax: (216) 755-1500

Officers	Board of Directors

Scott A. Wolstein, Chairman of the Board &
Chief Executive Officer

David M. Jacobstein, President and Chief Operating Officer

Daniel B. Hurwitz, Executive Vice President

James A. Schoff, Senior Investment Officer

Joan U. Allgood, Sr. Vice President of Legal and Transactions

Timothy Bruce, Sr. Vice President of Development

William H. Schafer, Sr. Vice President & Chief Financial Officer

Richard E. Brown, Sr. Vice President of Real Estate Operation

Joseph G. Padanilam, Vice President of Transactions

Richard L. Davis, Vice President of Information Technology

Ralph J. Conti, Vice President and Director of Development

Susan Hennessey, Vice President of Human Resources

Steven M. Dorsky, Vice President of Leasing - Northeast

RobinWalker-Gibbons, Vice President of Leasing - Southeast

Anthony L. Vodicka, Vice President of Leasing - West

Scott A. Wolstein, Chairman of the Board Chief Executive Officer, Developers Diversified Realty

David M. Jacobstein, President & Chief Operating Officer, Developers Diversified Realty

Daniel B. Hurwitz, Executive Vice President Developers Diversified Realty

Albert T. Adams, Director
Chairman, Cleveland Office — Baker & Hostetler LLP

Dean S. Adler, Director
Principal — Lubert-Adler Management, Inc

Terrance R. Ahern, Director
Principal — The Townsend Group

Robert Gidel, Director
Managing Partner — Liberty Partners, LP

Victor B. MacFarlane, Founder and Managing Principal MacFarlane Partners, LLC

Barry Sholem, Director
Co-Chair & Managing Director — Donaldson, Lufkin & Jenrette Capital Partners

Developers Diversified Realty
Quarterly Financial Supplement
For the twelve months ended December 31, 2002

Investor Information (Continued)

Research Coverage		Research Coverage, continued

AG Edwards		Merrill Lynch
Bill Camp	(314) 955-5368	Steve Sakwa	(212) 449-0335
		Craig Schmidt	(212) 449-1944
Credit Suisse First Boston
Larry Raiman	(212) 538-2380	Morgan Stanley
Jay Habermann	(212) 538-5250	Matthew Ostrower	(212) 761-6284
		Alan Calderon	(212) 761-8564
Deutsche Bank Alex Brown
Lou Taylor	(212) 469-4912	Prudential Securities
John Perrry	(212) 469-5182	Jim Sullivan	(212) 778-2515
		Allison Donoho	(212) 778-1417
Goldman Sachs
David Kostin	(212) 902-6781	Transfer Agent
David Oakes	(212) 902-1970	National City Bank
Corporate Trust Operations
Green Street Advisors		P.O. Box 92301
Greg Andrews	(949) 640-8780	Cleveland, Ohio 44193-0900
Barb Hoogland	(949) 640-8780	1-800-622-6757

Hilliard Lyons		Investor Relations
John Roberts	(502) 588-9143	Michelle A. Mahue
Dendra Lambert	(502) 588-1239	Director of Investor Relations
Phone: (216) 755-5455
McDonald & Company		Fax: (216) 755-1455
Richard Moore	(216) 443-2815	Email: mmahue@ddrc.com
Richard Sweigard	(216) 563-2501